PEPSICO

50

YEARS & GROWING

Notice of 2015 Annual Meeting of Shareholders and Proxy Statement





Performance with Purpose
The Promise of PepsiCo

At the heart of PepsiCo is Performance with Purpose—our goal to deliver top-tier financial performance while creating sustainable growth and shareholder value.

In practice, Performance with Purpose means providing a wide range of foods and beverages from treats to healthy eats; finding innovative ways to minimize our impact on the environment and reduce our operating costs; providing a safe and inclusive workplace for our employees globally; and respecting, supporting and investing in the local communities where we operate.



 **PEPSICO**

Dear Fellow PepsiCo Shareholders:

I am pleased to invite you to attend our 2015 Annual Meeting of Shareholders on Wednesday, May 6, 2015 at 9:00 a.m. Eastern Daylight Time at the North Carolina History Center in New Bern, North Carolina, the "birthplace" of Pepsi. In 2015, we are celebrating our 50th anniversary as a combined food and beverage company. We have run this Company over the past 50 years with you, our shareholders, in mind. Looking forward, we hope to continue to earn your confidence and trust as we continue to focus on running PepsiCo for the long term.

2014 was a strong year for PepsiCo

We are proud of the results that we delivered in 2014, including:

- Meeting or exceeding each of our financial goals;

- Returning $8.7 billion to shareholders in the form of dividends and share repurchases—a 36% increase over 2013; and

- Continuing our relentless focus on managing costs by delivering $1 billion in productivity savings.

We are equally proud that we were able to achieve these results while strengthening the foundation of our Company to position PepsiCo for a bright future. This year, we continued to invest in our portfolio of iconic global brands while further strengthening our robust innovation pipeline and stepping up our marketplace execution.

We are steadfastly dedicated to building a company that will continue to thrive and grow in the future

Anniversaries are a time for both celebration and reflection. In 1965, we broke new ground by bringing a handful of iconic brands together in the merger of the Pepsi-Cola Company and Frito-Lay, Inc. Today, we have 22 brands in our portfolio that generate more than $1 billion each in estimated annual retail sales. Through our evolution from a company focused on chips and soda to a food and beverage powerhouse offering products in more than 200 countries and territories around the world, we have remained a high-integrity company, focused on creating sustainable value. In fact, $100 invested in PepsiCo at the end of 1965, with dividends reinvested and adjusted for stock splits, was worth nearly $43,000 at the end of 2014.[1]

We anticipate that the next 50 years will bring about even greater change, and we are poised to continue to adapt and evolve our business model to meet evolving consumer demands while delivering sustainable value for our shareholders.

Setting the strategic course for PepsiCo involves a high level of constructive engagement between management and our Board. Our entire Board acts as a strategy committee and meets regularly to discuss the strategic priorities of our Company, taking into consideration global economic, consumer and other significant trends, as well as changes in the food and beverage industries. Every Board meeting involves discussion of strategic topics. In addition, each year the Board holds a multi-day meeting with senior management dedicated to an extensive review of the Company's strategic plans. We also regularly discuss and review feedback from our shareholders and stakeholders.

We approach Board succession planning with the same rigor that we apply to our business strategy

The Board has a robust, year-round Board succession planning process and spends a significant amount of time and effort evaluating director candidates, including by maintaining an "evergreen" compilation of potential candidates organized by strategic skill set that is reviewed at every regularly scheduled Board meeting. The Board is particularly focused on identifying individuals whose skills and experiences will enable them to make meaningful contributions to the shaping of our business strategy and who will bring diverse and balanced perspectives to the boardroom. As one would expect of a large, global organization, our Board is highly diverse in terms of experience, capability, nationality, ethnicity and gender.

The Board's keen focus on Board composition and succession planning has led to the addition of five outstanding new directors since the beginning of 2014: Rona A. Fairhead, David C. Page, William R. Johnson, Robert C. Pohlad and Richard W. Fisher.

Two of our long-serving directors, Ray L. Hunt and Sharon Percy Rockefeller, will retire from the Board effective as of the Annual Meeting. We are grateful for the many years of

[1] For further information, see page 85.



exemplary service by each of these individuals and the valuable contributions they have made to our Board.

Sadly, in 2014, our colleague and former Board member James J. Schiro passed away. Jim was an exceptional individual who helped lead our Company through times of critical transformation. He made significant and lasting contributions to PepsiCo and his presence on our Board is greatly missed by us all.

Talent development and aligning pay with performance are essential to our success

Our Board believes that talent development is vital to PepsiCo's continued success. Our Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. In particular, our executive officer succession plans, including for myself as CEO, are reviewed regularly by the full Board, and our Board members meet regularly in both small-group and one-on-one settings with our senior executives as part of the process of assessing their potential to succeed to the CEO position.

Our commitment to talent development also includes providing market-competitive compensation programs that enable our Company to attract and retain highly talented individuals with pay directly linked to the achievement of short- and long-term performance goals that foster the creation of sustainable shareholder value.

Performance with Purpose is woven into all aspects of our business

At PepsiCo, we believe acting ethically and responsibly is the right thing to do, and also the right thing for our business. We continue to be guided by Performance with Purpose: our goal to deliver top-tier financial performance while creating sustainable growth and shareholder value. In practice, Performance with Purpose means providing a wide range of foods and beverages from treats to healthy eats; finding innovative ways to minimize our impact on the environment and reduce our operating costs; providing a safe and inclusive workplace for our employees globally; and respecting, supporting and investing in the local communities where we operate.

Your continued input is one of our most valuable assets and your vote is important

We strongly believe that regular engagement with all of our stakeholders—including shareholders, customers, consumers, suppliers, associates, advocacy groups, governments and communities—is critical to our long-term success. Our engagement activities have provided us with valuable feedback from shareholders and other stakeholders, who have contributed important external viewpoints that inform our decisions and our strategy. Our active engagement with investors has included direct engagement by our Presiding Director and other independent directors. PepsiCo is proud to have been honored by *Corporate Secretary* magazine for "Best Shareholder Engagement" in 2014. For more information about our shareholder engagement program, please visit page 17 of the Proxy Statement.

The Annual Meeting is an opportunity for shareholders to express views on subjects relating to PepsiCo's business. Whether or not you plan to attend the Annual Meeting in person, I encourage you to vote promptly. You may vote by telephone or over the Internet, or by completing, signing, dating and returning the enclosed proxy card or voting instruction form if you requested to receive printed proxy materials.

As we mark this anniversary milestone, we reaffirm our commitment to continue to deliver sustainable value to shareholders today and for generations to come. We hope our shareholders will continue to invest in PepsiCo over the long term.

We hope to see you in New Bern, the place where it all began.

Sincerely,



Indra K. Nooyi
Chairman of the Board of Directors
and Chief Executive Officer
March 25, 2015

         



Notice of 2015 Annual Meeting of Shareholders

Items of Business

- Elect as directors the 14 nominees named in the attached Proxy Statement.
- Ratify the appointment of KPMG LLP as our independent registered public accountants for fiscal year 2015.
- Provide advisory approval of our executive compensation.
- Act upon three shareholder proposals described in the attached Proxy Statement, if properly presented.

Date and Time

Wednesday, May 6, 2015
9:00 a.m. Eastern Daylight Time

Place

The North Carolina History Center at Tryon Palace
529 South Front Street
New Bern, North Carolina 28562

Record Date

Holders of record of our Common Stock and Convertible Preferred Stock as of the close of business on February 27, 2015 will be entitled to notice of, and to vote at, the Annual Meeting.

Live Webcast

The Annual Meeting will be webcast live on our website at ***www.pepsico.com*** under "*Investors*"—"*Events and Presentations*" beginning at 9:00 a.m. Eastern Daylight Time on May 6, 2015.

Proxy Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting in person, please promptly vote by telephone or over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form so that your shares will be represented at the Annual Meeting.

March 25, 2015

By Order of the Board of Directors,

Tony West
Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 6, 2015

Our Notice of Annual Meeting, Proxy Statement and Annual Report for the fiscal year ended December 27, 2014 are available at *www.pepsico.com/proxy15*. We are making the Proxy Statement and the form of proxy first available on or about March 25, 2015.

Table of Contents

*This Proxy Statement of PepsiCo, Inc. ("**PepsiCo**" or the "**Company**") contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified through the inclusion of words such as "believe," "expect," "goals" and "target" or similar statements or variations of such terms and other similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such statements, including changes in demand for PepsiCo's products, changes in the legal and regulatory environment, PepsiCo's ability to compete effectively, unfavorable economic conditions in the countries in which PepsiCo operates and the other factors discussed in the risk factors section of PepsiCo's most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.*

Proxy Statement Summary

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and 2014 Annual Report before you vote.

2015 Annual Meeting of Shareholders

Date and Time:
May 6, 2015
9:00 a.m. Eastern Daylight Time

Record Date:
February 27, 2015

Place:
North Carolina History Center
at Tryon Palace
529 South Front Street
New Bern, North Carolina 28562

Live Meeting Webcast:
www.pepsico.com under
"Investors"—"Events and Presentations"

Voting Matters	Board's Recommendation	Page
Company Proposals:		
1. Election of 14 Director Nominees	FOR all Director Nominees	8
2. Ratification of Appointment of KPMG LLP as Independent Registered Public Accountants for 2015	FOR	36
3. Advisory Approval of Executive Compensation	FOR	40
Shareholder Proposals (if properly presented)	AGAINST each Shareholder Proposal	74

Corporate Governance

Our Corporate Governance Policies Reflect Best Practices

- Annual Election of All Directors
- Majority Voting and Director Resignation Policy for Directors in Uncontested Elections
- Independent Presiding Director with Clearly Defined and Robust Responsibilities
- 13 out of 14 Director Nominees are Independent
- 98% Average Attendance of Incumbent Directors at Board and Committee Meetings

- Directors are Subject to Rigorous Stock Ownership Requirements
- Annual Board and Committee Self-Evaluations
- Robust, Year-Round Board Succession Planning Process
- Executive Sessions of Independent Directors Held at Each Regularly Scheduled Board Meeting
- Directors are Prohibited from Hedging or Pledging Company Stock

Select 2014 Governance Recognitions

 NYSE Governance Services recognized PepsiCo for "Best Governance, Risk and Compliance Program at a Large-Cap Company"

 *Corporate Secretary* magazine recognized PepsiCo for "Best Shareholder Engagement"

Shareholder Engagement

We believe that building positive relationships with our shareholders is critical to PepsiCo's long-term success.

We value the views of our shareholders and other stakeholders, and we solicit input throughout the year on topics such as portfolio strategy, capital allocation, corporate governance, transparent public disclosure, executive compensation, sustainability and corporate social responsibility initiatives. Please see page 17 of this Proxy Statement for more information about our recent engagement activities.

Executive Compensation Programs

Our Executive Compensation Programs are Designed to Attract and Retain Global Talent and Align the Interests of Our Executives and Our Shareholders

Our compensation philosophy is to provide market-competitive programs, with pay directly linked to the achievement of short- and long-term business results.

PepsiCo's Compensation Committee has a practice of reviewing the program components, targets and payouts on an annual basis, to ensure the strength of our pay-for-performance alignment. Our performance is evaluated against short-term goals that support PepsiCo's business strategy and long-term goals that measure the creation of sustainable shareholder value.

Our programs are designed to incentivize responsible achievement of multiple operating goals over one- and three-year periods, with targets and metrics selected because they are directly linked to our strategic goals. Additionally, our long-term incentives measure the creation of shareholder value, rewarding the delivery of both absolute stock price growth and relative total shareholder return.

Strong Compensation Governance Features

- No Employment Agreements for Executive Officers

- No Supplemental Executive Retirement Plans for Executive Officers

- Double-Trigger Vesting of Long-Term Incentive Awards upon Change in Control

- Responsible Use of Shares under our Long-Term Incentive Program with Share Utilization Below Our Peer Group Median

- Balanced Mix of Top-Line and Bottom-Line, External and Internal Performance Metrics, Each Set Against Rigorous, Measurable Goals, within our Incentive Programs

- No Backdating or Repricing of Stock Option Awards

- Hedging and Pledging of Company Stock is Prohibited

- Financial Targets for Performance Awards Never Reset

- Clawback Policy Applies to Executive Officer Annual Incentive, Long-Term Incentive and Deferral Programs

- Executive Officers are Subject to Rigorous Stock Ownership Requirements that Continue for 12 Months Beyond Employment

In 2014, PepsiCo again received strong support for its executive compensation programs with nearly 90% of votes cast approving our advisory resolution in May 2014. As in prior years, the Compensation Committee considered input from our shareholders and other stakeholders as part of its annual review of PepsiCo's executive compensation programs.

Please see "Compensation Discussion and Analysis" beginning on page 41 of this Proxy Statement for a detailed description of our executive compensation programs.

Director Nominees

Our Board of Directors has nominated 14 directors for election at the Annual Meeting. Please see "Election of Directors (Proxy Item No. 1)" beginning on page 8 of this Proxy Statement for additional information about each nominee.

Name and Primary Occupation	Director Since	Age*	Independent	Committee Membership**		
				Audit	Compensation	Nominating and Corporate Governance
Shona L. Brown Senior Advisor, Google Inc.	2009	49	●	●		
George W. Buckley Retired Chairman, President and Chief Executive Officer, 3M Company; Chairman, Smiths Group plc	2012	68	●	📈		
Ian M. Cook (PRESIDING DIRECTOR) Chairman, President and Chief Executive Officer, Colgate-Palmolive Company	2008	62	●	📈		
Dina Dublon Former Executive Vice President and Chief Financial Officer, JPMorgan Chase & Co.	2005	61	●	🧑📈		
Rona A. Fairhead Chairman, BBC Trust	2014	53	●	📈		
Richard W. Fisher Former President and Chief Executive Officer, Federal Reserve Bank of Dallas	2015	66	●	📈		
Alberto Ibargüen President and Chief Executive Officer, John S. and James L. Knight Foundation	2005	71	●		●	●
William R. Johnson Operating Partner, Advent International Corporation; Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	2015	66	●	📈		
Indra K. Nooyi Chairman of the Board and Chief Executive Officer, PepsiCo	2001	59				
David C. Page, MD Director, Whitehead Institute for Biomedical Research; Professor, Massachusetts Institute of Technology	2014	58	●	●		
Robert C. Pohlad President, Dakota Holdings, LLC	2015	60	●	●		
Lloyd G. Trotter Managing Partner, GenNx360 Capital Partners	2008	69	●		🧑	●
Daniel Vasella, MD Former Chairman and Chief Executive Officer, Novartis AG	2002	61	●		●	●
Alberto Weisser Former Chairman and Chief Executive Officer, Bunge Limited	2011	59	●	📈		

 **Committee Chair**    **Financial Expert**

* Ages are as of March 25, 2015. Directors must retire from the Board when they reach the age of 72, effective upon the expiration of their annual term.

** The composition of our Committees will change effective as of our 2015 Annual Meeting of Shareholders. Ray L. Hunt currently serves as Chair of the Nominating and Corporate Governance Committee. Upon Mr. Hunt's retirement effective as of the Annual Meeting, Daniel Vasella will become Chair of the Nominating and Corporate Governance Committee. For additional details, please see "Committees of the Board of Directors" on page 22 of this Proxy Statement.

Director Nominee Facts

Diversity



50% are female or ethnically diverse

4 are women (including our CEO)

1 is African-American

5 are citizens of countries other than the United States

1 is Asian

2 are Hispanic

Tenure*

years of service

0–2	3–5	6–8	9–11	12+
● ● ● ● ●	● ●	● ● ●	● ●	● ●

Average tenure: ~5.4 years

Average age: 61.6 years

Expertise



6 of 7
Audit Committee member nominees are financial experts**



13 of 14
director nominees have experience with large, public companies with complex, multi-national operations



13 of 14
director nominees have significant global experience

* Average tenure is as of our 2015 Annual Meeting of Shareholders; average age is as of March 25, 2015.

** Reflects nominees after the Committee composition changes that will be effective as of our 2015 Annual Meeting of Shareholders. For additional details, please see "Committees of the Board of Directors" on page 22 of this Proxy Statement. As of March 25, 2015, 7 of 10 Audit Committee members are financial experts.



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Classic
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diet pepsi
QUAKER OATS
Cheetos
Tropicana

Election of Directors (Proxy Item No. 1)

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the 14 directors identified on the following pages for election at the Annual Meeting. The directors will hold office from election until the next Annual Meeting of Shareholders and until their successors are elected and qualified or until their death, resignation or removal.

All of the nominees are currently PepsiCo directors who were elected by shareholders at the 2014 Annual Meeting except David C. Page, who was elected to the Board effective November 20, 2014, and Richard W. Fisher, William R. Johnson and Robert C. Pohlad, who were each elected to the Board effective March 23, 2015. Dr. Page was recommended for consideration by the Nominating and Corporate Governance Committee by its independent search firm. Richard W. Fisher was recommended for consideration by the Nominating and Corporate Governance Committee by a non-management director. Mr. Johnson was recommended for consideration by the Nominating and Corporate Governance Committee by a shareholder of PepsiCo. Mr. Pohlad was recommended for consideration by the Nominating and Corporate Governance Committee by the Chairman and Chief Executive Officer.

Ray L. Hunt will attain the age of 72 prior to the 2015 Annual Meeting and, pursuant to our retirement policy, will not stand for re-election, and Sharon Percy Rockefeller has announced that she will not seek re-election at the 2015 Annual Meeting. As a result, Mr. Hunt and Ms. Rockefeller will retire from the Board of Directors, and the Board will be reduced to 14 directors effective as of the 2015 Annual Meeting. Our Board thanks Mr. Hunt and Ms. Rockefeller for their many years of exemplary service.

Our Board has a robust, year-round director succession planning process designed to provide for a highly independent, well-qualified Board, with the diversity, experience and background to be effective and to provide strong oversight. Our Board constantly evaluates the needs of the Company and adds new skills and qualifications to the Board as necessary to best position the Company to navigate through a constantly changing global landscape.

The Board looks for its current and potential directors to have a broad range of skills, education, experiences and qualifications that can be leveraged in order to benefit PepsiCo and its shareholders. The Board is particularly interested in maintaining a mix of skills, qualifications, backgrounds and experience that include the following:

Directors' Skills and Qualifications:

- Active/Recently Retired Public Company Chief Executive Officer or Chief Operating Officer
- Financial Expertise/Financial Community Experience
- Consumer Goods
- Information Technology and New Media
- Science-Based/Medical Capability
- Academic/Government/Political/Regulatory Affairs
- Communications/Media
- Significant Global Experience/International Residence

Additionally, directors are expected to possess personal traits such as candor, integrity and professionalism and must be able to commit significant time to the Company's oversight. For additional information on the Board selection process, including the Board's consideration of diversity, see "Process for Board Succession Planning and Selection and Nomination of Directors" and "Consideration of Board Diversity" on pages 23-24 of this Proxy Statement.

Director Nominees

Our Nominating and Corporate Governance Committee and our Board have determined that each of the nominees possesses the right skills and qualifications to collectively comprise a highly effective Board. Biographical information about each nominee, as well as highlights of certain notable skills and qualifications that contributed to the nominee's selection as a member of our Board of Directors, are included on the following pages. We have also included a chart immediately after the biographies to highlight the skills and qualifications of the Board as a whole.

Committee memberships in this section are as of March 25, 2015. The composition of our Committees will change effective as of our 2015 Annual Meeting of Shareholders. For additional details, please see "Committees of the Board of Directors" on page 22 of this Proxy Statement.

We have no reason to believe that any of the nominees for director will be unable to serve if elected. However, if any of these nominees becomes unavailable, the persons named in the proxy intend to vote for any alternate designated by the current Board, or the Board may reduce the size of the Board. Proxies cannot be voted for a greater number of persons than the nominees named.

 **Our Board of Directors recommends that shareholders vote "FOR" the election of each of the following directors:**

Shona L. Brown

Director Since: 2009

Age: 49

Independent

Committee Memberships:
• Audit



Shona L. Brown has served as a senior advisor to Google Inc., an Internet search and advertising technologies corporation, since 2013. Dr. Brown served as Senior Vice President of Google.org from 2011 to 2012. Dr. Brown served as Google Inc.'s Senior Vice President, Business Operations from 2006 to 2011 and Vice President, Business Operations from 2003 through 2006, leading internal business operations and people operations in both roles. Previously, Dr. Brown was a partner at McKinsey & Company, a management consulting firm. Dr. Brown serves on the boards of ClearStory Data and Xperiel and is a director of the following non-profit organizations: The Bridgespan Group; The Exploratorium; The Nature Conservancy; Code for America; Gooru; and the Center for Advanced Study in the Behavioral Sciences (CASBS) at Stanford University.

Skills and Qualifications

Dr. Brown brings to our Board of Directors broad knowledge of information technology and social media and a critical perspective regarding the rapidly changing digital landscape gained from her extensive experience at a world-recognized global technology leader, Google. Dr. Brown also provides PepsiCo with the unique perspective of building innovation into business and people operations (including sustainability operations) at Google. In addition, through her business experience at Google and McKinsey & Company, she brings a deep expertise in building organizations optimized for adaptability, growth and innovation, which benefits PepsiCo as we address similar issues.

George W. Buckley

Director Since: 2012

Age: 68

Independent

Committee Memberships:

• Audit



George W. Buckley has served since 2013 as Chairman of Smiths Group plc, a global technology company delivering products and services for the threat and contraband detection, medical devices, energy and communications markets worldwide. Since 2012, Dr. Buckley has also served as Chairman of Arle Capital LLP, an international private equity firm with a portfolio of businesses in the energy and natural resources supply chain, and Chairman of Expro International, an international oil field service company. Dr. Buckley served as Chairman, President and Chief Executive Officer of 3M Company, a global innovation company, from 2005 to 2012. Previously, Dr. Buckley held several senior management roles, including Chairman and Chief Executive Officer, at Brunswick Corporation, a boat and recreational product manufacturer. Dr. Buckley is a director of Stanley Black & Decker, Inc. and Hitachi Ltd., and served as a director of Archer-Daniels-Midland Company until 2013.

Skills and Qualifications

Through his leadership of 3M, Dr. Buckley brings to our Board of Directors his expertise in integrating research and development into business operations to create incremental value through both line extensions and breakthrough innovation. In addition to contributing great insight to PepsiCo's innovation strategy, Dr. Buckley also brings to the Board experience managing large global corporations across multiple industries and markets; skills in operations, information technology and financial matters; and valuable consumer products insights.

Ian M. Cook
PRESIDING DIRECTOR

Director Since: 2008

Age: 62

Independent

Committee Memberships:

• Audit



Ian M. Cook became Chief Executive Officer and was elected to the Board of Directors of Colgate-Palmolive Company, a multi-national consumer products company, in 2007 and became Chairman of its board in 2009. He was named President of Colgate-Palmolive, a position he still holds, in 2005. Mr. Cook joined Colgate-Palmolive in the United Kingdom in 1976 and progressed through a series of senior management roles. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa, and in 2005, he became responsible for all Colgate-Palmolive operations worldwide. Mr. Cook also serves on the boards of several non-profit organizations: Catalyst; Memorial Sloan Kettering Cancer Center; and New Visions for Public Schools.

Skills and Qualifications

Mr. Cook brings to our Board of Directors deep knowledge of the consumer products industry gained through his many years leading a global consumer products company, Colgate-Palmolive. He also contributes a broad understanding of industry trends and his extensive global leadership experience gained from holding a variety of senior management roles at Colgate-Palmolive in numerous countries throughout the world. Mr. Cook's qualifications also include expertise in finance, brand-building, talent development and succession planning.

Dina Dublon

Director Since: 2005

Age: 61

Independent

Committee Memberships:

• Audit (Chair)



Dina Dublon served as Executive Vice President and Chief Financial Officer at JPMorgan Chase & Co., a leading global financial services company, from 1998 until her retirement in 2004. In this role, she was responsible for financial management, corporate treasury and investor relations. Ms. Dublon previously held numerous positions at JPMorgan Chase & Co. and its predecessor companies, including corporate treasurer, managing director of the Financial Institutions Division and head of asset liability management. Ms. Dublon is a director of Accenture plc and a member of the supervisory board of Deutsche Bank AG, where she chairs the Risk Committee. She also served as a director of Microsoft Corporation until 2014. She is a trustee of Carnegie Mellon University and chair emeritus of the Women's Refugee Commission. She previously served on the faculty of Harvard Business School.

Skills and Qualifications

Ms. Dublon brings to our Board of Directors deep expertise in financial, accounting, strategic and banking matters and capital markets operations gained from her distinguished career in the financial services industry, particularly through her role as Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. She also contributes valuable risk management insights obtained through her experience at JPMorgan Chase, as well as from her service on the boards of several other public companies. In addition, Ms. Dublon offers unique perspectives on emerging markets gained while working with global non-profit organizations.

Rona A. Fairhead

Director Since: 2014

Age: 53

Independent

Committee Memberships:

• Audit



Rona A. Fairhead serves as Chairman of the BBC Trust, the governing body of the British Broadcasting Corporation, a U.K.-based international public service broadcaster. From 2006 to 2013, she served as Chairman and Chief Executive Officer of the Financial Times Group Limited, a division of Pearson plc, and, prior to that, she served as Pearson's Chief Financial Officer. Pearson is an international media and education company and the Financial Times Group provides financial news, data, commentary and analysis to the international business community. Prior to joining Pearson, Mrs. Fairhead held a variety of leadership positions at Bombardier Inc. and Imperial Chemical Industries plc. Until 2014, she was a member of the United Kingdom Government's Cabinet Office, where she chaired the Cabinet Office Audit and Risk Committees. She currently serves on the board of HSBC Holdings plc, a publicly traded financial institution, and chairs the board of HSBC North America Holdings Inc. She formerly served on the boards of Pearson until 2013 and Interactive Data Corporation until 2010.

Skills and Qualifications

Mrs. Fairhead brings to our Board of Directors business leadership, finance and general management experience gained from her leadership roles at the Financial Times Group and Pearson, and at other global companies. She contributes significant expertise in media and publishing from her role as Chairman of the BBC Trust and her former role at the Financial Times Group. Mrs. Fairhead also offers her valuable perspectives on risk management resulting from her experiences serving as chair of the risk committee and financial system vulnerabilities committee of HSBC Holdings plc and as chair of the United Kingdom Government's Cabinet Office Risk Committee.

Richard W. Fisher

Director Since: 2015

Age: 66

Independent

Committee Memberships:

• Audit



Richard W. Fisher served as President and Chief Executive Officer of the Federal Reserve Bank of Dallas from 2005 until March 2015. Previously, Mr. Fisher was Vice Chairman of Kissinger McLarty Associates, a strategic advisory firm. From 1997 to 2001, Mr. Fisher served as Deputy U.S. Trade Representative with the rank of Ambassador, where he oversaw the implementation of the North American Free Trade Agreement (NAFTA), the Bilateral Trade Agreement with Vietnam and other trade agreements. During this tenure, Mr. Fisher was also instrumental in China and Taiwan joining the World Trade Organization (WTO). Mr. Fisher's experience also includes serving as Managing Partner of Fisher Capital Management, an SEC-registered investment advisory firm, and Senior Manager of Brown Brothers Harriman & Co, a private banking firm. Mr. Fisher also serves on Harvard University's Board of Overseers.

Skills and Qualifications

Mr. Fisher brings to our Board of Directors deep knowledge of financial matters gained from extensive experience that includes serving as President and Chief Executive Officer of the Federal Reserve Bank of Dallas, Managing Partner of Fisher Capital Management and Senior Manager of Brown Brothers Harriman. Mr. Fisher also contributes his strategy, leadership and management skills. In addition, his global experience and expertise in international trade and regulatory matters, including from his roles as Deputy U.S. Trade Representative and Vice Chairman of Kissinger McLarty Associates, are particularly valuable to PepsiCo.

Alberto Ibargüen

Director Since: 2005

Age: 71

Independent

Committee Memberships:

• Compensation

• Nominating and Corporate Governance



Alberto Ibargüen has served since 2005 as President and Chief Executive Officer of the John S. and James L. Knight Foundation, a private, independent foundation that promotes quality journalism, media innovation and the arts. Mr. Ibargüen previously served as Chairman and Publisher, and also as Vice President of International Operations, of Miami Herald Publishing Co., a Knight Ridder subsidiary, and as publisher of The Miami *Herald* and *El Nuevo Herald*. Mr. Ibargüen is a director of American Airlines Group Inc. and AOL Inc. and serves as trustee emeritus of the Newseum in Washington, D.C., an interactive museum for news and journalism.

Skills and Qualifications

Mr. Ibargüen brings to our Board of Directors extensive communications and new media experience acquired over 25 years of managing major metropolitan newspapers and through his leadership of the Knight Foundation and the Newseum. Mr. Ibargüen's perspectives in these areas are especially valuable to PepsiCo as it navigates the changing world of social media. In addition, Mr. Ibargüen contributes market and community insights, as well as extensive experience with crisis management and regulatory matters, developed through his role as President and Chief Executive Officer of one of the country's largest private foundations and his service on public company boards.

William R. Johnson

Director Since: 2015

Age: 66

Independent

Committee Memberships:

• Audit



William R. Johnson has served as Operating Partner, Global Retail and Consumer, of Advent International Corporation, a global private equity firm, since 2014. Previously, Mr. Johnson served as Chairman, President and Chief Executive Officer of the H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He joined Heinz in 1982 and held various positions within the company before becoming President and Chief Operating Officer in 1996, then assuming the position of President and Chief Executive Officer in 1998. Mr. Johnson is a director of United Parcel Service, Inc. and Emerson Electric Company and until 2014 served as a director of Education Management Corporation. Mr. Johnson also serves as an Advisory Partner of Trian Fund Management, L.P., an investment management firm and a shareholder of PepsiCo.

Skills and Qualifications

Mr. Johnson brings to our Board of Directors extensive leadership skills and consumer packaged goods expertise gained from serving as the Chairman, President and Chief Executive Officer of Heinz. His skills and qualifications also include deep experience in operations, marketing, brand development and logistics. Mr. Johnson's experience leading a global business with a large, labor-intensive workforce is of particular value to the Board.

Indra K. Nooyi

Director Since: 2001

Age: 59



Indra K. Nooyi has been PepsiCo's Chief Executive Officer ("**CEO**") since 2006 and assumed the role of Chairman of our Board of Directors in 2007. She was elected to our Board and became President and Chief Financial Officer in 2001, after serving as Senior Vice President and Chief Financial Officer since 2000. Ms. Nooyi also served as PepsiCo's Senior Vice President, Corporate Strategy and Senior Vice President, Strategic Planning from 1994 until 1996. Prior to joining PepsiCo, Ms. Nooyi served as Senior Vice President of Strategy, Planning and Strategic Marketing for Asea Brown Boveri, Inc. She was also Vice President and Director of Corporate Strategy and Planning at Motorola, Inc. Ms. Nooyi also serves as a member of the boards of the U.S.-China Business Council, the U.S.-India Business Council, the Consumer Goods Forum, Catalyst, Lincoln Center for the Performing Arts, Tsinghua University and the World Economic Forum.

Skills and Qualifications

Ms. Nooyi brings to our Board of Directors strong leadership skills, extensive strategic planning, business and financial experience and broad strategic vision for our Company. Her more than 20 years with PepsiCo have provided her with extensive knowledge of the global food and beverage industry. Ms. Nooyi also contributes invaluable perspectives on the global marketplace gained from her senior management positions at PepsiCo and her memberships on global business councils and forums. Her role as the Chairman and CEO of PepsiCo creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business.

David C. Page, MD

Director Since: 2014

Age: 58

Independent

Committee Memberships:

• Audit



David C. Page, MD, has served since 2005 as the Director of the Whitehead Institute, an independent non-profit research and educational institute affiliated with Massachusetts Institute of Technology ("**MIT**"). In this role, he leads a group of scientists focused on cancer research, immunology, developmental biology, stem cell research, regenerative medicine, genetics and genomics. Dr. Page's own research focuses on the genetic and genomic differences between males and females, and the roles that these differences play in health and disease. His honors include a MacArthur Prize Fellowship, *Science* magazine's Top Ten Scientific Advances of the Year (in 1992 and again in 2003) and the 2011 March of Dimes Prize in Developmental Biology. He is a member of the National Academy of Sciences, the Institute of Medicine and the American Academy of Arts and Sciences. Dr. Page also serves as a professor of biology at MIT and as an Investigator at the Howard Hughes Medical Institute.

Skills and Qualifications

Dr. Page brings to our Board of Directors his scientific and medical expertise, gained from over 30 years of experience in those fields. His perspectives are particularly valuable in light of the Company's strategic focus on the areas of health, wellness and nutrition. Dr. Page's experience with producing significant scientific discoveries and innovative breakthroughs is highly relevant to the Company's research and development initiatives and its robust innovation pipeline in an environment of evolving consumer demands.

Robert C. Pohlad

Director Since: 2015

Age: 60

Independent

Committee Memberships:

• Audit



Robert C. Pohlad has served as President of Dakota Holdings, LLC (and its predecessors), which operates more than 25 businesses in financial services and banking, commercial real estate, automotive sales and sports and entertainment, since 1987. From 2002 until its acquisition by PepsiCo in 2010, Mr. Pohlad was Chairman and Chief Executive Officer of PepsiAmericas, Inc., an independent publicly traded company. PepsiAmericas, Inc. was formed from several independent bottlers in 1998, and, under Mr. Pohlad's tenure, it grew to become the second-largest bottler of PepsiCo products at the time of its acquisition. Previously, Mr. Pohlad held several other executive positions at bottling companies. Mr. Pohlad is a member of the Board of Trustees of the University of Puget Sound as well as a former member and chair of the Board of Visitors of the University of Minnesota Medical School.

Skills and Qualifications

Mr. Pohlad brings to our Board of Directors extensive beverage and finance experience gained from the twenty-plus years he spent in a variety of senior operational and executive roles at PepsiAmericas, Inc. and its predecessors. Mr. Pohlad has a deep understanding of leveraging large-scale distribution systems and global brands, specifically with respect to beverage and bottling operations, that is invaluable to PepsiCo. In addition, through his experience operating businesses in myriad fields, Mr. Pohlad has gained expertise leading and developing strong management teams, creating and implementing effective strategic plans, addressing succession planning needs and brand-building.

Lloyd G. Trotter

Director Since: 2008

Age: 69

Independent

Committee Memberships:

- Compensation (Chair)
- Nominating and Corporate Governance



Lloyd G. Trotter has served since 2008 as a managing partner at GenNx360 Capital Partners, a private equity firm focused on industrial and business services sectors. He served as Vice Chairman of General Electric, a diversified technology and financial services corporation, and as President and Chief Executive Officer of GE Industrial, from 2006 to 2008. Prior to such role, he held various positions at General Electric, including Executive Vice President, Operations, President and Chief Executive Officer of GE Consumer and Industrial Systems and President and Chief Executive Officer, Electrical Distribution and Control. Mr. Trotter is also a director of Textron, Inc. and Meritor, Inc. and served on the Supervisory Board of Daimler AG until 2014.

Skills and Qualifications

Mr. Trotter brings to our Board of Directors extensive experience in business operations, finance, consumer goods and information technology gained from his many years working in global leadership roles at General Electric, including his role as Vice Chairman and President. His broad management experience, particularly with respect to managing productivity and developing talent, is also of great value to the Board. Mr. Trotter also has significant corporate governance and executive compensation experience across multiple industries as a result of his board service at other public companies.

Daniel Vasella, MD

Director Since: 2002

Age: 61

Independent

Committee Memberships:

- Compensation
- Nominating and Corporate Governance



Daniel Vasella, MD, served as Chairman of the Board of Novartis AG, a global innovative healthcare solutions company, from 1999 until 2013 and as Chief Executive Officer of Novartis AG from 1996 to January 2010. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is also a director of American Express Company and XBiotech Inc.

Skills and Qualifications

Dr. Vasella brings to our Board of Directors his expertise in the areas of health and wellness and nutrition, topics of critical importance to PepsiCo, as well as his leadership experience and global perspectives, which he obtained through his former role as Chairman and Chief Executive Officer of Novartis. He also offers to PepsiCo extensive business, management and marketing skills. In addition, he contributes his knowledge of and experience with regulatory matters developed through his role leading a highly regulated, global business in rapidly changing markets.

Alberto Weisser

Director Since: 2011

Age: 59

Independent

Committee Memberships:

• Audit



Alberto Weisser served as Chairman and Chief Executive Officer of Bunge Limited, a global food, commodity and agribusiness company, from 1999 until June 2013 and as Executive Chairman until December 2013. Mr. Weisser previously served as Bunge's Chief Financial Officer from 1993 to 1999. Previously, Mr. Weisser worked at BASF Group in various finance-related positions. Mr. Weisser is a board member of the Council of the Americas and a member of the Latin America Conservation Council, and served as a director of International Paper Company until 2012. He has served since 2015 as a Senior Advisor at Lazard Ltd, a financial advisory and asset management firm, where he advises Lazard as a consultant regarding global agribusiness and related sectors.

Skills and Qualifications

Mr. Weisser brings to our Board of Directors his extensive experience with and keen understanding of commodities, gained from his role as Chairman and Chief Executive Officer of Bunge Limited. These skills are particularly valuable to PepsiCo in today's volatile economic environment. Mr. Weisser has deep knowledge of the strategic, financial, risk and compliance issues facing a large, diversified, publicly traded company, and significant global experience, particularly with respect to emerging markets. Mr. Weisser also contributes strong financial acumen resulting from his six years of experience serving as Bunge Limited's Chief Financial Officer.

Skills and Qualifications of Our Director Nominees

The table below includes some of the skills, qualifications, backgrounds and experience of each director nominee that led our Board of Directors to conclude that he or she is qualified to serve on our Board. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board.

Skill/Qualification	Brown	Buckley	Cook	Dublon	Fairhead	Fisher	Ibargüen	Johnson	Nooyi	Page	Pohlad	Trotter	Vasella	Weisser
Active/Recently Retired Public Company CEO or COO		●	●					●	●					●
Financial Expertise/Financial Community Experience		●	●	●	●			●	●		●	●	●	●
Consumer Goods		●	●					●	●		●	●	●	
Information Technology and New Media	●	●			●		●					●		
Science-Based/Medical Capability	●	●							●	●			●	
Academic/Government/Political/Regulatory Affairs	●			●	●	●	●				●		●	
Communications/Media					●		●							
Significant Global Experience/International Residence	●	●	●	●	●	●	●	●	●		●	●	●	●

Corporate Governance at PepsiCo

Our Governance Philosophy

We believe strong corporate governance is the foundation for financial integrity, investor confidence and superior performance.

Strong corporate governance is and has been a long-standing priority at PepsiCo. In 2002, the Board of Directors adopted Corporate Governance Guidelines for the Company that established a common set of expectations to assist the Board and its Committees in performing their duties. The Board reviews these Guidelines at least annually, and updates the Guidelines as necessary to reflect changing regulatory requirements, evolving practices and input from our shareholders and other stakeholders. Our Corporate Governance Guidelines are available at ***www.pepsico.com*** under "*Who We Are*"—"*Corporate Governance*" and are available in print to any shareholder who requests a copy.[2]

In 2014, PepsiCo was awarded "Best Governance, Risk and Compliance Program at a Large-Cap Company" by NYSE Governance Services.

Shareholder Engagement

We believe that regular, transparent communication with our shareholders and other stakeholders is essential to PepsiCo's long-term success.

We value the views of our shareholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices. Through these partnerships, we seek to ensure that corporate governance at PepsiCo is not a formulaic exercise, but rather a dynamic framework that can accommodate the demands of a rapidly changing business environment while remaining responsive to the priorities of our external constituencies.

PepsiCo was recognized for "Best Shareholder Engagement" by *Corporate Secretary* magazine at the 2014 Corporate Governance Awards.

Throughout 2014, members of our management team met with a significant number of our shareholders to discuss our portfolio strategy, capital allocation, corporate governance, transparent public disclosure, executive compensation, sustainability and corporate social responsibility initiatives, and to solicit feedback on these and a variety of other topics.

PepsiCo's Corporate Governance Guidelines require that PepsiCo's Presiding Director ensure that he or she is available for consultation and direct communication, if requested by major shareholders. Over the past year, PepsiCo's Presiding Director and other independent directors have engaged with shareholders without members of management present.

We also engaged with other key stakeholders through our active participation in prestigious corporate governance organizations such as the Harvard Law School Program on Corporate Governance, the Stanford University Rock Center for Corporate Governance, the Council of Institutional Investors and the Weinberg Center for Corporate Governance.

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[2] The information on our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "**SEC**").

PEPSICO 2015 PROXY STATEMENT 17

Our engagement activities have resulted in our receiving valuable feedback from shareholders and other stakeholders, who have provided important external viewpoints that inform our decisions and our strategy. For example, as a result of collaboration with our shareholders and other stakeholders in recent years:

- We have enhanced our Proxy Statement disclosure, including by providing disclosure in a more accessible format and incorporating additional voluntary disclosures, including regarding our Board leadership structure and the responsibilities of our Presiding Director, the Board's role in strategy oversight and management succession planning and the responsibilities of the Audit Committee.

- PepsiCo's Board has further enhanced its corporate governance policies and practices based on feedback from shareholders and other stakeholders, including by amending our Corporate Governance Guidelines and Committee Charters to specify: the Presiding Director's duties with respect to management succession planning; director and executive officer stock ownership requirements; the Compensation Committee's oversight of engagement efforts with shareholders on executive compensation matters; and the Nominating and Corporate Governance Committee's review of sustainability initiatives.

- Upon the recommendation of a shareholder, PepsiCo's Board elected William R. Johnson as a director after conducting a thorough analysis of his expertise, skills and background as part of its regular director candidate evaluation process.

- After a comprehensive review and consideration of feedback from shareholders, PepsiCo introduced in 2012 a new 100% performance-based long-term incentive program; further enhancements to the program based on shareholder engagement were implemented in 2013.

- We have significantly enhanced our website disclosure of the Company's public policy priorities, political spending and lobbying activities.

- We have enhanced our disclosure of the Company's sustainability goals and achievements by issuing an updated Sustainability Report and companion Global Reporting Initiative (GRI) Report.

- In 2014, PepsiCo adopted a land policy, a forestry stewardship policy and standards for its palm oil supply chain.

In addition, PepsiCo has had an ongoing dialogue with various shareholders and stakeholders on the important topics of Board oversight of risk and strategy; management and Board succession planning; capital allocation; nutrition; the use and labeling of genetically modified crops, which are widely used in the United States; the impact of PepsiCo's supply chain on human rights and environmental matters; and various other issues.

PepsiCo regularly hosts meetings with stakeholders in partnership with Ceres, a prominent network of institutional investors and public interest groups that works with companies to address sustainability challenges. During these meetings, our shareholders and other stakeholders engage on such topics as human rights, sustainable agriculture, risk management, environmental impact and sustainability reporting.

Our Global Code of Conduct

PepsiCo is proud of our commitment to deliver sustained growth through empowered people acting with responsibility and building trust.

This commitment is evidenced in part by our robust Global Code of Conduct, which is designed to provide our employees with guidance on how to act legally and ethically while performing work for PepsiCo. Our Code is available on the Company's website at *www.pepsico.com* under "*Who We Are*"—"*Global Code of Conduct.*" PepsiCo works hard to communicate its values clearly and regularly throughout its operations, including by conducting an annual Global Code of Conduct training program for employees. Annually, all of PepsiCo's directors and executives, including all of our executive officers, complete certifications with respect to their compliance with our Global Code of Conduct.

Our Commitment to Sustainable Business Practices

PepsiCo is guided by Performance with Purpose—our goal to deliver top-tier financial performance while creating sustainable growth and shareholder value.

In practice, Performance with Purpose means providing a wide range of foods and beverages from treats to healthy eats; finding innovative ways to minimize our impact on the environment and reduce our operating costs; providing a safe and inclusive workplace for our employees globally; and respecting, supporting and investing in the local communities where we operate. At PepsiCo, sustainability is not viewed as tangential to the business, or a program owned by a dedicated team. Because sustainability matters are integrated into, and not separate from, PepsiCo's business, the full Board considers sustainability issues an integral part of its business oversight. For example, the Board considers sustainability issues in its oversight of such areas of focus as capital allocation, supply chain management, talent retention and portfolio innovation.

PepsiCo is pleased to share the progress we are making in our Performance with Purpose journey. Please visit *www.pepsico.com* under "*What We Believe*"—"*Performance With Purpose*"—"*Sustainability Reporting*" to view our latest:

- **Sustainability Report**, which presents our sustainability goals and provides data as well as examples of our efforts to achieve those goals; and
- **Global Reporting Initiative (GRI) Report**, which offers greater detail on PepsiCo's activities in a widely accepted format.

Our Board of Directors

Our business and affairs are overseen by our Board of Directors pursuant to the North Carolina Business Corporation Act and our By-Laws. Members of the Board of Directors are kept informed of the Company's business by participating in Board and Committee meetings, by reviewing materials provided to them and through discussions with the Chairman and CEO and with key members of management. Since the beginning of 2014, we have added five directors to the Board. The average age of our director nominees is 61.6 years. The average tenure of our directors as of the 2015 Annual Meeting is expected to be approximately 5.4 years.

Majority-Vote Policy

All members of the Board of Directors are elected annually by our shareholders. Under our Director Resignation Policy, if a director nominee in an uncontested election (*i.e.*, an election where the number of nominees is not greater than the number of directors to be elected) receives more "against" than "for" votes, the director nominee is required to offer his or her irrevocable resignation to the Board following certification of the shareholder vote; directors are elected by a plurality vote in a contested election (*i.e.*, an election where the number of nominees is greater than the number of directors to be elected), which will not be the case at the 2015 Annual Meeting. The Nominating and Corporate Governance Committee will consider any resignation offers under our Director Resignation Policy and make a recommendation to the Board. Within 90 days following certification of the shareholder vote, the independent members of the Board will make a final determination as to whether to accept the director's resignation, and will promptly publicly disclose the determination. A director who tenders his or her resignation under this provision shall not be present during the deliberations or voting by the Nominating and Corporate Governance Committee or the Board regarding whether to accept the resignation offer.

Outstanding Board Attendance

Regular attendance at Board meetings and the Annual Meeting is required of each director. Our Board of Directors held six meetings during fiscal year 2014. In fiscal year 2014, no incumbent director attended fewer than 75% of the total number of Board and applicable Committee meetings (held during the period that such director served) and average attendance of our incumbent directors at Board and applicable Committee meetings (held during the period that such director served) was 98%. Twelve of our 13 directors then serving attended the 2014 Annual Meeting of Shareholders.

Board Leadership Structure

PepsiCo's governing documents allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board flexibility to determine whether the two roles should be separate or combined based upon the Company's needs and the Board's assessment of the Company's leadership from time to time. Although our Board regularly considers and is open to different structures as circumstances may warrant, the Board believes that the current arrangement of having a strong independent Presiding Director combined with the leadership of our Chairman and CEO is in the best interests of PepsiCo and its shareholders at this time. As part of its most recent Board leadership assessment, the Board gave thorough consideration to the strategic goals of the Company, the unique opportunities and challenges PepsiCo is facing, the various capabilities of our directors, the dynamics of our Board, best practices in the market, the current industry environment and the status of PepsiCo's progress with respect to key strategic initiatives, among other factors, in determining that this leadership structure strikes the right balance between effective independent oversight of PepsiCo's business and Board activities and consistent corporate leadership.

The independent directors believe that our current Chairman of the Board and CEO, Indra K. Nooyi, as an experienced leader with extensive knowledge of the Company and the food and beverage industry, serves as a highly effective bridge between the Board and management and provides the vision and leadership to execute on the Company's strategy and create shareholder value. As the Company continues to implement its ongoing business transformation, the independent directors believe that the Company is best served by having the leader and architect of that strategy as Chairman of the Board.

Our Corporate Governance Guidelines provide that if the Chairman of the Board is not an independent director, an independent director shall be designated as the Presiding Director by the independent members of the Board based on the recommendation of the Nominating and Corporate Governance Committee. The independent director who is designated as the Presiding Director is expected to serve in that role for a three-year term. The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. The duties of our Presiding Director are consistent with the responsibilities generally held by "lead directors" at public companies.

Presiding Director Duties:

- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors

- Serves as a liaison between the Chairman and the independent directors

- Has authority to approve information sent to the Board

- Approves meeting agendas for the Board

- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items

- Has the authority to call meetings of the independent directors

- If requested by major shareholders, ensures that he or she is available for consultation and direct communication

In May 2013, the independent members of the Board of Directors appointed Ian M. Cook as the Presiding Director of the Board. Mr. Cook is an engaged and active director who, as a current CEO of a multi-national consumer products company, is uniquely positioned to work collaboratively with our Chairman and CEO, while providing strong independent oversight. In recognition of his skills in overseeing the Company's strong governance policies and practices and his overall leadership and communication abilities, the Board ratified Mr. Cook's appointment as Presiding Director this year. In addition to the above responsibilities and assisting the Board of Directors in the fulfillment of its responsibilities in general, Mr. Cook has over the past year performed additional duties including:

- meeting with the Chairman and CEO after the executive sessions of independent directors held at each regularly scheduled Board meeting to provide feedback on the independent directors' deliberations;

- regularly speaking with the Chairman and CEO between Board meetings to discuss matters of concern, often following consultation with other independent directors;

- meeting regularly with members of senior management other than the Chairman and CEO; and

- meeting with shareholders without members of management present.

Director Independence

Independence Determination

The Company's Corporate Governance Guidelines provide that an independent director is a director who meets the New York Stock Exchange definition of independence, as determined by the Board. This definition is included in the Corporate Governance Guidelines, which are available at *www.pepsico.com* under *"Who We Are"—"Corporate Governance."* In making a determination of whether a director is independent, the Board of Directors considers all relevant facts and circumstances, including but not limited to the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

Consistent with these considerations, the Board of Directors has affirmatively determined that all of our non-management director nominees, who are listed below, are independent within the meaning of the rules of the New York Stock Exchange. The Board also determined that Ray L. Hunt and Sharon Percy Rockefeller, who will retire from the Board of Directors effective as of the 2015 Annual Meeting, are independent. The Board had previously determined that Victor J. Dzau and James J. Schiro, who served on the Board during 2014, were independent.

Independent Director Nominees

Shona L. Brown	Rona A. Fairhead	William R. Johnson	Lloyd G. Trotter
George W. Buckley	Richard W. Fisher	David C. Page	Daniel Vasella
Ian M. Cook	Alberto Ibargüen	Robert C. Pohlad	Alberto Weisser
Dina Dublon			

In arriving at the foregoing independence determination, the Board of Directors considered the relationships described under "Transactions with Related Persons" on page 27 of this Proxy Statement; the change-in-control transition payments that Mr. Pohlad received until March 12, 2012 in connection with PepsiCo's acquisition of PepsiAmericas, Inc., an independent publicly traded company, in February 2010; Mr. Pohlad's prior service with such company; and Mr. Pohlad's prior service on a PepsiCo advisory board. This advisory board, comprised of leaders in bottling operations, was formed following the acquisition of PepsiCo's two largest bottlers (including PepsiAmericas, Inc.) in order to facilitate their efficient integration into PepsiCo. In fiscal 2014, Mr. Pohlad received payments of $25,000 for his service on this advisory board. Mr. Pohlad resigned from the advisory board prior to his election as a director in 2015. The Board thoroughly considered these relationships and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions without Company management present. The independent directors met in executive session at six Board meetings in 2014.

Committees of the Board of Directors*

The Board of Directors has three standing Committees: Audit, Compensation and Nominating and Corporate Governance. The table below indicates the members of each Board committee:

	Audit**	Compensation	Nominating and Corporate Governance
Shona L. Brown	●		
George W. Buckley	●		
Ian M. Cook	●		
Dina Dublon	● 		
Rona A. Fairhead	●		
Richard W. Fisher	●		
Ray L. Hunt		●	
Alberto Ibargüen		●	●
William R. Johnson	●		
Indra K. Nooyi			
David C. Page	●		
Robert C. Pohlad	●		
Sharon Percy Rockefeller		●	●
Lloyd G. Trotter			●
Daniel Vasella		●	●
Alberto Weisser	●		

 Committee Chair

 * Effective as of the 2015 Annual Meeting, Ray L. Hunt and Sharon Percy Rockefeller will retire from the Board and its Committees; Shona L. Brown and David C. Page will leave the Audit Committee and join the Compensation and Nominating and Corporate Governance Committees; Ian M. Cook will leave the Audit Committee and join the Nominating and Corporate Governance Committee; and Daniel Vasella will become Chair of the Nominating and Corporate Governance Committee.

 ** Richard W. Fisher, William R. Johnson and Robert C. Pohlad became members of the Board and the Audit Committee effective March 23, 2015.

Nominating and Corporate Governance Committee

Met four times in 2014

Committee Members
Ray L. Hunt (Chair)
Alberto Ibargüen
Sharon Percy Rockefeller
Lloyd G. Trotter
Daniel Vasella

Primary Responsibilities

- Developing criteria and qualifications for selecting director candidates and identifying qualified candidates for membership on the Board and its Committees

- Developing and recommending to the Board corporate governance principles and other corporate policies and otherwise performing a leadership role in shaping the Company's corporate governance policies and practices

- Developing and monitoring Board succession plans and overseeing the development of succession plans for the Company's CEO and other executive officers

- Making recommendations to the Board concerning the composition, size, structure and activities of the Board and its Committees

- Assessing and reporting to the Board on the performance and effectiveness of the Board and its Committees

- Reviewing and reporting to the Board with respect to director compensation and benefits

- Reviewing the Company's key public policy issues, including sustainability initiatives, and its engagement in the public policy process

Independence

The Nominating and Corporate Governance Committee is comprised entirely of directors who meet the independence requirements under the New York Stock Exchange Corporate Governance Standards.

Charter

The Nominating and Corporate Governance Committee Charter is available on the Company's website at *www.pepsico.com* under "*Who We Are*"—"*Corporate Governance*" and is also available in print to any shareholder who requests a copy.

Process for Board Succession Planning and Selection and Nomination of Directors

The Board regularly reviews potential vacancies on the Board and maintains an "evergreen" compilation of potential candidates that it reviews at every regularly scheduled Board meeting. The Nominating and Corporate Governance Committee assists this process by considering prospective candidates at each of its regular Committee meetings and identifying appropriate individuals for the Board's further consideration.

In fulfilling its responsibility to identify qualified candidates for membership on the Board, the Nominating and Corporate Governance Committee considers the following attributes of candidates: (i) relevant knowledge, diversity of background and experience in areas including business, finance, accounting, technology, marketing, international business and government; (ii) personal qualities of leadership, character, judgment and whether the candidate possesses a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards; (iii) roles and contributions valuable to the business community; and (iv) whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at meetings. Throughout the director selection and nomination process, the Board adheres to the Company's philosophy of maintaining an environment free from discrimination based upon race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability or veteran status or any other protected category under applicable law.

From time to time, the Nominating and Corporate Governance Committee engages consulting firms to perform searches for director candidates who meet the current needs of the Board. If a consulting firm is retained to assist in the search process for a director, a fee is paid to such firm.

Consideration of Board Diversity

> **The Nominating and Corporate Governance Committee and the Board are keenly focused on ensuring that a wide range of backgrounds and experiences are represented on our Board. Fifty percent of our director nominees are women or ethnically diverse individuals.**

The Nominating and Corporate Governance Committee seeks a Board with diverse opinions and perspectives that is representative of our global business. While not a formal policy, PepsiCo's director nomination processes call for the Nominating and Corporate Governance Committee, during the review and selection process, to consider a range of types of diversity, including race, gender, ethnicity, culture, nationality and geography. The Nominating and Corporate Governance Committee annually assesses the diversity of the Board and Board Committees as part of its self-assessment process.

Recommendations for Director Nominees

The Nominating and Corporate Governance Committee will consider recommendations for director nominees made by shareholders and evaluate them using the same criteria as for other candidates. Recommendations received from shareholders are reviewed by the Chair of the Nominating and Corporate Governance Committee to determine whether each candidate meets the minimum membership criteria set forth in the Corporate Governance Guidelines, and if so, whether the candidate's expertise and particular set of skills and background fit the current needs of the Board. Any shareholder recommendation must be sent to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577 and must include detailed background information regarding the suggested candidate that demonstrates how the individual meets the Board membership criteria.

Audit Committee

Met nine times in 2014

Committee Members
Dina Dublon (Chair)
Shona L. Brown
George W. Buckley
Ian M. Cook
Rona A. Fairhead
Richard W. Fisher
William R. Johnson
David C. Page
Robert C. Pohlad
Alberto Weisser

Primary Responsibilities

- Engaging and overseeing the Company's independent auditors (taking into account the vote on shareholder ratification), considering the independence, qualifications and performance of the independent auditors, periodically reviewing and evaluating the performance of the lead audit partner of the independent auditors and periodically considering whether there should be rotation of the independent auditors

- Approving all audit engagement fees and terms as well as permissible non-audit engagements with the independent auditors

- Overseeing the quality and integrity of PepsiCo's financial statements and its related internal controls over financial reporting, including reviewing with management and the independent auditors PepsiCo's annual and quarterly financial statements and other financial disclosures, including earnings press releases and earnings guidance, and the adequacy of PepsiCo's internal control over financial reporting and disclosure controls and procedures

- Reviewing with the independent auditors and PepsiCo's internal auditors the overall scope and plans for their respective audits

- Reviewing related person transactions

- Reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of financial, compliance and employee safety risks facing PepsiCo

- Reviewing the implementation and effectiveness of PepsiCo's compliance program with PepsiCo's General Counsel and Chief Compliance and Ethics Officer

- Establishing procedures for the Audit Committee to receive, retain and respond to the confidential, anonymous submission by employees of concerns regarding accounting and auditing matters or other federal securities law matters.

Financial Expertise and Financial Literacy

The Board of Directors has determined that George W. Buckley, Ian M. Cook, Dina Dublon, Rona A. Fairhead, Richard W. Fisher, William R. Johnson and Alberto Weisser, members of our Audit Committee, satisfy the criteria adopted by the SEC to serve as "audit committee financial experts."

In addition, the Board of Directors has determined that Shona L. Brown, George W. Buckley, Ian M. Cook, Dina Dublon, Rona A. Fairhead, Richard W. Fisher, William R. Johnson, David C. Page, Robert C. Pohlad and Alberto Weisser, constituting all members of our Audit Committee, are independent directors pursuant to the requirements under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the New York Stock Exchange Corporate Governance Standards, and are financially literate within the meaning of the New York Stock Exchange Corporate Governance Standards.

Report

The Audit Committee Report is set forth beginning on page 37 of this Proxy Statement. Richard W. Fisher, William R. Johnson and Robert C. Pohlad joined the Board and the Audit Committee effective March 23, 2015, subsequent to the Committee's approval of the Audit Committee Report, and are thus not named on such report.

Charter

The Audit Committee Charter is available on the Company's website at *www.pepsico.com* under "*Who We Are*"—"*Corporate Governance*" and is also available in print to any shareholder who requests a copy.

Compensation Committee

Met six times in 2014

Committee Members
Lloyd G. Trotter (Chair)
Ray L. Hunt
Alberto Ibargüen
Sharon Percy Rockefeller
Daniel Vasella

Primary Responsibilities

- Overseeing policies relating to compensation of the Company's executives and making recommendations to the Board with respect to such policies

- Overseeing engagement with shareholders on executive compensation matters

- Producing a compensation committee report for inclusion in the Company's proxy statement

- Overseeing the design of all employee benefit plans and programs of the Company, its subsidiaries and divisions

- Meeting at least annually with the CEO to discuss the CEO's self-assessment in achieving individual and corporate performance goals and objectives

- Evaluating and discussing with the independent directors the performance of the CEO and recommending the CEO's compensation to the independent directors based on the CEO's performance

- Overseeing the evaluation of the executive officers and other key executives deemed to be under the Compensation Committee's purview and evaluating and approving the individual elements of total compensation for such officers

- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any legal, compensation or other external advisors

Additional information on the roles and responsibilities of the Compensation Committee is provided in the Compensation Discussion and Analysis beginning on page 41 of this Proxy Statement.

Independence

The Compensation Committee is comprised entirely of directors who are independent under the New York Stock Exchange Corporate Governance Standards for directors and compensation committee members, who are also "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Section 16 of the Exchange Act.

Report

The Compensation Committee Report is set forth on page 72 of this Proxy Statement.

Charter

The Compensation Committee Charter is available on the Company's website at *www.pepsico.com* under "*Who We Are*"—"*Corporate Governance*" and is also available in print to any shareholder who requests a copy.

Compensation Advisor

The Compensation Committee has engaged Frederic W. Cook & Co., Inc. ("**Cook**") as its independent external advisor. The Compensation Committee reviewed its relationship with Cook, considered Cook's independence and the existence of potential conflicts of interest, and determined that the engagement of Cook did not raise any conflict of interest or other issues that would adversely impact Cook's independence. In reaching this conclusion, the Compensation Committee considered various factors, including the six factors set forth in the SEC and New York Stock Exchange rules regarding compensation advisor conflicts of interest and independence.

Compensation Committee Interlocks and Insider Participation

Ray L. Hunt, Alberto Ibargüen, Sharon Percy Rockefeller, James J. Schiro, Lloyd G. Trotter and Daniel Vasella served on the Company's Compensation Committee during the 2014 fiscal year. No member of the Compensation Committee is now, or was during 2014, an officer or employee of the Company. No member of the Compensation Committee had any relationship with the Company or any of its subsidiaries during 2014 pursuant to which disclosure would be required under applicable rules of the SEC pertaining to the disclosure of transactions with related persons. None of the executive officers of the Company currently serves or served during 2014 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on PepsiCo's Board of Directors or Compensation Committee.

Related Person Transactions

The Board of Directors has adopted written Related Person Transaction Policies and Procedures that apply to, where determined by the Company's General Counsel, any transaction or series of transactions:

- in which the Company or a subsidiary is a participant;

- where the amount involved exceeds or is expected to exceed $120,000 since the beginning of the Company's last completed fiscal year; and

- the related person (*i.e.*, a director, director nominee, executive officer, greater than five percent beneficial owner, or any immediate family member of any such person) has or will have a direct or indirect interest.

The transactions described above will be submitted to the Audit Committee for review and approval or ratification.

Review and Approval of Transactions with Related Persons

In determining whether to approve or disapprove of the entry into a transaction, the Audit Committee will consider all relevant facts and circumstances and will take into account, among other factors:

- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;

- whether the transaction would impair the independence of an outside director; and

- whether the transaction would present an improper conflict of interest for any director or executive officer of the Company.

The Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. On an annual basis, the Company's General Counsel provides the Chair of the Audit Committee with a list of any transactions deemed pre-approved under the policy.

Transactions with Related Persons

Robert C. Pohlad, a director of the Company, indirectly owns one-third of the voting interests in the Minnesota Twins, a Major League Baseball team, and the remaining voting interests are indirectly owned by his brothers, William Pohlad and James Pohlad. The majority of the non-voting interests in the Minnesota Twins are owned indirectly by Mr. Pohlad and members of his immediate family and through trusts for the benefit of Mr. Pohlad's descendants and descendants of members of his immediate family. Members of Mr. Pohlad's immediate family are employed by the Minnesota Twins, including James Pohlad, who serves as its Chief Executive Officer. In fiscal 2014, PepsiCo made payments to the Minnesota Twins of approximately $860,000 in connection with a sponsorship agreement, and PepsiCo received payments of approximately $700,000 from the Minnesota Twins and an independent third party in connection with the sale of PepsiCo products at the Minnesota Twins' stadium. Transactions between the Minnesota Twins and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of the Minnesota Twins and PepsiCo in each of 2014, 2013 and 2012. The sponsorship agreement and sale of PepsiCo products are ongoing, and Mr. Pohlad is not involved in negotiating these arms-length transactions.

In addition, Mr. Pohlad's wife, Rebecca Pohlad, and their children are beneficiaries of irrevocable trusts that own Christen Group, LLC ("**Christen Group**") and Mr. Pohlad's father-in-law, Paul Christen, is an executive officer of Christen Group. In fiscal 2014, PepsiCo made payments of approximately $170,000 to Christen Group in connection with the leasing of a distribution center owned by Christen Group. PepsiCo entered into the lease in August 2013, prior to Christen Group's acquisition of the distribution center in December 2013. Transactions between Christen Group and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of Christen Group and PepsiCo in each of 2014 and 2013. The lease expires in October 2023. The Board thoroughly considered these relationships and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

The Board's Oversight of Risk Management

The Board recognizes that the achievement of our strategic and operating objectives involves taking risks. The Board has oversight responsibility for PepsiCo's integrated risk management framework, which is designed to identify, assess, prioritize, address, manage, monitor and communicate these risks across the Company's operations, and foster a corporate culture of integrity and risk awareness. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with senior management with respect to key aspects of the Company's business, including risk assessment and risk mitigation of the Company's top risks.

In addition, the Board has tasked designated Committees of the Board with certain categories of risk management, and the Committees report to the Board regularly on these matters.

• The Audit Committee reviews and assesses the guidelines and policies governing the Company's risk management and oversight processes and assists the Board's oversight of financial, compliance and employee safety risks facing the Company.

• The Compensation Committee periodically reviews the Company's employee compensation policies and practices to assess whether such policies and practices could lead to unnecessary risk-taking behavior.

In addition, throughout the year, the Board and the relevant Committees receive updates from management with respect to various enterprise risk management issues and dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail.

The Company's integrated risk management framework also includes both division-level and geographically diverse senior management-level risk committees that are cross-functional and that work together to identify, assess, prioritize and address the Company's top strategic, financial, operating, business, compliance, safety, reputational and other risks. The Company's senior management engages with and reports to PepsiCo's Board of Directors and the relevant Committees on a regular basis to address high priority risks.

At its February 2015 meeting, the Compensation Committee reviewed the results of the 2014 annual compensation risk assessment and concluded that the risks arising from the Company's overall compensation programs are not reasonably likely to have a material adverse effect on the Company.

The Company believes that the Board's leadership structure, discussed in detail under "Board Leadership Structure" beginning on page 20 of this Proxy Statement, supports the risk oversight function of the Board by providing for open communication between management and the Board. In addition, strong independent directors chair the various committees involved in risk oversight, and all directors are involved in the risk oversight function.

The Board's Role in Strategy Oversight

The Board has deep experience and expertise in the areas of strategy development and governance. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board. In addition to dedicating a multi-day meeting to strategy discussions annually, the Board receives information and updates from management with respect to strategy throughout the year and discusses strategy at almost every Board meeting. PepsiCo's independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.

The Board's Role in Management Succession Planning

The Board's responsibilities include succession planning for the CEO and other executive officer positions, and the Nominating and Corporate Governance Committee oversees the development and implementation of succession plans for this process. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and their potential to succeed to the position of CEO, developed in consultation with the Presiding Director and the Chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee also has responsibility for follow-up steps with respect to succession planning as may be delegated by the Board from time to time. The Board meets regularly with high potential executives, both in small group and one-on-one settings.

Political Contributions Policy

In 2005, the Board of Directors adopted a Political Contributions Policy for the Company, which is amended from time to time. The Political Contributions Policy together with other policies and procedures of the Company guide PepsiCo's approach to political contributions. As specified in its Charter, the Nominating and Corporate Governance Committee oversees this policy and annually reviews the Company's key public policy issues and its engagement in the public policy process. The Committee also annually reviews the Company's political activities and expenditures.

In keeping with our goal of transparency, our Political Contributions Policy and our annual U.S. political contributions are posted at *www.pepsico.com* under "*Who We Are*"—"*Corporate Governance*"—"*Policies.*" Additionally, over the years, we have significantly enhanced our website disclosure of political spending and lobbying activities by including the following information:

• a link to PepsiCo's quarterly federal lobbying reports;

• the total annual amount of PepsiCo's federal lobbying-related expenditures;

• information about our key lobbying priorities and our Board's oversight of political spending and lobbying activities;

• a list of U.S. trade associations that lobby on behalf of PepsiCo to which PepsiCo contributes over $25,000 annually; and

• the names of the lobbyists with which we directly contract.

Board and Committee Self-Assessments

Pursuant to our Corporate Governance Guidelines and New York Stock Exchange requirements, the Board and its Committees each conduct a self-evaluation at least annually. Our processes enable directors to provide anonymous and confidential feedback, which is then reviewed and addressed by the independent directors both alone in an executive session led by the Presiding Director and also with members of management in order to promote the effectiveness of the Board and each Committee. The Board also reviews the Nominating and Corporate Governance Committee's periodic recommendations concerning the performance and effectiveness of the Board, each of its Committees and the Presiding Director.

Communications with the Board

The PepsiCo Corporate Law Department reviews all communications sent to the Board of Directors and regularly provides a summary of communications to the Board that relate to the functions of the Board or a Board Committee or that otherwise warrant Board attention. Directors may at any time discuss the Board communications received by the Company and request copies or summaries of such communications. In addition, the Corporate Law Department may forward certain communications only to the Presiding Director, the Chair of the relevant Committee or the individual Board member to whom a communication is directed. Concerns relating to PepsiCo's accounting, internal control over financial reporting or auditing matters will be referred directly to members of the Audit Committee. Those items that are unrelated to a director's duties and responsibilities as a Board member may not be provided to the Board by the Corporate Law Department, including, without limitation, solicitations and advertisements; junk mail; product-related communications; job referral materials such as resumes; surveys; and material that is determined to be illegal or otherwise inappropriate.

Shareholders and other interested parties may send communications directed to the Board of Directors, a Committee of the Board, the Presiding Director, the independent directors as a group or an individual member of the Board by any of the following means:

- by phone at 1-866-626-0633

- by sending a letter to PepsiCo Board of Directors, PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577

- by submitting a communication on-line through our website *www.pepsico.com* under *"Who We Are"—"Corporate Governance"—"Contact the Board"*

2014 Director Compensation

Directors who are employees of the Company receive no additional compensation for serving as directors. Non-employee directors are compensated for their service on the Board as described below.

Annual Compensation

Each non-employee director receives annual compensation with 40% in the form of an annual cash retainer and 60% in the form of an annual equity retainer. Based on a competitive analysis of PepsiCo's non-employee director compensation program in 2014 supported by the Board's independent compensation advisor, Cook, the Board approved an increase in the annual cash retainer from $100,000 to $110,000 and an increase in the annual equity retainer from $150,000 to $165,000 as of October 2014. After no increases for the past seven years, director annual compensation was adjusted to remain competitive relative to PepsiCo's peer group.

To reflect their additional responsibilities, the Nominating and Corporate Governance Committee Chair receives an additional $30,000 cash retainer, the Audit Committee Chair and the Compensation Committee Chair each receive an additional $40,000 cash retainer, and the Presiding Director receives an additional $50,000 cash retainer.

The $165,000 annual equity retainer is provided in phantom units of PepsiCo Common Stock that are immediately vested and are payable on the first day of the calendar quarter following the first anniversary of the director's retirement or resignation from PepsiCo's Board of Directors. The number of phantom units of PepsiCo Common Stock granted to each director on October 1, 2014 was determined by dividing the $165,000 equity retainer value by the closing price of PepsiCo Common Stock on the grant date, which was $92.65. As such, each director was granted 1,781 phantom units, each representing the right to receive one share of PepsiCo Common Stock and dividend equivalents. Dividend equivalents are reinvested in additional phantom units. Directors may also elect to defer their cash compensation into phantom units payable at the end of the deferral period selected by the directors.

Directors are reimbursed for expenses incurred to attend Board and Committee meetings. Directors do not receive any meeting fees. Directors do not have a retirement plan or receive any benefits such as life or medical insurance. Directors do receive business travel and accident insurance coverage. Directors are eligible for matching of charitable contributions through the PepsiCo Foundation, which is generally available to all PepsiCo employees.

Initial Share Grant

Each newly appointed non-employee director receives a one-time grant of 1,000 shares of PepsiCo Common Stock when he or she joins the Board. These shares are immediately vested but must be held until the director leaves the Board.

Governance Features

Our compensation program for non-employee directors operates with the following governance features which are similar to programs for executive officers:

Stock Ownership. To reinforce our ownership philosophy, non-employee directors are required to own shares of PepsiCo stock equal to at least $550,000 (five times the annual cash retainer). Shares or phantom units of PepsiCo Common Stock held either directly by the non-employee director (or immediate family members), in the director's deferred compensation account, or in a trust for the benefit of immediate family members, count towards satisfying the requirement. Prior to 2007, the directors' annual equity retainer included stock options and Restricted Stock Units ("**RSUs**"). Unexercised stock options do not count towards satisfying the stock ownership requirement.

Non-employee directors have five years from their appointment to meet their stock ownership requirement. All of our non-employee directors have met or are on track to meet their objectives within the five-year time requirement.

Exercise and Hold Policy. To ensure that non-employee directors exhibit a strong commitment to PepsiCo share ownership, the Board of Directors adopted an Exercise and Hold Policy. This policy limits the aggregate amount of proceeds that a director may receive in cash upon exercise of options during each calendar year to 20% of the aggregate value of all the director's in-the-money vested options as of January 1 of that year. Any proceeds in excess of this 20% limit must be held in PepsiCo shares for at least one year after the date of exercise. This 20% limit is applied to the proceeds remaining after payment of taxes and the exercise price for the option. The Exercise and Hold Policy for directors is waived once ownership guidelines are met.

Clawback Provision. Under the terms of our long-term incentive plans, non-employee directors who violate PepsiCo's Global Code of Conduct, who violate our non-compete, non-solicitation and non-disclosure policies or who engage in gross misconduct may be subject to financial consequences. Our long-term incentive plans permit PepsiCo to cancel a non-employee director's outstanding equity awards if PepsiCo determines that the non-employee director has committed any such violation. The long-term incentive plans also permit PepsiCo to claw back all gains from exercised stock options received within the 12 months preceding the violation.

Hedging. Our insider trading policy prohibits all directors (including non-employee directors) from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo stock. In addition, directors may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Trading Windows. All directors (including non-employee directors) can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

2014 Non-Employee Director Compensation

The following table summarizes the compensation of the non-employee directors for the fiscal year ended December 27, 2014.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Shona L. Brown	101,667	165,000	0	0	266,667
George W. Buckley	101,667	165,000	0	0	266,667
Ian M. Cook	151,667	165,000	0	0	316,667
Dina Dublon	141,667	165,000	0	5,000	311,667
Victor J. Dzau[5]	25,000	0	0	25,000	50,000
Rona A. Fairhead[6]	76,667	334,670	0	0	411,337
Ray L. Hunt	131,667	165,000	0	0	296,667
Alberto Ibargüen	101,667	165,000	0	0	266,667
David C. Page[7]	0	235,743	0	0	235,743
Sharon Percy Rockefeller	101,667	165,000	0	0	266,667
James J. Schiro[8]	66,667	0	0	0	66,667
Lloyd G. Trotter	141,667	165,000	0	10,000	316,667
Daniel Vasella	101,667	165,000	0	5,000	271,667
Alberto Weisser	101,667	165,000	0	0	266,667

(1) The retainer fee reflects a payment of $50,000 made in arrears in June 2014 for service during the period December 1, 2013 through May 31, 2014 and a payment of $51,667 made in arrears in December 2014 for service during the period June 1, 2014 through November 30, 2014 which takes into account the new pay rate effective October 1, 2014. The following directors elected to defer their 2013-2014 cash compensation into PepsiCo's director deferral

program: Dr. Dzau deferred his $25,000 retainer fees into 285 phantom stock units; Mr. Schiro deferred his $66,667 retainer fees into 736 phantom stock units; Dr. Vasella and Dr. Buckley deferred their $101,667 retainer fees into 1,087 phantom stock units; Mr. Hunt deferred his $131,667 retainer fees into 1,409 phantom stock units; and Mr. Trotter deferred his $141,667 retainer fees into 1,516 phantom stock units. The number of phantom units of PepsiCo Common Stock each director deferred on June 1, 2014 and December 1, 2014 was determined by dividing their deferred cash compensation by the closing price of PepsiCo Common Stock on the grant date, which was $87.87 and $99.67 respectively.

(2) The amounts reported for stock awards represent the full grant date fair value of the phantom stock units granted in 2014 calculated in accordance with the accounting guidance on share-based payments.

(3) Prior to 2007, the directors' annual equity retainer included stock options and RSUs. Beginning in 2007, the directors' annual equity retainer consisted solely of phantom stock units. The number of vested and unvested stock options held by each non-employee director at fiscal year-end 2014 is shown below:

Name	Number of Vested Options	Number of Unvested Options
Shona L. Brown	0	0
George W. Buckley	0	0
Ian M. Cook	0	0
Dina Dublon	3,064	0
Victor J. Dzau	6,588	0
Rona A. Fairhead	0	0
Ray L. Hunt	0	0
Alberto Ibargüen	0	0
David C. Page	0	0
Sharon Percy Rockefeller	6,588	0
James J. Schiro	0	0
Lloyd G. Trotter	0	0
Daniel Vasella	6,588	0
Alberto Weisser	0	0

(4) The amounts reported in this column include PepsiCo Foundation matching gift and other charitable contributions or commitments. PepsiCo Foundation matching gift contributions are available to all full-time PepsiCo employees, PepsiCo non-employee directors and spouses of eligible individuals. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations, with PepsiCo Foundation annual contributions capped at $10,000, or $20,000 if an eligible individual provides significant and continuous ongoing volunteer services to a tax-exempt organization in addition to his or her financial contribution. If spouse travel occurs on Company aircraft, income is imputed to the director for income tax purposes and the director is not provided a tax reimbursement.

(5) Dr. Dzau retired from the Board effective March 13, 2014; therefore, his retainer fee includes a pro-rata amount of $25,000 for service from December 1, 2013 to March 13, 2014.

(6) Upon joining the Board on March 13, 2014, Mrs. Fairhead received the one-time grant of 1,000 shares of PepsiCo Common Stock granted to all new directors. She also received a pro-rated annual cash retainer of $25,000 for service from March 13, 2014 through May 31, 2014 and a pro-rated annual equity retainer of $87,500 for service from March 13, 2014 through September 30, 2014. She also received the $51,667 annual cash retainer for service from June 1, 2014 through November 30, 2014 and $165,000 annual equity retainer on October 1, 2014 to compensate her for the period October 1, 2014 through September 30, 2015.

(7) Upon joining the Board on November 20, 2014, Dr. Page received the one-time grant of 1,000 shares of PepsiCo Common Stock granted to all new directors. He also received a pro-rated annual equity retainer of $137,500 to compensate him for the period November 20, 2014 through September 30, 2015.

(8) Mr. Schiro retired from the Board effective July 23, 2014; therefore, his retainer fee includes a pro-rata amount of $16,667 for service from June 1, 2014 to July 23, 2014.

Ownership of PepsiCo Common Stock

Stock Ownership of Officers and Directors

The following table shows, as of March 23, 2015, the number of shares of our Common Stock beneficially owned and the number of phantom units of our Common Stock held in the Company's income deferral programs by each director (including each nominee), by each of the executive officers identified in the 2014 Summary Compensation Table on page 59 of this Proxy Statement (the "**Named Executive Officers**" or the "**NEOs**") and by all directors and executive officers as a group. Each phantom unit represents the economic equivalent of one share of our Common Stock. Except as otherwise noted, the directors and executive officers exercise sole voting and investment power over their shares shown in the table. None of the shares are subject to pledge.

As of March 23, 2015, the directors and executive officers as a group beneficially owned less than 1% of our outstanding Common Stock, and none of the directors or executive officers owned any shares of our outstanding Convertible Preferred Stock.

Name of Individual or Group	Number of Shares of PepsiCo Common Stock Beneficially Owned[1][2]	Number of Phantom Units of PepsiCo Common Stock Held in PepsiCo's Deferral Programs[3]	Total
Shona L. Brown	1,000	20,693	21,693
George W. Buckley	1,000	8,286	9,286
Albert P. Carey	435,940	—	435,940
Sanjeev Chadha	42,087	—	42,087
Ian M. Cook	3,569	18,781	22,350
Dina Dublon	5,519	19,859	25,378
Rona A. Fairhead	700	2,886	3,586
Richard W. Fisher	1,000	861	1,861
Enderson Guimaraes	47,465	—	47,465
Ray L. Hunt[4]	520,902	50,757	571,659
Alberto Ibargüen	5,738	20,936	26,674
William R. Johnson[5]	3,765	861	4,626
Hugh F. Johnston	333,426	25,282	358,708
Indra K. Nooyi	2,798,738	49,624	2,848,362
David C. Page	1,000	1,412	2,412
Robert C. Pohlad[6]	1,124,350	861	1,125,211
Sharon Percy Rockefeller	57,212	19,273	76,485
Lloyd G. Trotter	1,000	31,112	32,112
Daniel Vasella	16,360	32,801	49,161
Alberto Weisser	1,000	9,403	10,403
All directors and executive officers as a group (27 persons)	6,078,636	327,963	6,406,599

(1) The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days after March 23, 2015 through the exercise of vested stock options: Albert P. Carey, 310,450 shares; Dina Dublon, 3,064 shares; Enderson Guimaraes, 19,455 shares; Hugh F. Johnston, 255,129 shares; Indra K. Nooyi, 2,332,713 shares; Sharon Percy Rockefeller, 6,588 shares; Daniel Vasella, 3,064 shares; and all directors and executive officers as a group, 3,460,790 shares.

(2) The shares shown include Performance-Based Stock Units ("**PSUs**"), Restricted Stock Units (RSUs) and/or PepsiCo Equity Performance Units ("**PEPunits**") that executive officers have the right to acquire within 60 days after March 23, 2015 which will convert into the following gross amounts of PepsiCo Common Stock: Albert P. Carey, 24,272 shares; Sanjeev Chadha, 5,056 shares; Enderson Guimaraes, 13,420 shares; Hugh F. Johnston, 28,473 shares; Indra K. Nooyi, 116,691 shares; and all executive officers as a group, 250,968 shares.

(3) Reflects phantom units of our Common Stock held in the PepsiCo Executive Income Deferral Program and the PepsiCo Director Deferral Program.

(4) The shares shown for Mr. Hunt include (i) 288,986 shares held in a corporation over which Mr. Hunt has sole voting and investment power and (ii) 231,916 shares held in a trust over which Mr. Hunt has sole voting power and no investment power.

(5) The shares shown for William R. Johnson include (i) 2,102 shares held jointly with his spouse over which Mr. Johnson has shared voting and investment power, (ii) 187 shares held in a trust with his spouse over which Mr. Johnson has shared voting and investment power and (iii) 476 shares held in trusts over which Mr. Johnson has sole voting and investment power.

(6) The shares shown for Robert C. Pohlad include 900,000 shares held in a limited liability company over which Mr. Pohlad has shared voting and investment power.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of our outstanding Common Stock or Convertible Preferred Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class Outstanding[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10022	78,343,156[2]	5.3%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	93,105,082[3]	6.3%

(1) Based on the number of shares of Common Stock outstanding and entitled to vote at the Annual Meeting as of our record date, February 27, 2015.

(2) Based solely on the Schedule 13G filed by BlackRock, Inc. with the SEC on February 6, 2015 regarding its holdings as of December 31, 2014. BlackRock, Inc. also reported that, as of December 31, 2014, it had sole voting power for 65,170,425 shares of our Common Stock, sole dispositive power for 78,343,156 shares of our Common Stock and shared voting power and shared dispositive power for 0 shares of our Common Stock.

(3) Based solely on the Schedule 13G/A filed by the Vanguard Group with the SEC on February 11, 2015 regarding its holdings as of December 31, 2014. The Vanguard Group also reported that, as of December 31, 2014, it had sole voting power for 2,584,245 shares of our Common Stock, sole dispositive power for 90,646,811 shares of our Common Stock, shared voting power for 0 shares of our Common Stock and shared dispositive power for 2,458,271 shares of our Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires our directors and executive officers and the beneficial owners of more than 10% of our Common Stock to file reports of ownership and changes in ownership of our Common Stock and Convertible Preferred Stock. We received written representations from each director and executive officer who did not file an annual statement with the SEC on Form 5 that no Form 5 was due. To the best of our knowledge, based on a review of those reports and written representations, we believe that for 2014 all required forms were filed on time with the SEC.

Ratification of Appointment of Independent Registered Public Accountants (Proxy Item No. 2)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accountants (taking into account the vote on shareholder ratification). The Audit Committee has appointed KPMG LLP ("**KPMG**") as PepsiCo's independent registered public accountants for fiscal year 2015. KPMG has served as PepsiCo's independent registered public accountants since 1990. While we are not required by our By-Laws or otherwise to seek shareholder ratification of the selection of KPMG as our independent registered public accountants, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the selection, the Audit Committee will take the vote into consideration when determining whether or not to retain KPMG. The Audit Committee believes that the continued retention of KPMG as our independent registered public accountants is in the best interests of our shareholders.

Representatives of KPMG are expected to be present and available to answer appropriate questions at the Annual Meeting and will have an opportunity to make statements during the meeting if they desire to do so.

 **Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accountants for fiscal year 2015.**

Audit Committee Report

PepsiCo's Audit Committee reports to and acts on behalf of the Board of Directors and is comprised solely of directors who satisfy the independence, financial literacy and other requirements set forth in the listing standards of the New York Stock Exchange and applicable securities laws. A majority of the members of the Committee, including the Chair of the Committee, are "audit committee financial experts" as defined by the Securities and Exchange Commission.

The Audit Committee operates under a written charter, approved and adopted by the Board of Directors, which sets forth its duties and responsibilities. This charter, which is available in full on the Company's website at **www.pepsico.com** under "*Who We Are*"—"*Corporate Governance*," is reviewed annually and updated, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback.

The Committee's purpose is to assist the Board's oversight of:

- the quality and integrity of PepsiCo's financial statements and its related internal controls over financial reporting;
- PepsiCo's compliance with legal and regulatory requirements;
- the independent auditors' qualifications, independence and performance; and
- the performance of PepsiCo's internal audit function.

In 2014, the Audit Committee met nine times and fulfilled each of its duties and responsibilities as outlined in its charter, including:

- reviewing with KPMG and PepsiCo's internal auditors the overall scope and plans for their respective audits for 2014;
- considering whether there should be a rotation of the independent auditors;
- approving all audit engagement fees and terms, as well as permissible non-audit engagements with KPMG (please refer to page 39 of this Proxy Statement for a detailed discussion of such fees);
- receiving an update on PepsiCo's Law Department's compliance with Part 205 of Section 307 of the Sarbanes-Oxley Act of 2002 regarding standards of professional conduct for attorneys;
- reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of financial, compliance and employee safety risks facing PepsiCo;
- receiving periodic updates on PepsiCo's financial performance and strategic initiatives, as well as other matters germane to its responsibilities;
- reviewing and discussing earnings press releases, as well as earnings guidance provided to analysts;
- reviewing related person transactions;
- meeting with the internal auditors and KPMG, with and without management present, to discuss their evaluations of PepsiCo's internal controls;
- meeting with the internal auditors and KPMG, with and without management present, to discuss the overall quality of PepsiCo's financial reporting; and
- regularly meeting independently with PepsiCo's General Counsel, Chief Compliance & Ethics Officer and Chief Financial Officer.

Management has primary responsibility for preparing PepsiCo's financial statements and establishing effective internal controls over financial reporting. KPMG is responsible for auditing those financial statements and expressing an opinion on the conformity of PepsiCo's audited financial statements with generally accepted accounting principles and on the effectiveness of PepsiCo's internal controls over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. In this context, the Audit Committee met with management and

KPMG to review and discuss the Company's audited financial statements and assessment of PepsiCo's internal control over financial reporting, asked management and KPMG questions relating to such matters and discussed with KPMG the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board, including Statement on Auditing Standard No. 16, "Communication with Audit Committees." These meetings and discussions included a review of the critical accounting policies applied by PepsiCo in the preparation of its financial statements and the quality (and not just the acceptability) of the accounting principles utilized, the reasonableness of significant accounting estimates and judgments, and the disclosures in PepsiCo's consolidated financial statements. Based on the reviews and discussions described in this report, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 27, 2014, for filing with the SEC.

As noted above, the Audit Committee assists the Board's oversight of the independent auditors' qualifications, independence and performance. The Audit Committee is responsible for appointing, compensating, retaining and overseeing the work of PepsiCo's independent auditor, including reviewing and evaluating the performance of the lead audit partner responsible for PepsiCo's audit, overseeing the required rotation of the lead audit partner and, through the Audit Committee Chair as representative of the Audit Committee, reviewing and considering the selection of the lead audit partner. The Audit Committee recognizes the importance of maintaining the independence of PepsiCo's auditor, both in fact and in appearance. In 2014, the Audit Committee received and reviewed the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding their communications with the Audit Committee concerning independence, and discussed with KPMG the firm's independence from the Company and management. These discussions included, among other things, a review of fees paid to KPMG for non-audit services (as discussed on page 39 of this Proxy Statement, the Audit Committee pre-approves all fees paid to KPMG in accordance with the Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services). The Audit Committee concurred with KPMG's conclusion that they are independent from PepsiCo and its management. The Audit Committee also considered several other factors in deciding whether to re-engage KPMG, including the length of time KPMG has served as PepsiCo's independent auditor, KPMG's capability in handling the breadth and complexity of PepsiCo's business and its global footprint and the resulting demands placed on its auditing firm in terms of expertise in PepsiCo's business, the quantity and quality of KPMG's staff and KPMG's global reach. As a result of the foregoing, the Audit Committee has retained KPMG as the Company's independent auditor for the fiscal year 2015 (taking into account the vote on shareholder ratification). The Audit Committee and the Board believe that the continued retention of KPMG to serve as the Company's independent auditor is in the best interests of the Company and its shareholders and have recommended that shareholders ratify the appointment of KPMG as the Company's independent auditor for the fiscal year 2015.

The Audit Committee*

Dina Dublon, Chair	Rona A. Fairhead
Shona L. Brown	David C. Page
George W. Buckley	Alberto Weisser
Ian M. Cook	

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act except to the extent we specifically incorporate such report by reference.

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* Although Richard W. Fisher, William R. Johnson and Robert C. Pohlad joined the Audit Committee effective March 23, 2015, the Audit Committee Report was approved by the Committee prior to that date and therefore such directors are not referenced in and do not appear as signatories to this report.

Audit and Other Fees

The following table presents fees incurred for professional audit services rendered by KPMG, the Company's independent registered public accountants, for the audit of the Company's annual consolidated financial statements for 2013 and 2014, and fees billed for other services rendered by KPMG in 2013 and 2014.

	2013	2014
Audit fees[1]	$24,093,000	$25,342,000
Audit-related fees[2]	$2,018,000	$1,896,000
Tax fees[3]	$708,000	$1,371,000
All other fees[4]	$68,000	$42,000

(1) Audit fees for 2013 and 2014 consisted of fees for the audits of the Company's annual consolidated financial statements, the audit of the effectiveness of the Company's internal control over financial reporting, the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and services related to statutory filings or engagements.

(2) Audit-related fees for 2013 and 2014 consisted primarily of the audits of certain employee benefit plans, due diligence reviews and other procedures performed in connection with business transactions, agreed upon procedures reports, attestation reports and the issuance of comfort letters.

(3) Tax fees for 2013 and 2014 consisted primarily of international tax compliance services.

(4) All other fees for 2013 and 2014 consisted of fees for services/assistance with an operational process assessment.

Pre-Approval Policy and Procedures

We understand the need for the independent registered public accountants to maintain their objectivity and independence, both in appearance and in fact, in their audit of PepsiCo's financial statements. Accordingly, the Audit Committee has adopted the PepsiCo Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services. The policy provides that the Audit Committee will engage the independent registered public accountants for the audit of PepsiCo's consolidated financial statements and audit-related, tax and other non-audit services in accordance with the terms of the policy. The policy provides that on an annual basis the independent registered public accountants' Global Lead Audit Partner will review with the Audit Committee the services the independent registered public accountants expect to provide in the coming year and the related fee estimates, and that the Audit Committee will consider for pre-approval a schedule of such services. The policy further provides that the Audit Committee will specifically pre-approve engagements of the independent registered public accountants for services that are not pre-approved through the annual process. The Audit Committee Chair is authorized under the policy to pre-approve any audit, audit-related, tax or other non-audit services between Audit Committee meetings, provided such interim pre-approvals are reviewed with the full Audit Committee at its next meeting. In addition, PepsiCo provides the Audit Committee with a status report at each of its regularly scheduled meetings regarding audit, audit-related, tax and other non-audit services that the independent registered public accountants have been pre-approved to perform, have been asked to provide or may be expected to provide during the balance of the year.

Advisory Approval of Executive Compensation (Proxy Item No. 3)

Pursuant to Section 14A of the Exchange Act, the Company asks shareholders to cast an advisory vote to approve the compensation of our Named Executive Officers disclosed in the "Executive Compensation" section beginning on page 41 of this Proxy Statement. While this vote is non-binding, PepsiCo values the opinions of its shareholders and, consistent with our record of shareholder engagement, will consider the outcome of the vote when making future compensation decisions.

In considering your vote, we invite you to review the Compensation Discussion and Analysis beginning on page 41 of this Proxy Statement. As described in the Compensation Discussion and Analysis, we believe that PepsiCo's executive compensation programs effectively align the interests of our executive officers with those of our shareholders by tying a significant portion of their compensation to PepsiCo's performance and by providing a competitive level of compensation needed to recruit, retain and motivate talented executives critical to PepsiCo's long-term success.

We are asking our shareholders to vote FOR, in a non-binding vote, the following resolution:

"Resolved, the shareholders of PepsiCo approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the 2014 Summary Compensation Table, the other compensation tables and the related notes and narratives on pages 41-71 of this Proxy Statement for the 2015 Annual Meeting of Shareholders."

The Board has adopted a policy of providing annual advisory votes on the compensation of our Named Executive Officers. The next advisory vote to approve our executive compensation will occur at the 2016 Annual Meeting of Shareholders, unless the Board of Directors modifies its policy on the frequency of holding such advisory votes.

 **Our Board of Directors recommends that shareholders vote "FOR" the compensation of our Named Executive Officers.**

Compensation Discussion and Analysis

Executive Summary

Our Compensation Philosophy

PepsiCo's executive compensation programs are designed to align the interests of PepsiCo's executive officers with those of our shareholders. We provide market-competitive programs that enable PepsiCo to attract and retain highly talented individuals with pay directly linked to the achievement of short- and long-term performance goals that foster the creation of sustainable long-term shareholder value. Our Compensation Committee sets financial targets for executive officer incentive pay aligned with the external financial goals communicated to shareholders at the beginning of each fiscal year because we believe executive officers should only receive target payouts if PepsiCo meets our financial goals.

Elements of 2014 Total Direct Compensation

Component	CEO Target Pay Mix		Metrics	Performance Period
Long-Term Incentives ("LTI")	73%	PepsiCo Equity Performance Units ("**PEPunits**") (60%)	Based on absolute stock price performance and total shareholder return (TSR) relative to the S&P 500	Three years
		Long-Term Cash ("**LTC**") Awards (40%)	Based on key business operating metrics, including earnings per share (EPS) and return on invested capital (ROIC) measures	Three years
Annual Cash Incentives	18%		Combination of business operating performance, including revenue, cash flow, profit and share of retail sales, and individual performance objectives	One year
Base Salary	9%		Fixed pay reflecting internal role and based on competitive benchmarking	

At PepsiCo, over 90% of CEO total direct compensation is performance-based to ensure that pay is directly linked to the creation of sustainable long-term shareholder value.

Engagement with Our Shareholders

PepsiCo has a longstanding practice of engaging with shareholders on executive compensation matters. During 2014, PepsiCo's senior management conducted a substantial number of meetings with shareholders to discuss our executive compensation programs and governance. Our Compensation Committee incorporates the feedback we receive from our shareholders into its annual review of program components, targets and payouts to maintain awareness of emerging executive compensation practices, ensure the continued strength of our pay-for-performance alignment and maintain strong shareholder support. Taking into account the strong support demonstrated by our shareholders, the Compensation Committee determined to maintain our existing executive compensation programs for 2014.

At our 2014 Annual Meeting, shareholders again showed strong support for our executive compensation programs, with nearly 90% of the votes cast approving our advisory resolution.

Strong Governance

Our Compensation Committee has incorporated the following market-leading governance features into our programs:

- No Employment Agreements for Executive Officers

- No Supplemental Executive Retirement Plans for Executive Officers

- Double-Trigger Vesting of Long-Term Incentive Awards upon Change in Control

- Responsible Use of Shares under Our Long-Term Incentive Program with Share Utilization Below Our Peer Group Median

- Balanced Mix of Top-Line and Bottom-Line, External and Internal Performance Metrics, Each Set Against Rigorous, Measurable Goals, within Our Incentive Programs

- No Backdating or Repricing of Stock Option Awards

- Hedging and Pledging of Company Stock is Prohibited

- Financial Targets for Performance Awards Never Reset

- Clawback Policy Applies to Executive Officer Annual Incentive, Long-Term Incentive and Deferral Programs

- Executive Officers are Subject to Rigorous Stock Ownership Requirements that Continue for 12 Months Beyond Employment

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the following NEOs:

Name	Title
Indra K. Nooyi	Chairman of the Board and Chief Executive Officer ("**CEO**"), PepsiCo
Hugh F. Johnston	Executive Vice President ("**EVP**") and Chief Financial Officer ("**CFO**"), PepsiCo
Enderson Guimaraes	EVP, Global Categories and Operations
Albert P. Carey	CEO, PepsiCo Americas Beverages ("**PAB**")
Sanjeev Chadha	CEO, PepsiCo Asia, Middle East and Africa ("**AMEA**")

Effective January 5, 2015, Mr. Guimaraes began his new role as EVP, Global Categories and Operations. This Compensation Discussion and Analysis discusses compensation and accomplishments for Mr. Guimaraes during 2014 while serving as CEO, PepsiCo Europe.

2014 Company Performance

2014 was a strong year for PepsiCo. In a volatile, challenging environment, we delivered, or exceeded, each of the financial goals announced to shareholders at the beginning of the year. At the same time, we strengthened the foundation of our Company to continue to deliver sustainable shareholder value over the long term. We sustained the level of investment in our portfolio of global brands, built a robust innovation pipeline, stepped up our marketplace execution and increased productivity to enable us to more fully capitalize on our scale, global presence and deep capabilities.

Company Performance Measures[1]	Financial Goals	Actual Results
Organic Revenue Growth	Mid-single digits	4.0%
Core Constant Currency Earnings Per Share (EPS) Growth	7%	9.1%
Free Cash Flow Excluding Certain Items	>$7B	$8.3B
Core Net Return On Invested Capital (ROIC) Improvement	+50 bps	+110 bps

In addition to accomplishing our key financial goals highlighted above, we also made significant progress in 2014 against our most important strategic initiatives:

- Stepped up our focus on innovation with products launched in the last three years accounting for 9% of our net revenue in 2014, up 150 basis points over the last two years

- Sustained the increased level of investment in our brands at 5.9% of net revenue with solid improvements in brand equity scores and market share performance in our priority markets for our global brands

- Delivered $1 billion of productivity savings during 2014, successfully completing the three-year, $3-billion productivity program launched in 2012 and entered the next phase of productivity with a new five-year (2015-2019), $5-billion program

- Increased our annual dividend for the 42nd consecutive year in 2014 and returned $8.7 billion to shareholders through share repurchases and dividends—a 36% increase over 2013

Our strong 2014 results translated into 17% total shareholder return (TSR), top tier among our consumer packaged goods (CPG) peers and outpacing the broader market.

1 Organic revenue, core constant currency earnings per share, free cash flow excluding certain items and core net ROIC are non-GAAP financial measures that exclude certain items. Please refer to Exhibit A to this Proxy Statement for a reconciliation of these measures relative to reported GAAP financial results, and to PepsiCo's 2014 Annual Report on Form 10-K for the fiscal year ended December 27, 2014 for a more detailed description of the items excluded from these measures. To ensure that performance is evaluated in a manner consistent with how management evaluates our operational results and trends, the Compensation Committee applies certain business performance metrics that are measured on an organic or core constant currency basis to both long-term and annual incentive awards. Constant currency financial measures assume constant foreign currency exchange rates, which enables consistent year-over-year financial comparisons and ensures that executives are incentivized to grow non-U.S. operations in the applicable local currency. Measurement of results on a constant currency basis also ensures that incentive payouts are not artificially inflated or impaired by local country currency fluctuations that are outside the control of management.

Impact of Company Performance on 2014 NEO Pay

2014 Chairman and CEO Pay Decisions

The Board of Directors evaluates the Chairman and CEO's performance and makes incentive pay decisions in a non-formulaic way through a holistic assessment of Ms. Nooyi's delivery of PepsiCo's financial goals and her progress against PepsiCo's strategic priorities to sustain long-term shareholder value. In 2014, Ms. Nooyi led PepsiCo to achieve the strong operating and financial performance highlighted above. At the same time, she continued PepsiCo's focus on long-term value creation through our strategic initiatives in brand-building, innovation, productivity and growth in developing and emerging markets.

In recognition of these outstanding accomplishments, the Board approved for Ms. Nooyi in February 2015 an annual salary of $1.65 million, a 2014 annual incentive award of $5.0 million and a 2015 LTI award with a grant date value of $13.5 million. The actual LTI value realized will depend upon achievement of critical operating objectives and absolute and relative stock performance targets established by the Compensation Committee for the three-year performance period. As a result of the Board's pay decisions, Ms. Nooyi's total direct compensation increased 8% from 2013 to 2014.

The chart below shows the compensation awarded to Ms. Nooyi for her performance in each of the past three years and illustrates how the Board views Ms. Nooyi's compensation when making pay decisions. It also highlights the strong alignment with PepsiCo's TSR performance.



The Total Shareholder Return (TSR) illustrates the value of a $100 investment in PepsiCo's Common Stock over the three-year period beginning on January 1, 2012 and ending on December 31, 2014, assuming reinvested dividends.

This chart is different than the 2014 Summary Compensation Table on page 59. SEC rules require disclosure of PEPunits in the year granted and disclosure of LTC Awards in the year in which the relevant performance criteria are satisfied, whether or not payment is actually made in that year. Consistent with these rules, Ms. Nooyi's 2014 compensation reflected in the 2014 Summary Compensation Table on page 59 includes the PEPunits granted in 2014 and the first LTC Award granted in 2012, which is based on performance over the 2012-2014 performance period and is scheduled to pay out in April 2015. Due to the transition to our new compensation design implemented in 2012, the first-time inclusion of the 2012 LTC Award in the 2014 Summary Compensation Table represents the most significant portion of the increase in Ms. Nooyi's 2014 total compensation compared to 2013 that is reflected in the 2014 Summary Compensation Table.

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2 LTI awards consist of PEPunits (60%) and LTC Awards (40%) and differ from the value reported in the 2014 Summary Compensation Table under SEC disclosure rules. PEPunit award values presented in this chart are expressed as the Compensation Committee approved values prior to the application of the Monte Carlo simulation option-pricing model to determine their fair value. PEPunit and LTC Award values for each performance year are approved by the Board and granted the following year. For example, the PEPunit and LTC Award values for the 2014 performance year were approved by the Board and granted in 2015.

2012 Long-Term Incentive Award Payout

PepsiCo introduced in 2012 a new 100% performance-based LTI program that included two distinct components, PEPunits and LTC Awards. The first awards under the new LTI program are scheduled to pay out in April 2015.

PEPunits, which represent 60% of the annual LTI award, provide our NEOs with an opportunity to earn shares of PepsiCo Common Stock with a value determined by absolute changes in PepsiCo's stock price (the "**Absolute Stock Price Adjustment**") and PepsiCo's TSR relative to the S&P 500 over a three-year performance period (the "**Relative TSR Adjustment**").

As of March 24, 2015, the 2012 PEPunit awards are expected to pay out above target in light of the estimated Absolute Stock Price Adjustment and the actual Relative TSR Adjustment:

• The final Absolute Stock Price Adjustment cannot be determined until the April 2, 2015 vesting date. Currently, the Absolute Stock Price Adjustment is estimated at +49% based on the quotient of the average 90-day price prior to March 24, 2015 of $96.81 and the average 90-day price prior to the April 2, 2012 grant date of $64.77.

• PepsiCo's TSR of 56% for the 3-year period ending on December 31, 2014 was below the median of the S&P 500 and resulted in an actual Relative TSR Adjustment of -25%.

Name	2012 PEPunits Granted	Estimated Absolute Stock Price Adjustment[3]	Actual Relative TSR Adjustment	Estimated Share Payout in April 2015[3]
Indra K. Nooyi	116,691	+49%	-25%	144,844
Hugh F. Johnston	28,473	+49%	-25%	35,343
Albert P. Carey	24,272	+49%	-25%	30,128
Enderson Guimaraes	13,420	+49%	-25%	16,658

The LTC Award represents 40% of the annual LTI award and is denominated and paid in cash based on the level of performance achieved with respect to two equally weighted operating performance metrics measured over the 2012-2014 performance period: core constant currency EPS growth and core constant currency International Net Revenue growth[4] as a multiple of core constant currency North America Net Revenue growth.[5] The potential payout is capped at 150% of the dollar amount awarded on the grant date.

PepsiCo's actual three-year (2012-2014) cumulative core constant currency EPS growth of 13.1% exceeded the target of 9.0% set by the Compensation Committee in March 2012. PepsiCo's actual three-year (2012-2014) International Net Revenue growth was 3.56 times North America Net Revenue growth, which exceeded the target of 2.25 set by the Compensation Committee in March 2012. As a result of exceeding both targets, the 2012 LTC Award will pay out at 137% of the grant value in April 2015.

Name	2012 LTC Award Grant Value ($000)	Payout Value ($000)
Indra K. Nooyi	5,000	6,835
Hugh F. Johnston	1,220	1,668
Albert P. Carey	1,040	1,422
Enderson Guimaraes	575	786

3 For illustrative purposes only, the table sets forth estimated pay outs for the 2012 PEPunit awards assuming an Absolute Stock Price Adjustment of +49% based on the 90-day average price prior to March 24, 2015, which is the date preceding the Proxy Statement mailing date. The Absolute Stock Price Adjustments and the Relative TSR Adjustments shown in the table are rounded to the nearest whole number. The price of PepsiCo's common stock is subject to change and the final Absolute Stock Price Adjustment cannot be determined until the April 2, 2015 vesting date. Under the terms of the 2012 PEPunit awards, the Absolute Stock Price Adjustment cannot exceed +50% and final payout is subject to a maximum of 187.5% of PEPunits granted.

4 Reflects core constant currency Net Revenue growth for all countries other than Canada and the United States, adjusted for merger and acquisition activities.

5 Reflects core constant currency Net Revenue growth for Canada and the United States, adjusted for merger and acquisition activities.

Mr. Chadha did not participate in the Executive Officer Long-Term Incentive Program in 2012. In 2012, he received a grant of 75% time-based RSUs that will vest 100% in April 2015 and 25% PSUs based on the same metrics and targets of the 2012 LTC Award. As a result of exceeding those targets, Mr. Chadha's PSUs will pay out at 137% of target and 4,317 shares will be delivered to him in April 2015.

2014 Annual Incentive Awards

Consistent with our pay-for-performance philosophy, all of our NEOs are awarded annual incentives for the achievement of annual business objectives against pre-approved targets. The business objectives reflect a combination of key financial drivers as well as strategic objectives based on an executive's role and accountabilities aligned with Performance with Purpose, our goal to deliver top-tier financial performance while creating sustainable growth and shareholder value. Annual incentive award payments for our NEOs averaged above target based on the strong 2014 business and individual performance described on page 52. As described above, the Board of Directors determines the CEO annual incentive award in a non-formulaic way through a holistic assessment of her delivery of PepsiCo's financial goals and her progress against PepsiCo's strategic priorities.

Name	Target Annual Incentive ($000)	Actual Annual Incentive Award ($000)	Actual Annual Incentive as a % of Target Annual Incentive
Indra K. Nooyi	3,200	5,000	156%
Hugh F. Johnston	1,216	1,483	122%
Albert P. Carey	1,290	1,791	139%
Enderson Guimaraes	1,125	1,148	102%
Sanjeev Chadha	1,013	962	95%

NEO Pay Mix

To align pay levels for NEOs with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives. Over 90% of our Chairman and CEO's target total direct compensation (salary, target bonus and the grant date fair value of long-term incentive awards), and approximately 80%-85% of the average target total direct compensation of our other NEOs, is performance-based:



Chairman and CEO Target Pay Mix
Base Salary 9%
Annual Cash Incentive 18%
Long-Term Incentive 73%
Performance-Based Compensation 91%

NEO Target Pay Mix (excluding Chairman and CEO)
Base Salary 17%
Annual Cash Incentive 25%
Long-Term Incentive 58%
Performance-Based Compensation 83%

Components of Our Executive Compensation and Benefits Programs

The primary components of our executive compensation and benefits programs are summarized in the following table:

Type	Component	Objective
Performance-Based Compensation	**Long-Term Incentive**	• Align executive officers' rewards with returns delivered to PepsiCo's shareholders • Incent achievement of stock performance objectives through PEPunit awards and critical operating performance objectives through LTC Awards over a three-year period
	Annual Cash Incentive	• Drive Company and business unit performance including growth in revenue and profitability, free cash flow and share of retail sales • Deliver individual performance against specific business imperatives such as improving operating efficiencies, driving sustainable innovation, increasing customer satisfaction and developing a diverse and talented workforce
Fixed Compensation	**Base Salary**	• Provide market-competitive fixed pay reflective of an executive's role, responsibilities and individual performance
	Retirement Programs	• Provide retirement benefits at market-competitive levels consistent with programs for our broad-based employee population
	Benefits and Perquisites	• Provide market-competitive benefits

Long-Term Incentive Awards

PepsiCo introduced in 2012 a new 100% performance-based Long-Term Incentive (LTI) program that included two distinct components, PepsiCo Equity Performance Units (PEPunits) and Long-Term Cash Awards (LTC Awards). Each executive's target award is based on his or her role. Actual awards granted can range from 0%–125% of target based on individual performance. The calculations described below reflect the design enhancements introduced beginning with the 2013 awards.



PEPunits

Metric: 3-year absolute and relative stock price performance

60% **40%**

LTC Awards

Metric: 3-year operating performance (EPS and ROIC)

How Our PEPunits Work

PEPunits strengthen the alignment with long-term shareholder value creation. They provide our NEOs with an opportunity to earn shares of PepsiCo Common Stock with a value that adjusts based upon absolute changes in PepsiCo's stock price as well as PepsiCo's TSR relative to the S&P 500 over a three-year performance period.

Grants
Each grant is first awarded as a dollar value and then converted into a number of units based on the value of PepsiCo's stock on the grant date.

↓ 3-year performance period

Vesting
At the end of the 3-year performance period, the award vests if the executive is still employed with us.

↓

Award Payouts are Determined Based on Our Stock Performance Metrics

STEP 1: Adjust for Absolute Stock Price metric.

Rationale: Links PEPunits to our absolute stock price performance over the 3-year performance period.

How it works: We multiply the number of vested units by the following ratio:

$$\frac{\text{PepsiCo stock price at end of performance period*}}{\text{PepsiCo stock price at beginning of performance period*}}$$

Under our program, this adjustment can range from:

0%	Max. 150%

100%

Additional performance hurdles beginning with 2013 grants: The adjustment will be 0% if we don't deliver positive 3-year TSR. Also, adjustment of 100% requires a minimum of 5% stock price growth, compounded annually, for the performance period.

* Stock price at the end of performance period is based on average share price for the 90 calendar days prior to the vesting date. Stock price at beginning of performance period is based on the average share price for the 90 calendar days prior to the grant date.

STEP 2: Adjust for Relative TSR metric.

Rationale: Links PEPunits to our TSR performance relative to other S&P 500 companies over the 3-year performance period. We use the S&P 500 since it is a broad index group and a widely accepted measure of relative investment performance.

How it works: We start with the number of units arrived at in Step 1.

If PepsiCo's 3-year TSR ranking is in this percentile

75th or higher → +25%

25th or lower → -25%

We increase or decrease the number of units by

Linear interpolation is used when ranking falls between percentages shown

↓

Final PEPunit payout (0 – 175% of PEPunits granted)

How Our Long-Term Cash Awards Work

The LTC Award complements the PEPunits by incenting our executive officers to focus on critical operating performance objectives that we believe will translate into sustainable shareholder returns over the long term.

Awards
The LTC Award is denominated and paid in cash. This reflects PepsiCo's responsible use of shares under our LTI program.

 3-year performance period

Vesting
At the end of the 3-year performance period, the award vests if the executive is still employed with us.



Award Payouts are Determined Based on Our Performance Metrics
Beginning with the 2013 award, the Compensation Committee chose to use the following two performance metrics for the LTC Award:

- **Core net ROIC (50% weighting)**

  A key metric that aligns with our commitment to shareholders to improve both capital spending and working capital management, ensuring that we continue to improve the efficiency of our asset base.

- **Core constant currency EPS (50% weighting)**

  A metric followed by shareholders that incorporates key elements of financial success, including top-line growth in revenue, expense control, the effectiveness of investments made in the business over time, and bottom line profitability.



Final LTC payout (0 – 175% of LTC Award)

Special Performance-Based Awards

The Compensation Committee recognizes that retention of highly qualified leadership is critical to the Company's continued strong performance and successful succession planning. Each year, the CEO presents an extensive analysis to the Compensation Committee that addresses talent retention considerations, taking into account the demonstrated performance and future potential of each senior officer as well as the competitive landscape for executive talent and the extent of disruption likely to be caused by unplanned attrition. PepsiCo's senior leaders are often considered for senior roles outside of PepsiCo, due to the breadth and depth of expertise they have gained through their PepsiCo careers.

As a result of this analysis, the Compensation Committee selectively grants special performance-based awards to talented leaders critical to our business continuity and growth. These awards are generally granted in the form of PSUs with vesting periods designed to facilitate retention through key business and/or career milestones. The awards have no value to the executive unless the executive remains employed with PepsiCo for the relevant vesting period and the specified performance criteria are met. The awards are canceled if the executive terminates employment or retires prior to the end of the vesting period or if the underlying performance goals are not attained. The Compensation Committee takes into account the value of any special award grants in setting target compensation levels for executive officers. Based on the analysis undertaken in 2014, the Board of Directors granted special PSU awards to the following NEOs on November 21, 2014:

Name	Special PSUs Granted	Payment Date
Albert P. Carey	20,253	March 2018
Enderson Guimaraes	31,480	March 2018
Sanjeev Chadha	31,480	March 2018

Special Performance-Based Award for Mr. Carey. The award for Mr. Carey can be earned based on the achievement of pre-established performance targets measuring total North America revenue and operating profit performance objectives over a three-year (2015-2017) performance period in order to sustain PepsiCo's successful "Better Together" strategy. Payout of the award is also contingent on achieving specific talent development objectives intended to position our North America business for long-term success. The payout can range from 0% to 125% of target, depending on the performance level achieved. Mr. Carey's award requires continued service through March 1, 2017, although performance will be measured through the end of 2017 and payment will not occur until March 2018. Notwithstanding the achievement of any performance target established by the Compensation Committee, the Committee has the discretion to reduce the number of PSUs paid.

Special Performance-Based Awards for Messrs. Guimaraes and Chadha. The awards for Messrs. Guimaraes and Chadha are earned based on PepsiCo's TSR relative to the S&P 500 over three-year performance period from January 1, 2015 through December 31, 2017, and the payout can range from 0% to 125% of target. The following chart shows the relationship between payouts under these awards and relative TSR performance:



To ensure that PSU payouts are aligned with shareholder returns, the downside leverage for below-target performance is twice as steep as the upside leverage for above-target performance.

In addition, the awards for Messrs. Guimaraes and Chadha require continued service through March 1, 2018. Notwithstanding the achievement of any performance target established by the Compensation Committee, the Committee has the discretion to reduce the number of PSUs paid.

Annual Incentive Awards

We provide annual cash incentive opportunities to our NEOs under the PepsiCo, Inc. Executive Incentive Compensation Plan ("**EICP**"). Awards granted under the EICP are designed to drive Company, business unit and individual performance.

Each executive officer's target annual incentive opportunity (expressed as a percentage of base salary) is based on job responsibilities, alignment with internally comparable positions and peer company market data. If financial performance with respect to a specific measure is above or below target, the actual payout will be above or below the target annual incentive opportunity for that measure.

When determining the actual annual incentive award payable to each executive officer, the Compensation Committee considers both business and individual performance. The graphic below illustrates the weighting of performance metrics for each NEO, with the exception of the Chairman and CEO, whose annual cash incentive is determined by the Compensation Committee and the independent members of the Board based on their assessment of the Company's performance and her leadership.



Business Performance Metrics. Our annual incentive plan applies Company-wide performance criteria as well as business-unit performance metrics that executives directly influence to ensure a link between annual performance and actual incentive payments. The performance measures used in the annual incentive program relate to Company-wide performance or business-unit performance depending on the NEO's position and scope of responsibility. The 2014 performance metrics used by the Compensation Committee for each NEO are listed in the table below:

Name	Weighting	Business Performance Growth Metrics						
		Organic Revenue[1]	EPS[2]	Core Net ROIC[3]	Cash Flow[4]	Share of Retail Sales[5]	Net Income[2]	NOPBT[6]
Indra K. Nooyi	100% PepsiCo	●	●	●	●			
Hugh F. Johnston	100% PepsiCo	●			●	●	●	
Albert P. Carey	100% PAB	●			●	●		●
Enderson Guimaraes	100% PepsiCo Europe	●			●	●		●
Sanjeev Chadha	100% PepsiCo AMEA	●			●	●		●

(1) Represents revenue growth adjusted for the items reflected in the reconciliation included in Exhibit A to this Proxy Statement.

(2) Measured on a core constant currency basis, as calculated in accordance with the reconciliation included in Exhibit A to this Proxy Statement.

(3) "Core Net ROIC" represents core net income attributable to PepsiCo plus after-tax core net interest expense, divided by a quarterly average of invested capital less cash, cash equivalents and short-term investments adjusted for the non-core items. See Exhibit A to this Proxy Statement for a reconciliation of core net ROIC growth to reported ROIC growth.

(4) "Cash Flow" represents Free Cash Flow adjusted for the items reflected in the reconciliation included in Exhibit A to this Proxy Statement.

(5) "Share of Retail Sales" represents food and beverage share of retail sales in certain categories and markets in which PepsiCo operates.

(6) "NOPBT" represents net operating profit before taxes, excluding net interest expense and corporate unallocated expenses measured on a core constant currency basis.

Business Results. In determining annual incentive awards for 2014, the Compensation Committee considered actual Company performance against the pre-established performance targets noted in the table below. Our executive officers' performance targets were set at levels necessary to meet or exceed the financial goals PepsiCo communicated to shareholders at the beginning of 2014 to ensure the performance targets are challenging and our executive officers are motivated to deliver on our financial goals.

Performance Measures	Financial Goals	Performance Targets	Actual Results
Organic Revenue Growth	Mid-single digits	4.0%	4.0%
Core Constant Currency Net Income Growth	*	5.9%	6.7%
Core Constant Currency EPS Growth	7%	7%	9.1%
Free Cash Flow Excluding Certain Items	>$7B	$7.8B	$8.3B
Core Net ROIC Improvement	+50bps	+50bps	+110 bps

* PepsiCo does not publicly disclose net income goals.

PepsiCo's business unit performance targets and Share of Retail Sales targets, which were intended to be challenging, are not disclosed because such disclosure would result in competitive harm to PepsiCo. Consistent with financial targets communicated to shareholders, business unit targets for revenue and EPS were set at levels necessary to deliver long-term mid-single-digit organic revenue growth and high-single-digit core constant currency EPS growth.

Individual Performance Metrics. The Compensation Committee evaluates individual performance based on metrics related to an individual's contribution to PepsiCo's strategic business imperatives, such as improving operating efficiencies, driving sustainable innovation, increasing customer satisfaction and managing and developing a diverse and talented workforce. The strategic business imperatives are intended to be challenging. They can be both qualitative and quantitative and vary for each executive officer.

Individual Results. In determining annual incentive awards for 2014, the Compensation Committee considered the following individual accomplishments by NEOs, other than the Chairman and CEO.

- *Mr. Johnston:* During 2014, Mr. Johnston's leadership was critical to PepsiCo's strong financial results. Mr. Johnston remained focused on generating cash flow through more efficient working capital management and continued tight controls over capital spending. This resulted in PepsiCo returning $8.7 billion to shareholders through dividends and share repurchases in 2014, a 36% increase over our 2013 shareholder cash returns.

- *Mr. Carey:* Mr. Carey led PepsiCo Americas Beverages (PAB) to strong performance in 2014. Due in part to Mr. Carey's attention to portfolio innovation, brand investment and execution, the PAB business delivered overall positive organic top-line and core constant currency bottom line results. Under Mr. Carey's leadership, PAB maintained its U.S. value share position in liquid refreshments in measured channels.

- *Mr. Guimaraes:* Mr. Guimaraes' leadership was paramount to PepsiCo Europe's delivery of solid growth in 2014 despite challenging macroeconomic conditions in both developed and emerging markets as well as several markets experiencing political and civil unrest. Even with these significant headwinds, PepsiCo Europe generated full-year gains in organic revenue and core constant currency operating profit.

- *Mr. Chadha:* Mr. Chadha navigated PepsiCo AMEA through political and macro volatility in many parts of the region to deliver solid volume and organic revenue gains. This growth was driven by Mr. Chadha's concentration on innovation and improving brand equity. Under Mr. Chadha's leadership, we opened in conjunction with our partners several new manufacturing facilities, including a Quaker plant in China, a new carbonated soft drink plant in the Philippines and state-of-the art snacks plants in Saudi Arabia and Bangladesh.

Overall Results. The following table summarizes the actual annual incentive awards paid to the NEOs in March 2015. With the exception of the Chairman and CEO, whose annual incentive award is determined by the Compensation Committee based on its assessment of the Company's performance and her leadership, awards are based on 2014 business and individual performance in the context of the target annual incentive opportunity and the potential range of payouts.

Name	Target Annual Incentive (% of Base Salary)	Range of Potential Payouts Based on Business & Individual Results ($000)	Actual Annual Incentive Award ($000)	Actual Annual Incentive as a % of Target Incentive
Indra K. Nooyi	200%	0 – 6,400	5,000	156%
Hugh F. Johnston	150%	0 – 2,334	1,483	122%
Albert P. Carey	150%	0 – 2,477	1,791	139%
Enderson Guimaraes	150%	0 – 2,160	1,148	102%
Sanjeev Chadha	150%	0 – 1,944	962	95%

Base Salary

The Compensation Committee annually reviews NEO salaries, and annual salary increases are not automatic or guaranteed. When considering any adjustments, the Compensation Committee takes into account data for similar positions among our peer group and other Fortune 500 companies, internal pay equity, and the underlying accountabilities and scope of responsibility for each position. The base salaries paid to our NEOs in 2014 are presented in the 2014 Summary Compensation Table on page 59 of this Proxy Statement. The Compensation Committee made the following adjustments to base salaries in 2014 and 2015:

- In connection with Mr. Guimaraes' appointment as EVP, Global Categories and Operations effective January 2015, the Compensation Committee approved an annual salary increase from $750,000 to $800,000.

- The Compensation Committee approved market-based increases to annual base salaries for Mr. Johnston from $800,000 to $900,000 effective July 2014 and for Mr. Chadha from $675,000 to $750,000 effective February 2015.

Retirement Programs

Our NEOs participate in the same retirement programs as other similarly situated employees and receive no enhancements in determining their benefits not available to other employees. The Company's retirement programs are designed to facilitate the retirement of employees who have performed at PepsiCo over the long term. The Company maintains defined benefit pension plans for the majority of U.S. salaried employees hired before January 1, 2011 and defined contribution pension plans for U.S. employees hired in 2011 and later. A separate retirement plan is also maintained for certain employees working outside the U.S. who are unable to participate in their home country retirement plans. The terms of the Company's retirement plans are substantially the same for all participating employees and are described in the narrative to the 2014 Pension Benefits Table beginning on page 66 of this Proxy Statement.

Our NEOs are also eligible for retiree medical coverage on the same terms as other similarly situated employees. PepsiCo does not provide executive officers any special benefit plans such as executive life insurance, and the Company does not provide any enhanced retirement benefit formulas to our NEOs.

Benefits and Perquisites

Benefits. Executive officers receive the same healthcare benefits as other similarly situated employees. U.S.-based medical benefits are the same for all participants in the Company's healthcare program; however, our executive officers are required to pay two times as much as non-executive employees for their coverage. International medical benefits plans vary, but executives typically receive the benefits offered in the relevant broad-based plan.

PepsiCo's global mobility program facilitates the assignment of employees to positions in other countries by minimizing any financial detriment or gain to the employee from the international assignment. In 2014, Mr. Guimaraes participated in the global mobility program while on an international assignment in Geneva, Switzerland as CEO, PepsiCo Europe and

Mr. Chadha participated in the program while on assignment in Dubai, United Arab Emirates as CEO, PepsiCo AMEA. Under the program, Messrs. Guimaraes' and Chadha's compensation packages were linked to the U.S. compensation structure as a result of being considered global talent with continued PepsiCo assignments outside their home countries. Messrs. Guimaraes and Chadha economically paid taxes at a U.S. income tax rate on compensation and received housing and other allowances to reflect the incremental cost of living in their work locations, as compared to the United States.

In addition, executive officers who relocate at PepsiCo's request are supported under the relocation program available to all PepsiCo salaried employees. The program covers relocation expenses, such as household goods shipment, and applicable reimbursement of taxes associated with moving.

Perquisites. Consistent with our pay-for-performance philosophy, we limit executive perquisites to a Company car allowance, an annual physical and limited personal use of Company aircraft and ground transportation.

As an internationally recognized business leader and public figure, Ms. Nooyi is required by the Compensation Committee to use Company aircraft and ground transportation for all travel. This requirement serves to enhance her security and personal safety, and to increase her time available for business purposes. The Compensation Committee reaffirmed this requirement following a detailed independent security study, which was updated in 2013. This independent study identified real and present risks for Ms. Nooyi due to her considerable visibility in multimedia venues as the leader and identifiable face of PepsiCo, one of the largest and most recognized U.S. corporations.

As in prior years, the Compensation Committee reviewed her personal aircraft usage for 2014 and deemed it suitable. The Compensation Committee will continue its ongoing assessment of Ms. Nooyi's perquisites to ensure they remain appropriate. Ms. Nooyi is fully responsible for personal income tax liability associated with her perquisites.

Personal use of Company aircraft is made available to other executive officers on a limited basis. Executives are fully responsible for personal income tax liability associated with personal use of Company ground transportation and Company aircraft. Business Unit CEOs must reimburse PepsiCo for the full variable operating cost of personal flights in excess of a limited number of hours per year as established by the Compensation Committee. Personal use of Company ground transportation and Company aircraft for other executive officers must be approved by the Chairman and CEO on a case-by-case basis.

Change-in-Control Provisions

NEOs are not eligible to receive any cash severance, continued health and welfare benefits, pension service credit, tax gross-ups or any other change-in-control benefits other than change-in-control protections under our shareholder-approved long-term incentive plans.

Our incentive plans provide all employees, NEOs and non-employee directors change-in-control protection for their LTI awards. For outstanding unvested awards, stock options and RSUs vest, and PSUs and PEPunits are paid at target, even if results are above target, if the participant is terminated without cause or resigns for good reason within two years following a change-in-control of PepsiCo (*i.e.*, "double trigger" vesting) or if the acquiring entity fails to assume the awards. We utilize "double trigger" vesting to ensure management talent will be available to assist in the successful integration following a change-in-control and to align with prevailing governance practices.

Executive Deferral

Under the PepsiCo Executive Income Deferral Program, most U.S.-based executives can elect to defer up to 75% of their base salary and up to 100% of their annual cash incentive awards into phantom investment funds on a tax-deferred basis. Executives have the opportunity to invest their deferrals into market-based funds, including the PepsiCo Common Stock Fund. The executive deferral program does not guarantee a rate of return, and none of the funds provide "above market" earnings. PepsiCo does not match any executive's deferrals.

The PepsiCo Executive Income Deferral Program is a non-qualified and unfunded program in which account balances are unsecured and at-risk. This means that the participants' balances may be forfeited in the event of the Company's bankruptcy. The narrative accompanying the 2014 Non-Qualified Deferred Compensation Table beginning on page 68 of this Proxy Statement describes the material features of the executive deferral program.

How We Determine Compensation

Role of the Compensation Committee

The Compensation Committee oversees the design and administration of PepsiCo's executive compensation programs and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends. As part of its processes and procedures for determining executive compensation, the Compensation Committee periodically:

- reviews and approves compensation-related performance goals and other objectives of our Chairman and CEO, and recommends CEO compensation to the independent members of the Board based on performance;

- evaluates and approves executive officer compensation to ensure that a significant portion is performance-based, while creating incentives for above-target performance and consequences for below-target performance;

- reviews and establishes the peer group companies used as a reference to benchmark Company performance and executive officer compensation;

- reviews and approves executive compensation policies, such as share ownership requirements and prohibitions against pledging and hedging of PepsiCo shares;

- references tally sheets, which provide a comprehensive overview of the aggregate value of the compensation and benefits for executive officers, as well as the total value they would receive upon a variety of termination scenarios (such as resignation, retirement, long-term disability, death and change-in-control);

- sets the specific performance targets for incentive awards to govern the compensation paid to our executive officers;

- confirms with the Compensation Committee's independent external advisor that total compensation paid to each executive officer is appropriate based on comparing the Company's financial performance relative to the peer group as measured by financial metrics including shareholder returns and operating performance;

- approves base salary adjustments to the extent they are warranted by changes in market pay data; and

- approves annual and long-term incentive award payouts based on performance achieved relative to the pre-established performance targets.

Role of the Independent External Advisor

The Compensation Committee has engaged Cook as its independent external advisor. The Compensation Committee considers analysis and advice from Cook when making compensation decisions and recommendations for the Chairman and CEO and the executive officers, and when making decisions on plan design. Cook provides recommendations on Chairman and CEO pay directly to the Compensation Committee without consulting the Chairman and CEO or management.

Cook attends the Compensation Committee meetings, and Compensation Committee members have direct access to the advisor without management involvement. The Compensation Committee has the sole authority to hire and terminate the advisor. The advisor sometimes obtains input from management to ensure that the recommendations and advice reinforce PepsiCo's business strategy, principles and values.

The services performed by Cook have been limited to executive and director compensation consulting. Cook is prohibited from undertaking any other work with PepsiCo management or employees, and undertook no such work in 2014.

Role of Management

The Compensation Committee and independent members of the Board of Directors determine the compensation of the Chairman and CEO without management input. The Compensation Committee meets with the Chairman and CEO at the beginning of the year to agree upon her performance objectives for the year. At the end of the year, the Chairman and CEO provides the Compensation Committee with a self-assessment based on her achievement of the agreed-upon objectives and other leadership accomplishments. This self-assessment, in addition to Company performance, is used by the Compensation Committee in determining the Chairman and CEO's compensation.

The Compensation Committee solicits input from the Chairman and CEO to obtain her evaluation of performance and her recommendation in determining pay for other executive officers. No executive officer is present when his or her compensation is discussed by the Compensation Committee or the Board of Directors.

Peer Group

The Compensation Committee utilizes a peer group to evaluate whether executive officer pay levels are aligned with Company performance on a relative basis. The Compensation Committee primarily identifies companies that are of comparable size (based on revenue and market capitalization), maintain strong consumer brands, have an innovative culture, compete with PepsiCo for executive talent and/or possess significant international operations.

The Compensation Committee reaffirmed in 2014 that the current peer group companies used for pay and performance benchmarking continue to meet the above criteria.

PepsiCo 2014 Compensation Peer Group

3M Company

Abbott Laboratories

Anheuser-Busch InBev SA/NV

Apple, Inc.

The Coca-Cola Company

Colgate-Palmolive Company

General Electric Company

General Mills, Inc.

Groupe Danone

Hewlett-Packard Company

International Business Machines Corp.

Johnson & Johnson

Kellogg Company

Kraft Foods Group, Inc.

McDonald's Corporation

Mondelēz International, Inc.

Nestlé S.A.

Nike, Inc.

The Procter & Gamble Company

Unilever PLC

United Parcel Service, Inc.

Wal-Mart Stores, Inc.

The Walt Disney Company



PepsiCo vs. Peer Group

Revenue*

PepsiCo 65th Percentile

Market Capitalization**

PepsiCo 57th Percentile

*Based on the four fiscal quarters ended on or prior to 12/31/14.

** Based on 2014 year-end.

Governance Features of Our Executive Compensation Programs

We believe that PepsiCo's compensation programs should ensure that our executives remain accountable for business results and take responsibility for the assets of the business and its employees. Consistent with this objective, our Board of Directors has incorporated the following governance features into our executive compensation programs:

Risk Mitigation

PepsiCo's executive compensation programs include features intended to discourage employees from taking unnecessary and excessive risks that could threaten the financial health and viability of the Company, including:

- **Balanced Performance Metrics:** The annual cash incentive program utilizes balanced financial metrics consisting of top-line metrics, such as Organic Revenue, bottom-line metrics, such as NOPBT, market-based metrics, such as Share of Retail Sales, which reinforces the importance of growing PepsiCo's share of retail sales in certain categories in which we operate, and metrics designed to enhance capital management such as Cash Flow.

- **Accountability for Prior Business Unit Results:** Half of the annual incentive award for any executive officer who assumes a new leadership position in a different business unit is determined based on the prior business unit's results. This encourages the executive officer to remain accountable for the results of the long-term strategies he or she established in the prior business unit.

- **Emphasis on Long-Term Shareholder Value Creation:** LTI awards are the most significant element of executive officer pay and focus executives on creating long-term shareholder value, measured in terms of absolute share price growth, share price changes relative to the broader equity market, and delivering exceptional long-term operating results.

- **Clawback Provisions:** Under PepsiCo's annual incentive, long-term incentive and executive deferral programs, the Company has the right to cancel and recoup awards and gains from an executive if he or she: (i) violates PepsiCo's Global Code of Conduct; (ii) engages in gross misconduct; (iii) violates applicable non-compete, non-solicitation or confidentiality provisions; or (iv) causes or contributes to the need for an accounting adjustment to the Company's financial results through gross negligence or misconduct.

Stock Ownership Requirements

Under PepsiCo's stock ownership guidelines, executive officers are required to own shares of PepsiCo Common Stock equal to a specified multiple of their annual salary, as set forth below:

CEO	8x annual salary
CFO, Business Unit CEOs & EVP, Global Categories and Operations	4x annual salary
All Other Executive Officers	2x annual salary

Shares of PepsiCo Common Stock or equivalents held by the executive officer (or immediate family members) in the 401(k) plan, in a deferred compensation account, or in a trust for the benefit of immediate family members count towards satisfying the requirement. Unexercised stock options and unvested PSUs, RSUs and PEPunits do not count towards satisfying the requirement.

Executive officers have five years from the date they first become subject to a particular level of stock ownership to meet the ownership requirement. All of our executive officers have met or are on track to meet their ownership requirements within the five-year period. For example, as of March 23, 2015, PepsiCo's CEO held shares and share equivalents of PepsiCo Common Stock equal in value to 23 times her annual salary.

Executive officers who terminate or retire from PepsiCo are required to continue to hold 100% of the shares needed to meet the applicable level of stock ownership until at least six months after termination or retirement and to continue to hold at least 50% of the shares needed to meet the applicable level of stock ownership until at least twelve months after termination or retirement.

Share Retention Policy

To ensure that our executive officers exhibit a strong commitment to PepsiCo share ownership, the Board of Directors adopted a Share Retention Policy in 2002. This policy limits the proceeds that an executive officer may receive in cash upon exercise of stock options during each calendar year to 20% of the aggregate value of all of the executive officer's in-the-money vested stock options. Any proceeds in excess of this 20% limit must be held in shares of PepsiCo Common Stock for at least one year after the date of exercise. In 2012, the Compensation Committee introduced an additional requirement that executive officers hold at least 50% of the shares, net of applicable tax withholding, received upon the vesting and payout of PEPunits in furtherance of PepsiCo's stock ownership guidelines.

Executive officers who maintain the required level of stock ownership are exempt from the share retention requirements.

No Employment Contracts

None of our NEOs has an employment contract or separation agreement. Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Compensation Committee or Board of Directors may agree to provide separation payments to departing executives upon their termination to obtain extended non-compete, non-solicitation and non-disclosure agreements and a release of claims.

Prohibition on Hedging and Pledging

Our insider trading policy prohibits employees, including executive officers, from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo Common Stock. In addition, employees, including executive officers, may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Limited Trading Windows

Executive officers can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

Responsible Equity Grant Practices

PepsiCo's equity grant practices ensure all grants are made on fixed grant dates and at exercise prices or grant prices equal to the "Fair Market Value" of PepsiCo Common Stock on such dates.

- Stock option, PSU and RSU grants are awarded under our shareholder-approved LTI plan at "Fair Market Value," defined as the average of the high and low stock prices rounded up to the nearest quarter on the date of grant. Further, PEPunit payouts are determined based on the average share price for the 90 days prior to the grant and vesting date. These formulas mitigate the impact of our stock price's intra-day volatility when setting the grant price of equity awards.

- PepsiCo does not backdate, reprice or grant stock options awards retroactively. Our shareholder-approved LTI plan prohibits repricing of awards or exchanges of underwater options for cash or other securities without shareholder approval.

- Under our shareholder-approved LTI plan, stock options, RSUs, PEPunits and LTC Awards generally require a three-year minimum vesting period.

- PepsiCo is responsible in the use of shares under our LTI program with share utilization below our peer group median.

Tax Considerations

In establishing total compensation for the executive officers, the Compensation Committee considers the effect of Section 162(m) of the Internal Revenue Code. Section 162(m) generally disallows a tax deduction for compensation over $1 million paid for any fiscal year to the Chief Executive Officer and the three other highest paid executive officers other than the Chief Financial Officer unless the compensation qualifies as performance-based. While the Compensation Committee generally seeks to preserve the deductibility of most compensation paid to executive officers, the primary objective of the compensation program is to support the Company's business strategy. Thus, the Compensation Committee believes it should have flexibility in awarding compensation, even though some compensation awards may result in non-deductible compensation expenses.

Both PEPunits and LTC Awards are granted under the shareholder-approved LTI plan and are intended to qualify as performance-based compensation deductible under Section 162(m). However, there can be no guarantee that the awards will be treated as qualified performance-based compensation under Section 162(m). The Compensation Committee has authority to decrease, but not increase, the award payable based on satisfaction of the objective pre-established business performance metrics. The Compensation Committee set the maximum 2012 PEPunit and LTC Award payouts for all executive officers based on a scale that ranged from no award for a 2012-2014 core constant currency Net Income of less than $5 billion to a 2012 PEPunit payout of 187.5% of target and a 2012 LTC Award of 150% of target for core constant currency Net Income of $10 billion. Based on PepsiCo's 2012-2014 core constant currency Net Income of $20.8 billion, the maximum 2012 PEPunit payout and LTC Award payout for each executive officer was 187.5% and 150% of target, respectively.

Annual incentive awards are paid based on achievement of performance measures under the shareholder-approved EICP. Because the annual incentive awards are intended to be deductible as performance-based compensation under Section 162(m), the Compensation Committee set the maximum 2014 annual incentive award for all executive officers based on a scale that ranged from no award ($0) for core constant currency Net Income of $0 to a $9 million award opportunity for core constant currency Net Income of $7.2 billion. Based on PepsiCo's 2014 core constant currency Net Income of $7.3 billion, the maximum 2014 award for each executive officer was $9 million. The Compensation Committee then exercised its negative discretion in determining actual incentive awards based on business and individual performance measures as described above.

2014 Summary Compensation Table

The following table summarizes the compensation of the NEOs for the fiscal year ended December 27, 2014 in accordance with SEC rules. We encourage you to also review page 44 for a description of how Chairman and CEO compensation is viewed by PepsiCo's Board of Directors.

Name and Principal Position[1]	Year	Salary ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)			Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
				Subtotal for Annual Payouts ($)[4]	Subtotal for Long-Term Payouts ($)[5]	Total for Annual and Long-Term Payouts ($)[6]			
Indra K. Nooyi									
Chairman of the Board and Chief Executive Officer	2014	**1,600,000**	**5,497,767**	5,000,000	6,835,000	**11,835,000**	3,397,742	155,065	**22,485,574**[5]
	2013	**1,600,000**	**7,458,225**	4,000,000	—	**4,000,000**	1,089,072	133,580	**14,280,877**
	2012	**1,600,000**	**7,527,736**	3,300,000	—	**3,300,000**	1,631,919	149,379	**14,209,034**
Hugh F. Johnston									
EVP and Chief Financial Officer, PepsiCo	2014	**845,000**	**1,612,303**	1,483,300	1,667,740	**3,151,040**	1,567,834	25,350	**7,201,527**
	2013	**800,000**	**7,088,257**	1,422,400	—	**1,422,400**	461,272	25,350	**9,797,279**
	2012	**792,308**	**1,836,793**	1,241,210	—	**1,241,210**	782,746	27,596	**4,680,653**
Albert P. Carey									
Chief Executive Officer, PepsiCo Americas Beverages	2014	**860,000**	**3,580,567**	1,790,500	1,421,680	**3,212,180**	—	59,402	**7,712,149**
Enderson Guimaraes									
EVP, Global Categories and Operations	2014	**746,154**	**4,217,998**	1,147,500	786,025	**1,933,525**	—	505,101	**7,402,778**
Sanjeev Chadha									
Chief Executive Officer, PepsiCo AMEA	2014	**675,000**	**4,217,998**	961,900	—	**961,900**	832,560	152,083	**6,839,541**

(1) Messrs. Carey, Guimaraes and Chadha were not NEOs for 2012 or 2013, and as a result only their 2014 compensation information is included. Effective January 5, 2015, Mr. Guimaraes began his new role as EVP, Global Categories and Operations. This table summarizes his 2014 compensation while serving as CEO, PepsiCo Europe.

(2) The salary amounts reflect the actual base salary payments made to the NEOs.

(3) The amounts reported for stock awards represent the aggregate grant date fair value of awards calculated in accordance with the accounting guidance on share-based payments. The amounts reported in this column assume target-level performance for the annual PEPunit awards and special PSU awards. If PepsiCo were to exceed its performance targets, grant recipients may earn up to 175% of the target number of PEPunits granted and 125% of the target number of PSUs granted, respectively. The following tables reflect the grant date fair value of the PEPunit awards and special PSU awards at below-threshold, target and maximum performance earn-out levels:

Name	Value of 2014 PEPunit Awards ($)		
	Below Threshold	At Target Level	At Maximum 175% Level
Indra K. Nooyi	0	5,497,767	9,621,105
Hugh F. Johnston	0	1,612,303	2,821,556
Albert P. Carey	0	1,580,583	2,766,008
Enderson Guimaraes	0	1,217,954	2,131,407
Sanjeev Chadha	0	1,217,954	2,131,407

Name	Value of 2014 Special PSU Awards ($)		
	Below Threshold	At Target Level	At Maximum 125% Level
Albert P. Carey	0	1,999,984	2,499,955
Enderson Guimaraes	0	3,000,044	3,750,055
Sanjeev Chadha	0	3,000,044	3,750,055

For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PEPunits and PSUs, please see Note 6 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the applicable fiscal year.

(4) As described in the "Annual Incentive Awards" section of the Compensation Discussion and Analysis on pages 51-53 of this Proxy Statement, the amounts reported reflect compensation earned for performance under the annual incentive compensation program for that year, paid in March of the subsequent year.

(5) As described in the "Long-Term Incentive Awards" section of the Compensation Discussion and Analysis on pages 48-49 of this Proxy Statement, the Long-Term Payout amounts reported reflect compensation earned for performance over a three-year (2012-2014) period under the LTC Award to be paid in April 2015. Due to the transition to our new compensation design implemented in 2012, the first time inclusion of the 2012 LTC Award in the Summary Compensation Table represents the most significant portion of the increase in Ms. Nooyi's 2014 total compensation compared to 2013.

(6) Represents the total of the Annual Payouts and Long-Term Payouts of Non-Equity Incentive Plan compensation.

(7) The amounts reported reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the defined benefit pension plans in which they participate. The change in pension value reflects changes in age, service and earnings during 2014, and the effect of a change in the discount rate from 5.0% on December 28, 2013 to 4.2% on December 27, 2014 used to determine the present value. For Mr. Carey, the actual change in his pension value is a negative amount ($430,115), primarily due to the fact that he is above the age at which he is entitled to unreduced benefits from his participating plans. Mr. Guimaraes was hired after January 1, 2011 and therefore he is not eligible to participate in any defined benefit pension plan maintained by the Company (see Note C below). During 2014, 2013 and 2012, PepsiCo did not pay above-market or preferential rates on any non-qualified deferred compensation.

(8) The following table provides the details for the amounts reported for 2014 for each NEO:

Name	Personal Use of Company Aircraft[B] ($)	Personal Use of Ground Transportation[B] ($)	Car Allowance ($)	Company Contributions to Defined Contribution Plans[C] ($)	Global Mobility[D] ($)	Tax Reimbursement[E] ($)	Total All Other Compensation ($)
Indra K. Nooyi	118,884	36,181	—	—	—	—	155,065
Hugh F. Johnston	—	—	25,350	—	—	—	25,350
Albert P. Carey	34,052	—	25,350	—	—	—	59,402
Enderson Guimaraes[A]	—	—	41,564	148,304	315,233	—	505,101
Sanjeev Chadha[A]	—	—	29,942	—	122,141	—	152,083

(A) Mr. Guimaraes' car allowance, Global Mobility Program benefits and tax reimbursements were paid in Swiss Francs and converted into U.S. dollars based on an average daily exchange rate of 1.00 CHF = 1.094 USD for 2014. Mr. Chadha's car allowance, Global Mobility Program benefits and tax reimbursements were paid in U.A.E. Dirham and converted into U.S. dollars based on an average daily exchange rate of 1.00 AED = 0.272 USD for 2014.

(B) Personal use of Company aircraft and ground transportation is valued based on the aggregate incremental cost to the Company. The aggregate incremental cost is calculated based on the variable operating costs that were incurred as a result of personal use of the aircraft (such as fuel, maintenance, landing fees, crew expenses, catering and en-route charges) or ground transportation (such as fuel and the driver's compensation). Infrequently, an executive's spouse or other family member may fly on the Company aircraft as an additional passenger. There is no incremental cost associated with such usage. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company aircraft and ground transportation.

(C) Amounts reported for Mr. Guimaraes reflect PepsiCo International Retirement Plan-Defined Contribution Program (**"PIRP-DC"**) contributions, a nonqualified, non-elective defined contribution deferred compensation plan that provides a company contribution equal to a percentage of pay based on age and years of service. Mr. Guimaraes is eligible for these benefits because he was hired by the Company after January 1, 2011 and is accordingly not eligible to accrue benefits under any defined benefit pension plan maintained by the Company.

(D) For Messrs. Guimaraes and Chadha, the amount reported reflects the expense for benefits provided pursuant to PepsiCo's Global Mobility Program as a result of their international assignments in Geneva, Switzerland and Dubai, United Arab Emirates, respectively. These benefits include housing, cost-of-living and home-leave allowances, tax preparation services and household goods storage. The Global Mobility Program facilitates the assignment of employees to positions outside their home country by minimizing any financial detriment to the employee from the international assignment.

(E) For Messrs. Guimaraes and Chadha, the amount reported reflects the total net amount of tax equalization designed to cover taxes on their compensation in excess of the taxes they would have incurred in the United States. The total net tax equalization amount is a negative amount and therefore it is disclosed as zero.

2014 Grants of Plan-Based Awards

The following table summarizes grants of PEPunits, PSUs, LTC Awards and annual cash incentive opportunities provided to NEOs in 2014. PEPunit and LTC Awards granted in 2014 recognized 2013 performance. The material terms of PepsiCo's annual and long-term incentive programs are described in the Compensation Discussion and Analysis beginning on page 41 of this Proxy Statement.

| Grant Date[1] | Grant Type | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | Grant Date Fair Value of Stock and Option Awards[7] ($) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Indra K. Nooyi								
—	Annual Bonus[2]	0	3,200,000	6,400,000	—	—	—	—
3/1/2014	Long-Term Cash[3]	0	5,200,000	9,100,000	—	—	—	—
3/1/2014	Annual PEPunits[4]	—	—	—	0	108,673	190,178	5,497,767
Hugh F. Johnston								
—	Annual Bonus[2]	0	1,215,833	2,334,400	—	—	—	—
3/1/2014	Long-Term Cash[3]	0	1,525,000	2,668,750	—	—	—	—
3/1/2014	Annual PEPunits[4]	—	—	—	0	31,870	55,773	1,612,303
Albert P. Carey								
—	Annual Bonus[2]	0	1,290,000	2,476,800	—	—	—	—
3/1/2014	Long-Term Cash[3]	0	1,495,000	2,616,250	—	—	—	—
3/1/2014	Annual PEPunits[4]	—	—	—	0	31,243	54,675	1,580,583
11/21/2014	Special PSUs[5]	—	—	—	0	20,253	25,316	1,999,984
Enderson Guimaraes								
—	Annual Bonus[2]	0	1,125,000	2,160,000	—	—	—	—
3/1/2014	Long-Term Cash[3]	0	1,152,000	2,016,000	—	—	—	—
3/1/2014	Annual PEPunits[4]	—	—	—	0	24,075	42,131	1,217,954
11/21/2014	Special PSUs[6]	—	—	—	0	31,480	39,350	3,000,044
Sanjeev Chadha								
—	Annual Bonus[2]	0	1,012,500	1,944,000	—	—	—	—
3/1/2014	Long-Term Cash[3]	0	1,152,000	2,016,000	—	—	—	—
3/1/2014	Annual PEPunits[4]	—	—	—	0	24,075	42,131	1,217,954
11/21/2014	Special PSUs[6]	—	—	—	0	31,480	39,350	3,000,044

(1) Consistent with prior years, 2014 PEPunit and LTC Awards were approved by the Compensation Committee at its regularly scheduled meeting in February. The approval date for the awards was February 6, 2014 and the grant date was March 1, 2014.

(2) The amounts reported reflect the potential range of 2014 annual cash incentive awards under the shareholder-approved EICP, as described under "Annual Incentive Awards" in the Compensation Discussion and Analysis beginning on page 51 of this Proxy Statement.

(3) The amounts reported reflect the potential range of 2014 LTC Award payouts under the shareholder-approved PepsiCo, Inc. 2007 Long-Term Incentive Plan, as described under "How Our Long-Term Cash Awards Work" in the Compensation Discussion and Analysis on page 49 of this Proxy Statement. The actual cash award earned is determined based on the level of achievement attained with respect to the pre-established performance targets over the three-year performance period and will be paid out on the third anniversary of the grant date.

(4) The actual number of shares of PepsiCo Common Stock that are earned for the annual 2014 PEPunits is determined based on the level of achievement attained with respect to absolute stock price performance and relative TSR consistent with the pre-established payout scale determined for the three-year performance period. If PepsiCo performs below the pre-established performance targets, the number of PEPunits earned will be reduced below the target number. The amounts reported in the "target" column reflect the number of PEPunits that may be paid out if the performance targets are achieved at 100%, and the amounts reported in the "maximum" column reflect the maximum number of PEPunits that will be paid out if the performance targets are exceeded.

The PEPunits earned by NEOs will vest and be paid out in shares of PepsiCo Common Stock on the third anniversary of the grant date subject to pro-rata vesting upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and full vesting upon retirement at age 62 and older with at least 10 years of service, in each case subject to achievement of the applicable performance targets over the full three-year performance period. As of 2014 fiscal year-end, Ms. Nooyi is eligible for pro-rata vesting and Mr. Carey is eligible for full vesting. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of the 2014 PEPunit awards.

For additional information regarding these awards, please see "How Our PEPunits Work" in the Compensation Discussion and Analysis on page 48 of this Proxy Statement.

(5) The amount reported reflects a special PSU award. The award is scheduled to vest on March 1, 2017 and is earned based on the achievement of pre-established performance targets measuring total North America revenue and operating profit performance objectives over a three-year (2015-2017) performance period in order to sustain PepsiCo's successful "Better Together" strategy. Payout of the award is also contingent on achieving specific talent development objectives intended to set up our North America business for long-term success.

(6) The amount reported reflects a special PSU award. The award is scheduled to vest on March 1, 2018, subject to PepsiCo's TSR performance relative to the S&P 500 consistent with the pre-established payout scale determined for a three-year period, and subject to continued employment through the vesting date.

(7) The amounts reported represent the aggregate grant date fair value of all PEPunits and PSUs granted to NEOs in 2014 calculated in accordance with the accounting guidance on share-based payments, assuming target performance is achieved. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PEPunits and PSUs reported, please see Note 6 to the Company's consolidated financial statements in the Company's 2014 Annual Report on Form 10-K for the fiscal year ended December 27, 2014.

2014 Outstanding Equity Awards at Fiscal Year-End

The following table lists all outstanding stock options and PEPunit, PSU, and RSU awards as of December 27, 2014 for the NEOs. The material terms and conditions of the equity awards reported in this table are described in the "Long-Term Incentive Awards" section of the Compensation Discussion and Analysis beginning on page 48 of this Proxy Statement. No stock options, PEPunits, PSUs or RSUs granted to an NEO have been transferred to any other person, trust or entity.

Option Awards[1]						Stock Awards[1][2]							
Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Grant Date	Option Vesting Date	Option Expiration Date	Number of Shares of Units of Stock that Have Not Vested (#)	Grant Date	Vesting Date	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[3] (#)	Grant Date	Vesting Date	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Indra K. Nooyi													
392,157	—	63.75	3/1/2011	3/1/2014	2/28/2021	—	—	—	—	108,673	3/1/2014	3/1/2017	10,546,715
360,902	—	66.50	4/12/2010	4/12/2013	4/11/2020	—	—	—	—	108,911	3/1/2013	3/1/2016	10,569,813
452,830	—	53.00	2/6/2009	2/1/2012	1/31/2019	—	—	—	—	116,691	4/2/2012	4/2/2015	11,324,862
374,899	—	68.75	2/1/2008	2/1/2011	1/31/2018	—	—	—	—	—	—	—	—
304,220	—	65.00	2/2/2007	2/1/2010	1/31/2017	—	—	—	—	—	—	—	—
375,000	—	45.51	7/26/2001	7/26/2011	7/25/2016	—	—	—	—	—	—	—	—
72,705	—	57.50	2/3/2006	2/1/2009	1/31/2016	—	—	—	—	—	—	—	—
Hugh F. Johnston													
70,275	—	63.75	3/1/2011	3/1/2014	2/28/2021	—	—	—	—	31,870	3/1/2014	3/1/2017	3,092,984
43,856	—	66.50	4/12/2010	4/12/2013	4/11/2020	—	—	—	—	57,803[4]	7/19/2013	7/19/2018	5,609,781
46,561	—	53.00	2/6/2009	2/1/2012	1/31/2019	—	—	—	—	30,495	3/1/2013	3/1/2016	2,959,540
49,052	—	68.75	2/1/2008	2/1/2011	1/31/2018	—	—	—	—	28,473	4/2/2012	4/2/2015	2,763,305
45,025	—	65.00	2/2/2007	2/1/2010	1/31/2017	—	—	—	—	—	—	—	—
360	—	57.50	2/3/2006	2/1/2009	1/31/2016	—	—	—	—	—	—	—	—
Albert P. Carey													
44,863	—	63.75	3/1/2011	3/1/2014	2/28/2021	—	—	—	—	20,253[5]	11/21/2014	3/1/2017	1,965,554
50,827	—	66.5	4/12/2010	4/12/2013	4/11/2020	—	—	—	—	31,243	3/1/2014	3/1/2017	3,032,133
68,679	—	53	2/6/2009	2/1/2012	1/31/2019	—	—	—	—	28,317	3/1/2013	3/1/2016	2,748,165
49,241	—	68.75	2/1/2008	2/1/2011	1/31/2018	—	—	—	—	24,272	4/2/2012	4/2/2015	2,355,598
52,083	—	65	2/2/2007	2/1/2010	1/31/2017	—	—	—	—	—	—	—	—
44,757	—	57.5	2/3/2006	2/1/2009	1/31/2016	—	—	—	—	—	—	—	—
Enderson Guimaraes													
19,455	—	64.25	11/17/2011	3/1/2014[6]	2/28/2021	—	—	—	—	31,480[7]	11/21/2014	3/1/2018	3,055,134
—	—	—	—	—	—	—	—	—	—	24,075	3/1/2014	3/1/2017	2,336,479
—	—	—	—	—	—	—	—	—	—	20,911	3/1/2013	3/1/2016	2,029,413
—	—	—	—	—	—	—	—	—	—	13,420	4/2/2012	4/2/2015	1,302,411
Sanjeev Chadha													
—	—	—	—	—	—	9,109	3/1/2013	3/1/2016	884,028	31,480[7]	11/21/2014	3/1/2018	3,055,134
—	—	—	—	—	—	9,474	4/2/2012	4/2/2015	919,452	24,075	3/1/2014	3/1/2017	2,336,479
—	—	—	—	—	—	—	—	—	—	3,036	3/1/2013	3/1/2016	294,644
—	—	—	—	—	—	—	—	—	—	3,158	4/2/2012	4/2/2015	306,484

(1) With the exception of the awards discussed in footnotes (4), (5), (6) and (7) below, each of the unvested stock option, RSU, PEPunit and PSU awards listed in the table vests three years after the grant date, subject to continued service with PepsiCo through the vesting date and, in the case of PEPunits and PSUs, achievement of applicable performance targets. Each of the awards that are not special awards will vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and will vest in full upon retirement at age 62 or older with at least 10 years of service, subject to achievement of applicable performance targets.

(2) The market value of unvested PEPunits, PSUs and RSUs reflected in the table has been calculated by multiplying the number of unvested PEPunits, PSUs and RSUs by $97.05, PepsiCo's closing stock price on December 26, 2014, the last trading day of the 2014 fiscal year.

(3) The reported awards reflect grants of PEPunits and PSUs that will vest and be earned based on the achievement of financial performance targets during a three-year performance period for the 2014, 2013 and 2012 PEPunit and PSU awards, and require the NEO to continue to provide service to PepsiCo through the end of a three-year vesting period. Awards vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and vest in full upon retirement at age 62 or older with at least 10 years of service, subject, in each case, to achievement of applicable performance targets. As of 2014 fiscal year-end, Ms. Nooyi is eligible for pro-rata vesting and Mr. Carey is eligible for full vesting. For the 2014, 2013 and 2012 awards, the number displayed in this column reflects the target number of PEPunits and PSUs awarded. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of these awards.

(4) The reported award reflects a special PSU award granted to Mr. Johnston. This award is scheduled to vest on July 19, 2018, subject to the achievement of pre-established performance targets over a three-year performance period, and subject to continued employment through the vesting date. Mr. Johnston may receive 0% to 125% of the PSUs granted depending on the performance level achieved.

(5) The reported award reflects a special PSU award granted to Mr. Carey. This award is scheduled to vest on March 1, 2017, subject to continued employment through the vesting date, and subject to the achievement of pre-established performance targets and talent development objectives over a three-year performance period. Mr. Carey may receive 0% to 125% of the PSUs granted depending on the performance level achieved.

(6) The reported award reflects Mr. Guimaraes' pro-rated annual award granted after his start date in October 2011 with vesting consistent with the 2011 annual award on March 1, 2014.

(7) The reported awards reflect special PSU awards granted to Messrs. Guimaraes and Chadha. These awards are scheduled to vest on March 1, 2018, subject to the achievement of pre-established performance targets over a three-year performance period, and subject to continued employment through the vesting date. Messrs. Guimaraes and Chadha may receive 0% to 125% of the PSUs granted depending on the performance level achieved.

2014 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[3]
Indra K. Nooyi	77,777	2,959,304	61,274	4,878,942
Hugh F. Johnston	385	15,296	10,981	874,362
Albert P. Carey	46,065	1,740,367	7,010	558,171
Enderson Guimaraes	—	—	10,822	1,002,361
Sanjeev Chadha	—	—	9,951	792,348

(1) All stock option exercises during 2014 were executed in a manner consistent with PepsiCo's Exercise and Hold Policy, which is described in the "Governance Features of Our Executive Compensation Programs" section of the Compensation Discussion and Analysis beginning on page 56 of this Proxy Statement.

(2) The following table lists PSU and RSU awards that vested in 2014 for the NEOs. The last column includes dividend equivalent amounts earned as a result of the PSUs and RSUs that vested in 2014 and were paid out in cash, and are not included in the table above. The PSUs vested on March 1, 2014 based upon the level of achievement attained with respect to the pre-established core constant currency EPS growth and core constant currency International Net Revenue growth as a multiple of core constant currency North America Net Revenue growth targets for the two-year performance period.

Name	Type	Grant Date	Payout Date	Number of Shares Granted (#)	Shares Acquired on Vesting (#)	Realized on Vesting ($)	Dividend Equivalents Paid ($)
Indra K. Nooyi	PSU	3/1/2011	3/1/2014	98,039	61,274	4,878,942	391,696
Hugh F. Johnston	PSU	3/1/2011	3/1/2014	17,569	10,981	874,362	70,194
Albert P. Carey	PSU	3/1/2011	3/1/2014	11,216	7,010	558,171	44,811
Enderson Guimaraes	PSU	11/17/2011	3/1/2014	4,864	3,040	242,060	14,843
Enderson Guimaraes	RSU[A]	11/17/2011	11/17/2014	7,782	7,782	760,301	52,606
Sanjeev Chadha	PSU	3/1/2011	3/1/2014	2,745	1,716	136,637	10,967
Sanjeev Chadha	RSU	3/1/2011	3/1/2014	8,235	8,235	655,712	52,642

(A) The amount reported reflects a new hire RSU award which vests in three equal installments on each of the first, second and third anniversary of the grant date.

(3) The value realized on exercise of stock options is equal to the amount per share at which the NEO sold shares acquired on exercise (all of which occurred on the date of exercise) minus the exercise price of the stock options times the number of shares acquired on exercise of the options. The value realized on vesting of stock awards is equal to the average of the high and low market prices of PepsiCo Common Stock on the date of vesting times the number of shares acquired upon vesting. The number of shares and value realized on vesting includes shares that were withheld at the time of vesting to satisfy tax withholding requirements.

2014 Pension Benefits

PepsiCo Salaried Employees Retirement Plan

The PepsiCo Salaried Employees Retirement Plan (the "**Salaried Plan**"), which is a qualified defined benefit pension plan under the Internal Revenue Code, provides retirement benefits to eligible U.S. salaried employees of the Company hired prior to January 1, 2011. Ms. Nooyi and Messrs. Johnston and Carey participate in the Salaried Plan. Benefits for the NEOs who participate in the Salaried Plan are determined using the same formula as for other eligible employees. NEOs receive no additional years of credited service or other enhancements in determining their benefits that are not available to other employees in the Salaried Plan.

Normal retirement benefits under the Salaried Plan are payable at age 65 with five years of service. Unreduced early retirement benefits are payable as early as age 62 with 10 years of service. Reduced early retirement benefits are payable at age 55 with 10 years of service and are determined by reducing the normal retirement benefit by 4% for each year prior to age 62. Currently, Ms. Nooyi and Mr. Carey have met the eligibility requirements for early retirement.

Upon retirement, pension plan benefits are payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, or a 10-year certain annuity or a combination of a partial lump sum and an annuity. The single life annuity beginning at an NEO's normal retirement date is determined by the following basic formula:

- 3% for each year of service up to 10 years, plus 1% for each year of service in excess of 10, multiplied by the executive's highest consecutive five-year average monthly earnings;

- reduced by 0.43% of the executive's highest consecutive five-year average monthly earnings up to his or her monthly Social Security covered compensation, multiplied by the executive's years of service up to 35.

Pensionable earnings include base salary and annual incentive compensation. Other bonus awards, stock options, PEPunits, PSUs, RSUs and LTC Awards are not considered when determining pension benefits.

All Salaried Plan participants, including NEOs, who become disabled after 10 years of service and remain disabled until retirement, receive service credit under the Salaried Plan for their period of disability. All Salaried Plan participants, including NEOs, are entitled to the following benefits if they die before payments are scheduled to begin:

- The spouse of an employee who is retirement-eligible is entitled to a pension equal to the survivor benefit under the 50% joint and survivor annuity option.

- The surviving spouse or estate of an active employee who is retirement-eligible is also entitled to a one-time payment equal to the lump sum benefit accrued at death, offset by the lump sum value of any surviving spouse's pension that might be payable. This special death benefit is paid by the Company; it is not an accrued benefit payable from the Salaried Plan.

A participant with five or more years of service who terminates employment prior to attaining age 55 and completing 10 years of service is entitled to a deferred vested pension benefit. The deferred vested benefit is equal to the basic formula amount calculated using the potential years of credited service had the participant remained employed to age 65 pro-rated by a fraction, the numerator of which is the participant's credited years of service at termination of employment and the denominator of which is the participant's potential years of credited service had the participant remained employed to age 65. Deferred vested benefits are payable commencing at age 65. However, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period.

Pension Equalization Plan

The Pension Equalization Plan ("**PEP**") is an unfunded, non-qualified defined benefit pension plan that restores benefits that may not be paid from the Salaried Plan due to limitations imposed by the Internal Revenue Code on qualified plan compensation or benefits. PEP benefits are payable to any eligible Salaried Plan participant whose Salaried Plan benefits are affected by these limits. The PEP benefit is equal to the Salaried Plan benefit (as determined without regard to the Internal Revenue Code's limitations on compensation and benefits) less the actual benefit payable under the Salaried Plan. Generally, for benefits accrued and vested on or before December 31, 2004, a participant's PEP benefit is payable under the same terms and conditions as the Salaried Plan. The benefits accrued and vested under the PEP after December 31, 2004 are paid in the form of a single lump sum distribution upon retirement. Deferred vested benefits accrued or vested under the PEP after December 31, 2004 are automatically paid in the form of an annuity at the later of age 55 or termination of employment. Distributions to specified employees are subject to a six-month delay under Section 409A of the Internal Revenue Code.

PepsiCo International Retirement Plan-Defined Benefit Program

Mr. Chadha participates in the PepsiCo International Retirement Plan-Defined Benefit Program ("**PIRP-DB**"), a separate international non-qualified defined benefit pension plan. The PIRP-DB generally covers non-U.S. citizens who are on their second assignment outside their home country and are designated for participation by PepsiCo. The pension benefit provided under the PIRP-DB is substantially the same as the basic formula under the Salaried Plan and the PEP, without the Social Security offset. The PIRP-DB benefit is reduced by any pension or termination benefits paid to a participant by the Company including benefits paid under any other Company-provided retirement plan or pursuant to any government mandated retirement and/or statutory indemnity. In general, the PIRP-DB was closed to new participants as of January 1, 2011.

Normal retirement benefits under the PIRP-DB are payable at age 65 with 5 years of service. Unreduced early retirement benefits are payable as early as age 62 with 10 years of service. Reduced early retirement benefits are payable at age 55 with 10 years of service and are determined by reducing the normal retirement benefit by 4% for each year prior to age 62. Currently, Mr. Chadha has met the eligibility requirements for early retirement.

The Present Value of Accumulated Benefit reported in the 2014 Pension Benefits Table represents the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the plan's measurement date of December 27, 2014. Mr. Guimaraes is not included in the table below because he is not eligible to participate in any defined benefit pension plan maintained by the Company.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Indra K. Nooyi	PepsiCo Salaried Employees Retirement Plan	20.8	937,708	0
	PepsiCo Pension Equalization Plan		18,121,739	0
Hugh F. Johnston	PepsiCo Salaried Employees Retirement Plan	24.8	750,726	0
	PepsiCo Pension Equalization Plan		5,139,497	0
Albert P. Carey	PepsiCo Salaried Employees Retirement Plan	33.6	1,532,067	0
	PepsiCo Pension Equalization Plan		11,395,215	0
Sanjeev Chadha	PepsiCo International Retirement Plan	25.1	3,064,086	0

(1) These amounts have been calculated using actuarial methods and assumptions shown below in the fiscal year-end valuation under the guidance on employers' accounting for pensions with the assumption, required by SEC disclosure rules, that each NEO remains in service until retirement at the earliest date when unreduced retirement benefits would be available (*i.e.*, age 62 or older):

- Discount rate of 4.2%; and
- Benefits will be converted to lump sums based on interest rates that grade up to 6% at retirement.

2014 Non-Qualified Deferred Compensation

Executive Income Deferral Program

The Executive Income Deferral Program is a non-qualified and unfunded program. This means that PepsiCo does not set aside funds for the program in a trust or otherwise, and that a participant's balances are at all times subject to the claims of the Company's general creditors. Eligible executives may elect to defer up to 75% of their base salary and 100% of their annual cash incentive compensation. At the time of election to defer, executives are required to choose to receive future payments on either a specific date or upon separation from service. Executives earn a return based on investments in the phantom funds selected by the executives (listed in footnote (4) below) from a list of phantom funds made available by the Company. The Company does not provide a matching contribution on any deferrals or guarantee a return.

Payouts from the program are made in cash and may be received as a lump sum or in installments (quarterly, semi-annually or annually) over a period up to 20 years. Notwithstanding a participant's payment election, deferrals made after 2000 are paid in a lump sum at the time of separation from service in cases in which separation (other than retirement) occurs prior to the elected payment date. Payments of deferrals made after 2004 to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation. Executives have one opportunity to voluntarily delay their original payment date, provided payment of amounts subject to Section 409A of the Internal Revenue Code is delayed for at least five years and the election to defer is made at least 12 months prior to the date the payment was originally scheduled to be made. For additional detail on PepsiCo's Executive Income Deferral Program, refer to the "Executive Deferral" section of the Compensation Discussion and Analysis on page 54 of this Proxy Statement.

Supplemental Savings Program

The PepsiCo Automatic Retirement Contribution Equalization Plan (the "**ARC-E**") is a non-qualified, non-elective defined contribution deferred compensation plan sponsored by PepsiCo to provide benefits to employees whose participation in the Automatic Retirement Contribution ("**ARC**") portion of the PepsiCo Savings Plan is limited due to Internal Revenue Code limitations on qualified plan compensation and benefits. The Company credits a notional amount equal to between 2% and 9% of eligible pay based on age and years of service, subject to a limit on the aggregate annual ARC and ARC-E contributions equal to the Internal Revenue Code section 401(a)(17) limit. Only U.S. salaried employees who are not eligible to accrue defined benefit pension benefits are eligible for the ARC under the PepsiCo Savings Plan or the ARC-E. Mr. Guimaraes has an ARC-E balance due to his period of employment in the U.S. prior to 2014 and resumed active participation upon his return to the U.S. in January 2015. Other than Mr. Guimaraes, the NEOs are each eligible to accrue defined benefit pension benefits and, therefore, are not eligible for the ARC or the ARC-E.

Each participant's account, including hypothetical earnings, is vested after the participant has three years of service, but continues to be subject to forfeiture in the event of misconduct, as defined in the ARC-E for up to two years following separation from service. The ARC-E is unfunded and payments to participants are at all times subject to the claims of the Company's general creditors.

Participants select phantom investment options from those available under the ARC-E, which are a subset of the funds available under the PepsiCo Savings Plan, and amounts credited to participants' accounts are subject to investment gains and losses. A participant's vested account balance is paid in a single lump sum as soon as practicable following the last day of the month in which the participant separates from service, provided that specified employees under Section 409A may not receive a distribution for at least six months following separation from service.

PepsiCo International Retirement Plan-Defined Contribution Program

Prior to Mr. Guimaraes' transfer to the U.S. in January 2015, Mr. Guimaraes participated in the PepsiCo International Retirement Plan-Defined Contribution Program (PIRP-DC). The PIRP-DC is a non-qualified defined contribution plan for expatriate employees hired after January 1, 2011 and designated for participation by PepsiCo. The PIRP-DC provides eligible employees a Company contribution equal to a percentage of the participant's eligible annualized salary (equal to the host country's salary converted to USD using U.S. Treasury foreign exchange rates). Interest credits are credited to the participant's PIRP-DC account annually at the end of the year using the rate of interest on 30-year U.S. Treasury securities for the September before the calendar year in question. Each participant's account, including hypothetical earnings, is vested after the participant has three years of service with the Company. A participant is entitled to a lump sum distribution of his or her vested account balance upon termination of employment. As of Mr. Guimaraes' transfer to the United States in January 2015, Mr. Guimaraes is eligible to resume his participation in the ARC and ARC-E.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last Fiscal Year End ($)[4]
Indra K. Nooyi	0	0	1,063,426	0	11,542,268
Hugh F. Johnston	0	0	456,079	341,766	2,563,982
Albert P. Carey	0	0	—	0	0
Enderson Guimaraes	0	148,304	10,255	0	367,582
Sanjeev Chadha	0	0	0	0	0

(1) The amount reported for Mr. Guimaraes represents notional Company contributions to the PIRP-DC account and is reported as compensation in the "All Other Compensation" column of the 2014 Summary Compensation Table. These contributions will grow with an interest crediting rate equal to the 30-year U.S. Treasury rate the September prior to the calendar year being credited.

(2) PepsiCo does not provide above-market or preferential rates and, as a result, the earnings on non-qualified deferred compensation are not included in the 2014 Summary Compensation Table.

(3) The amount reported for Mr. Johnston represents the distribution of a portion of his previously deferred 2002 and 2003 annual incentive compensation.

(4) Except for the contributions reported for Mr. Guimaraes in the "Registrant Contributions in Last Fiscal Year" column, none of the amounts reported in this column are reflected in the 2014 Summary Compensation Table. Deferral balances of NEOs under the Executive Income Deferral Program were invested in the following phantom funds and earned the following rates of return in 2014: (i) PepsiCo Common Stk: 17.12%, (ii) Defined AFR Fund: 3.72% and (iii) Blkrck LRG Eqty Indx: 13.72%.

Potential Payments on Termination or Change in Control

Termination of Employment/Retirement

None of our NEOs have any arrangement that provides for severance payments or benefits.

In the event an NEO retires, terminates or resigns from PepsiCo for any reason as of the fiscal year end, he or she would be entitled to:

- the pension value disclosed in the 2014 Pension Benefits table on page 67 of this Proxy Statement; and

- the outstanding balance disclosed in the 2014 Non-Qualified Deferred Compensation table on page 69 of this Proxy Statement.

Our NEOs' unvested annual long-term incentive awards vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, and fully vest upon death, disability or retirement on or after age 62. In order to be retirement eligible, an executive must be at least age 55 with 10 or more years of service. For special awards, no accelerated vesting occurs upon retirement. In the event of death or long-term disability, pre-2012 special awards vest on a pro-rata basis and any special awards granted in 2012 and later fully vest. Even after vesting, PEPunit, PSU and LTC Awards remain subject to achievement of pre-established performance targets.

The following table sets forth, for each NEO, the value of the unvested stock option and PEPunit, PSU, RSU and LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest and would be forfeited if the NEO's employment terminated on December 27, 2014, the last day of the 2014 fiscal year, due to termination without cause, retirement, death or long-term disability:

Name	Termination/Retirement ($ in millions)[1]		Death/Long-Term Disability ($ in millions)[1]	
	Vest	Forfeit	Vest	Forfeit
Indra K. Nooyi	28.7	18.9	18.9	0.0
Hugh F. Johnston	0.0	18.7	18.7	0.0
Albert P. Carey	12.0	2.0	2.0	0.0
Enderson Guimaraes	0.0	11.4	11.4	0.0
Sanjeev Chadha	0.0	9.1	9.1	0.0

(1) The stock options, PEPunits, PSUs and RSUs were valued at a price of $97.05, PepsiCo's closing stock price on December 26, 2014, the last trading day of the 2014 fiscal year. Amounts do not include the value of vested stock options that have already been earned or unvested stock options, PEPunits, PSUs and RSUs that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2014 fiscal year-end, Ms. Nooyi is eligible for pro-rata vesting and Mr. Carey is eligible for full vesting. For a list of earned vested stock options, see the 2014 Outstanding Equity Awards at Fiscal Year-End table beginning on page 63 of this Proxy Statement.

Change in Control

PepsiCo has a long history of maintaining a "double trigger" vesting policy. This means that unvested stock option and PEPunit, PSU, RSU and LTC Awards only vest if the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo or if the acquirer fails to assume or replace the outstanding awards.

For each NEO, the following table illustrates:

- the value of stock options, PEPunits, PSUs, RSUs, LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest upon a change in control of PepsiCo without termination of employment reflecting target level of payout; and

- the incremental value of the stock options, PEPunits, PSUs, RSUs, LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest upon an NEO's termination without cause or resignation for good reason if the acquirer does not assume or replace the outstanding awards at the time of the change in control plus the excess of the Black-Scholes value above the intrinsic value of vested options awarded prior to 2007 that would become payable at that time.

Name	Change in Control ($ in millions)	
	Total Benefit: Change in Control Only	Total Benefit: Qualifying Termination upon Change in Control[1]
Indra K. Nooyi	0.0	18.9
Hugh F. Johnston	0.0	18.7
Albert P. Carey	0.0	2.0
Enderson Guimaraes	0.0	11.4
Sanjeev Chadha	0.0	9.1

(1) The amounts reported in this column assume that both the change in control and termination occurred on December 27, 2014, the last day of the 2014 fiscal year. The stock options, PEPunits, PSUs and RSUs were valued based on PepsiCo's $97.05 closing stock price on December 26, 2014. Amounts do not include vested options that have already been earned due to continued service other than the excess of the Black-Scholes value above the intrinsic value on vested options granted prior to 2007. For a list of earned vested stock options, please see the 2014 Outstanding Equity Awards at Fiscal Year-End table beginning on page 63 of this Proxy Statement.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 2014.

The Compensation Committee

Lloyd G. Trotter, Chair	Sharon Percy Rockefeller
Ray L. Hunt	Daniel Vasella
Alberto Ibargüen	

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act or the Exchange Act except to the extent we specifically incorporate such report by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 27, 2014 with respect to the shares of PepsiCo Common Stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders[1]	49,265,042[2]	$65.21[3]	98,004,943[4]
Equity compensation plans not approved by security holders[5]	—	—	—
Total	49,265,042	$65.21[3]	98,004,943

(1) Includes the 2007 Long-Term Incentive Plan (the "**2007 Plan**"), the 2003 Long-Term Incentive Plan (the "**2003 Plan**") and the 1994 Long-Term Incentive Plan.

(2) This amount includes 952,609 PEPunits and 11,218,406 PSUs and RSUs that, if and when vested, will be settled in shares of PepsiCo Common Stock. This amount also includes 315,736 phantom units under the PepsiCo Director Deferral Program that will be settled in shares of Common Stock pursuant to the 2007 Plan at the end of the applicable deferral period. For PSUs for which the performance period has ended as of December 27, 2014, the amounts reported in the table reflect the actual number of PSUs earned above and below target levels based on actual performance measured at the end of the performance period. The amounts reported in the table assume target level performance for PEPunits and PSUs for which the performance period has not ended as of December 27, 2014. If maximum earn-out levels are assumed for such PEPunits and PSUs, the total number of shares of PepsiCo Common Stock to be issued upon exercise and/or settlement of outstanding awards as of December 27, 2014 is 50,277,514.

(3) Weighted-average exercise price of outstanding options only.

(4) The shareholder-approved 2007 Plan is the only equity compensation plan under which PepsiCo currently issues equity awards. As of May 2, 2007, the 2007 Plan superseded the Company's prior plan, the shareholder-approved 2003 Plan, and no further awards were made under the 2003 Plan. The 2007 Plan permits the award of stock options, stock appreciation rights, restricted and unrestricted shares, restricted stock units and performance shares and units. The 2007 Plan authorizes a number of shares for issuance equal to 195,000,000 plus the number of shares underlying awards under the Company's prior equity compensation plans that are cancelled or expired after May 2, 2007 without delivery of shares. Under the 2007 Plan, any stock option granted reduces the available number of shares on a one-to-one basis, any RSU or other full value award granted before May 5, 2010 reduces the available number of shares on a one-to-one basis and any RSU or other full value award granted on or after May 5, 2010 reduces the available number of shares on a one-to-three basis.

(5) The table does not include information for equity compensation plans assumed by PepsiCo in connection with PepsiCo's merger with The Quaker Oats Company ("**Quaker**") in 2001 and acquisition of The Pepsi Bottling Group, Inc. ("**PBG**") in 2010.

- As of December 27, 2014, 8,456 shares of PepsiCo Common Stock, which are related to awards issued under the Quaker plans prior to the merger, have been deferred and will be issued in the future. No additional options or other awards may be granted under the Quaker plans.

- As of December 27, 2014, 2,078,330 shares of PepsiCo Common Stock were issuable upon the exercise of outstanding options granted under the PBG plans prior to the acquisition of PBG at a weighted-average exercise price of $43.60 and an additional 9,898 shares of PepsiCo Common Stock related to RSU awards issued under the PBG plans prior to the acquisition of PBG. No additional stock options or other awards may be granted under the PBG plans.

Shareholder Proposals (Proxy Item Nos. 4-6)

Shareholders have submitted the following proposals for the reasons stated. The shareholder proposals will be voted on at our 2015 Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Some of the shareholder proposals contain assertions about PepsiCo that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, our Board of Directors has recommended a vote against each of these proposals for the reasons set forth following each proposal.

Shareholder Proposal Regarding Committee on Sustainability (Proxy Item No. 4)

John Harrington, Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, CA 94559, who owns 50 shares of PepsiCo Common Stock, has submitted the following proposal for the reasons stated:

"Whereas, with the deepening and expanding interest by consumers and investors in sustainability and consumption trends, the success of our company is increasingly impacted by responses to challenges in an extensive range of public policy and sustainability issues including environmental priorities and initiatives, human rights, nutritional standards, the use and labeling of genetically modified crops, and political engagement,

Whereas, in just the past two years, corporate management has increasingly adopted or amended many separate and ad-hoc policies, pledges, or statements on a plethora of issues including land and forest stewardship, bio-engineering and genetically modified products, product packaging, health and safety, health and wellness, sustainable agriculture, advertising to children and product placement in schools; the overall implementation of which, given the seemingly unlimited scope and variety of issues, may have strategic operational, financial, and reputational effects on our company's performance,

Whereas, as fiduciaries, our Board of Directors has a responsibility for stewardship and oversight of our company's strategic direction and corporate plan, but responsibility for sustainability oversight currently resides tangentially and vaguely with the Nominating and Governance Committee, which generally meets just four times per year, and requires only an annual "review" of key public policy issues and the company's engagement with and responses to them, and this review is just one among 16 other duties of a committee whose primary purpose relates to the recruitment, election, duties, and succession planning for the Board members and corporate officers,

Resolved, the shareholders request the Board of Directors establish a new Committee on Sustainability to more appropriately oversee our company's vision and responses to important matters of public policy and sustainability. Such committee could engage in ongoing review of corporate policies, above and beyond matters of legal compliance, to assess the Corporation's response to changing conditions and knowledge of the natural environment, including but not limited to, waste creation and disposal, natural resource limitations, energy use, waste usage, and climate change.

Supporting Statement:

The proponent believes it is important for an independent committee to be created with focused fiduciary duties representing shareholders for oversight of company sustainability policies and practices, including related public policy initiatives. Issues related to sustainability might include, but are not limited to: global climate change, emerging concerns regarding toxicity of materials, resource shortages, biodiversity loss, and political instability due to changing environmental conditions.

Adoption of this resolution would enhance our reputation and reinforce our company's position as an industry leader in these areas of increasing and long term concern to investors and policy makers."

 **Our Board of Directors recommends that the shareholders vote "AGAINST" this proposal for the following reasons:**

While the Board agrees that Board oversight of sustainability matters is important, the Board believes that this proposal is unnecessary in light of the Board's current oversight of sustainability and public policy matters, and PepsiCo's strong commitment and performance in these areas.

At PepsiCo, we are guided by Performance with Purpose—our goal to deliver top-tier financial performance while creating sustainable growth and shareholder value.

In practice, Performance with Purpose means providing a wide range of foods and beverages from treats to healthy eats; finding innovative ways to minimize our impact on the environment and reduce our operating costs; providing a safe and inclusive workplace for our employees globally; and respecting, supporting and investing in the local communities where we operate. Since this concept was first articulated in 2006, Performance with Purpose has been woven into all aspects of our business. At PepsiCo, sustainability is not viewed as tangential to the business, or a program owned by a dedicated team. Rather, we believe that delivering for our consumers and customers, protecting our environment, sourcing with integrity and investing in our employees are not simply good things to do, but that these actions fuel our returns and position PepsiCo for long-term, sustainable growth. Thus, PepsiCo's clear, focused sustainability agenda is ingrained into its daily operations.

PepsiCo's commitment to Performance with Purpose is set forth in detail in our most recent Sustainability and Global Reporting Initiative (GRI) Reports. Please refer to our website at *www.pepsico.com* under *"What We Believe"*— *"Performance with Purpose"*—*"Sustainability Reporting"* for additional information.

PepsiCo continues to make investments in sustainability initiatives.

As discussed in our Annual Report on Form 10-K, these investments include innovation in our packaging to make it increasingly sustainable, and development and implementation of new technologies to enhance the quality and value of our current and future products, as well as investments to incorporate into our operations best practices and technology to support sustainable agriculture and to minimize our impact on the environment. We continue to make investments to conserve energy and raw materials, reduce waste in our facilities, recycle containers, use renewable resources and optimize package design to use fewer materials. PepsiCo's record of sustainable investment demonstrates that PepsiCo is motivated to deliver results in the right way, in a sustained way, with Performance with Purpose as the catalyst for our success.

PepsiCo has been widely recognized for its sustainability efforts and achievements.

In 2014:

- PepsiCo was included on the Dow Jones Sustainability North America Index for the ninth consecutive year and the Dow Jones Sustainability World Index for the eighth consecutive year, with perfect scores in the areas of Code of Conduct/Compliance/Corruption & Bribery, Risk & Crisis Management, Packaging, Labor Practices and Human Rights, and Raw Material Sourcing. PepsiCo was also named the Beverage Industry Leader in North America;

- PepsiCo was named among the World's Most Ethical Companies by Ethisphere for the eighth consecutive year;

- PepsiCo was named among the World's Most Reputable Companies and America's Most Reputable Companies by *Forbes*/the Reputation Institute;

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- PepsiCo was included on *Corporate Responsibility* magazine's 100 Best Corporate Citizens list;

- PepsiCo was ranked among the Best Global Green Brands by Interbrand; and

- PepsiCo received an award for Best Governance, Risk and Compliance Program (Large-Cap Company) by NYSE Governance Services.

Sustainability and public policy matters are regularly considered by our Board.

Under PepsiCo's By-Laws and Corporate Governance Guidelines, the Board has the responsibility to manage the business of the Company. Because sustainability matters are integrated into, and not separate from, PepsiCo's business, the full Board considers sustainability issues an integral part of its business oversight. In addition, at least twice a year, the Board receives information regarding the Company's public policy matters and sustainability initiatives.

In addition to Board oversight of sustainability, the Nominating and Corporate Governance Committee (which is composed entirely of independent directors) is charged under its charter with annually reviewing PepsiCo's "key public policy issues, including its sustainability initiatives, and its engagement in the public policy process." In practice, this means that the Committee reviews and assesses PepsiCo's sustainability and public policy goals and programs.

Our Board should have the flexibility to organize its oversight of sustainability and public policy matters in the manner that it considers to be most effective.

Our Board should be permitted to operate in the manner it deems most effective, consistent with its duties of good faith, due care and loyalty. This proposal seeks to restrict how our Board organizes its oversight of sustainability and public policy matters. Our Board believes that a separate committee to oversee sustainability and public policy matters is unnecessary at this time given the oversight of sustainability issues inherent in the full Board's oversight of PepsiCo's business, and also the additional review by the Nominating and Corporate Governance Committee of key public policy issues, including sustainability initiatives. Thus, the Board believes a separate committee would not enhance the effectiveness of the Board's current oversight over such matters at this time.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal Regarding Limit on Accelerated Vesting of Equity Awards (Proxy Item No. 5)

John Chevedden, on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, who owns at least 500 shares of PepsiCo Common Stock, has submitted the following proposal for the reasons stated:

"Proposal 5—Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro-rata basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be broken if such pay is made on an accelerated schedule. Accelerated equity vesting allows executives to obtain pay without necessarily having earned it through strong performance.

Please vote to protect shareholder value:
Limit Accelerated Executive Pay—Proposal 5"

 **Our Board of Directors recommends that the shareholders vote "AGAINST" this proposal for the following reasons:**

The Board believes that the current limited "double-trigger" vesting of equity awards in the event of a change in control effectively aligns executives with shareholder interests and motivates executives to remain engaged with the Company to successfully complete a change-in-control transaction.

Limited double-trigger vesting included in the Company's long-term incentive plan is the only change-in-control benefit provided to our named executive officers.

Our shareholder-approved long-term incentive plan provides for accelerated vesting of awards only in the following two limited circumstances in connection with a change in control:

- If the acquirer does not agree to assume the awards in the transaction, or

- If the named executive officer is terminated without cause or resigns for good reason within two years following a change in control.

Other than this potential "double-trigger" acceleration of unvested awards under our long-term incentive plan, which applies to all plan participants, our named executive officers are not eligible to receive any change-in-control benefits.

Double-trigger vesting aligns executives' interests with shareholders', encourages stability during a time of uncertainty and rewards executives for their performance.

A critical reason for providing long-term incentive awards to our executive officers is to align their interests with those of our shareholders. By preventing the loss of an award through unilateral actions by the Company, the existing double-trigger vesting terms encourage executives to remain objective, to avoid conflicts of interest and to stay focused on executing strategic changes in the best interests of shareholders. Further, double-trigger vesting terms encourage our executive officers, who might otherwise be distracted by a potential loss of employment, to remain with the Company through a transaction while reducing uncertainty and distraction leading up to such an event. Finally, by providing executives the opportunity to realize their long-term incentive awards, our existing double-trigger vesting effectively motivates executives to create shareholder value and to deliver on Board- and shareholder-approved goals, including successfully completing a transaction and any related transition process.

Implementing the proposal would significantly limit the Company in its ability to attract, retain and properly incentivize talented executives.

The Board believes that it is critical for the Company to offer compensation and benefits that are competitive in the marketplace for talent. Implementing the policy as outlined in the proposal would significantly disadvantage the Company from a recruiting and retention standpoint and thereby jeopardize our efforts to drive shareholder value. Our existing double-trigger vesting provision is in line with a majority of our peer group companies and the broader market that we compete with for executive talent. As noted in a 2014 study by Meridian Compensation Partners on Executive Change-in-Control Arrangements, over 90% of the 160 largest U.S. public companies vest long-term incentive awards in connection with a change in control. The pro-rata vesting requested by the proposal is a declining, minority practice according to the Meridian study and is not used by any of our peer companies.

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> *Shareholders have shown their strong support for PepsiCo's executive compensation program.*
>
> PepsiCo's executive compensation program is designed to link executive pay with the interests of our shareholders. The alignment of our double-trigger vesting provision with shareholder interests is evidenced by the shareholder approval of the long-term incentive plan, which explicitly provides for double-trigger vesting. In 2007, the plan was adopted with 92% of votes cast in favor. In addition, PepsiCo has consistently received strong support for our executive compensation program in the annual "say on pay" vote with nearly 90% approval at the 2014 annual meeting.
>
> Long-term incentive awards are the most significant component of our current compensation program and encourage executive officers to focus on sustainable long-term value creation for our shareholders. We believe that the limited double-trigger vesting provisions provided in our long-term incentive plan are appropriate, effective and consistent with prevailing market practices. We believe this approach is in the best interests of the Company and our shareholders.
>
> **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

Shareholder Proposal Regarding Report on Neonics (Proxy Item No. 6)

Trillium Asset Management, LLC, Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111, on behalf of Susan Meade, who owns 400 shares of PepsiCo Common Stock, The Sustainability Group, 230 Congress Street, Boston, MA 02110, on behalf of the William B. Perkins Trust, which owns at least $2,000 in market value of PepsiCo Common Stock, and The Green Century Equity Fund, 114 State Street, Suite 200, Boston, MA 02109, which owns 23,978 shares of PepsiCo Common Stock, have submitted the following proposal for the reasons stated:

"*Policy on Pesticide Pollution to Curtail Pollinator Decline*

PepsiCo's Global Sustainable Agriculture Policy states it "supports sustainable agriculture practices that …improve product value by maximizing the desired outputs …while minimizing the required inputs and avoiding any negative impacts to the farm and surrounding lands." The Company's Sustainable Farming Initiative "enables PepsiCo to measure the environmental and local economic impacts associated with [its] agricultural supply chain."

Yet, Pepsi is a major purchaser of corn, oats and potatoes—crop types that are routinely pre-treated with neonicotinoids ('neonics'), a class of insecticide linked to declines in pollinators and other beneficial organisms, and negative impacts to land and water (according to the International Union for Conservation of Nature and the United States Geological Survey.)

According to the United States Department of Agriculture, "bee-pollinated commodities account for $20 billion in annual United States agricultural production and $217 billion worldwide." Multi-year double digit declines in pollinators in the United States and Europe pose risks to our food system.

Neonic use is growing rapidly. In 2011, 3.5 million pounds of neonics were applied to agricultural crops, a twofold increase in five years. Neonics account for roughly 25 percent of the global agrochemical market and are one of the most widely used insecticides. More than 90 percent of corn and 30-40 percent of soybeans planted in the United States is pre-treated with neonics. Their prevalence in agriculture, compounded by their ability to persist in soils and become mobile in waterways, further magnifies the risks.

As their use has increased, so has scientific, regulatory and public concern. In December 2013, the European Union enacted a two year ban on three neonics. In June 2014, President Obama established a "Pollinator Health Task Force" charged with "understanding, preventing and recovering from pollinator losses." In July 2014, the United States Fish and Wildlife Service announced plans to restrict neonic use across the Wildlife Refuge System.

Concern about the efficacy of neonics is growing. In October 2014, the Environmental Protection Agency reported that pre-treating soy seeds with neonics provided little or no benefit to production.

In light of these risks, companies are taking action:

- Under Whole Foods' *Responsibly Grown* Rating System, its "best" rating can only be achieved by suppliers that prohibit the use of four neonics.

- Home Depot is working with suppliers to phase out neonics on live goods.

RESOLVE: Shareholders request that by September 1, 2015, the Board publish a report, at reasonable expense and omitting proprietary information that discusses the Company's options for policies, above and beyond legal compliance, to minimize impacts of neonics in its supply chain.

Supporting statement: We believe the report should include:

- An assessment of the supply chain, operational or reputational risks posed to the Company by large-scale applications of neonics;

- Practices and measures, including technical assistance and incentives, provided to growers to reduce the harms of neonics to pollinators, and

- Quantitative metrics tracking the portion of supply chain crops pre-treated with neonics."

 **Our Board of Directors recommends that the shareholders vote "AGAINST" this proposal for the following reasons:**

PepsiCo addresses environmental sustainability issues in its supply chain through a state-of-the-art Sustainable Farming Initiative ("SFI").

Working with farmers and non-governmental organizations, PepsiCo has developed a comprehensive program to measure environmental and local economic impacts associated with our agricultural supply chain. The SFI is designed to encourage both PepsiCo and our growers to operate in ways that reduce environmental and social impacts while maintaining economic viability at the farm level. The SFI was piloted in 2011 and 2012 across 14 countries and officially rolled out in 2013 across the U.S., the U.K., Brazil, Chile, Argentina and Mexico. The SFI has been successfully implemented across a wide variety of farms—from smallholder to large agribusinesses, which reflects the diversity of our supply chain. The SFI will continue to expand into PepsiCo's ever-growing agricultural-based supply chain. Through the SFI, PepsiCo is in the process of gathering additional information on pesticides, their use and application rates. SFI demonstrates PepsiCo's on-going goal of securing agriculturally based resources in the right way, both environmentally and socially.

PepsiCo has demonstrated its goal of responsible sourcing through establishment of its Supplier Code of Conduct.

PepsiCo has established a Supplier Code of Conduct (the "**Supplier Code**") to clarify our global expectations and help provide that our business operations meet our global standards in the areas of labor practices, associate health and safety, environmental management and business integrity. For example, the Supplier Code requires that our farmers follow local or regional laws, including those that may limit or ban chemicals such as neonics. We have translated our Supplier Code into more than 25 languages and proactively communicated it, and it appears in procurement contracts globally. To further enhance the Supplier Code, PepsiCo continues to improve its already rigorous processes around accountability, engagement, risk assessment and mitigation.

continues...

PepsiCo is proud of its consistent public disclosure on issues of sustainability.

PepsiCo reports on a wide range of critical environmental, social and governance issues impacting our business for utilization by shareholders and external stakeholders. In fact, in 2014 PepsiCo was named a finalist for *Corporate Secretary* magazine's award for "Best CSR Disclosure." PepsiCo's corporate sustainability report, which was recently updated and is available on our website at ***www.pepsico.com*** under *"What We Believe"—"Performance with Purpose"—"Sustainability Reporting*," details our substantial efforts to address the environmental impacts of our operations. Our updated Global Reporting Initiative (GRI) Report, which is publicly available at the same location, offers greater detail on PepsiCo activities in a widely accepted format. Please refer to our website at ***www.pepsico.com*** under *"What We Believe"—"Environmental Sustainability"—"Responsible Sourcing*" for more information on PepsiCo's responsible and sustainable sourcing efforts.

While we are sensitive to the concerns raised by this proposal, we do not believe that preparing the report requested by the proposal would be a good use of the Company's resources.

We have recognized pesticides, and their impact on beneficial insects such as bees, as an important issue within PepsiCo's supply chain, and we are implementing procedures and policies to measure and address the use of pesticides in our supply chain and minimize their unintended impacts. However, we do not believe disclosure of the detailed information requested in the proposal for such a single-issue purpose is a prudent use of the Company's resources or meaningfully additive to the Company's sustainability efforts at this time. Our products are sourced through a complex, global supply chain that involves thousands of independent farmers and intermediaries and a small number of Company-owned farms. We believe our time and resources would be better used in the continuation of our current policies and practices regarding our supply chain impact.

At PepsiCo, we believe acting ethically and responsibly is not only the right thing to do, but also the right thing for our business. PepsiCo has a goal of continuing to support sustainable agriculture by expanding best practices with our growers and suppliers. While we remain committed to working with our partners and external organizations in this area, we do not believe the detailed report requested by the proposal on this single issue is in the best interests of the Company or its shareholders.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Information About the Annual Meeting

2015 Proxy Materials

Why am I receiving these proxy materials?

Our Board of Directors has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at our Annual Meeting of Shareholders. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

What is included in these materials?

These proxy materials include:

- this Proxy Statement for the Annual Meeting; and
- our Annual Report for the fiscal year ended December 27, 2014.

If you received printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a printed copy of our proxy materials to all of our shareholders, we have elected to furnish such materials to selected shareholders by providing access to these documents over the Internet. Accordingly, on or about March 25, 2015, we sent a Notice of Internet Availability of Proxy Materials (the "**Notice**") to most of our shareholders.

These shareholders have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials by calling the toll-free number found on the Notice. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the Annual Meeting.

How can I get electronic access to the proxy materials?

The Notice provides you with instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;
- vote your shares after you have viewed our proxy materials;
- request a printed copy of the proxy materials; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will lower our costs of delivery and will reduce the environmental impact of our Annual Meeting.

Copies of the proxy materials are available for viewing at *www.pepsico.com/proxy15*.

You may have received proxy materials by email. Even if you received a printed copy of our proxy materials, you may choose to receive future proxy materials by email. If you do so, you will receive an email next year with instructions containing a link to view those proxy materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it or for so long as the email address provided by you is valid.

What is "householding"?

If you are a beneficial owner, your bank or broker may deliver a single Proxy Statement and Annual Report, along with individual proxy cards, or individual Notices to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge at 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or (914) 253-3055 or *investor@pepsico.com*.

Where can I find the Annual Report?

The 2014 Annual Report to Shareholders, including financial statements, was delivered or made available with this Proxy Statement.

A copy of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 27, 2014 (including the financial statements, schedules and a list of exhibits) will be sent without charge upon the request of any shareholder to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or *investor@pepsico.com*. **You also may obtain our Annual Report on Form 10-K over the Internet on the SEC's website at** *www.sec.gov*, **or on our website at** *www.pepsico.com* **under "Investors"—"SEC Filings."**

Attending the Annual Meeting

How can I attend the Annual Meeting in Person?

Attendance at the Annual Meeting is limited to shareholders of record as of the close of business on February 27, 2015. Each shareholder may appoint only one representative to attend the Annual Meeting on his, her or its behalf. Admission to the Annual Meeting will be on a first-come, first-served basis and will require an admission ticket. Each shareholder will be asked to present valid government-issued picture identification such as a driver's license or passport. The use of cell phones, PDAs, tablets, pagers, recording and photographic equipment and/or computers is not permitted in the meeting rooms at the Annual Meeting. The North Carolina History Center at Tryon Palace is accessible to disabled persons. Upon advance request, we will provide wireless headsets for hearing amplification.

How do I receive an admission ticket?

If you are a shareholder of record and received your proxy materials by mail, your admission ticket will be your Notice or proxy card. If you received your proxy materials by email, you will be given an opportunity to print an admission ticket after you vote online.

If you are a beneficial owner of shares held in street name and received your proxy materials by mail, your admission ticket will be your Notice or voting instruction form you received from your bank, brokerage firm or other nominee. If you received your proxy materials by email, you will be given an opportunity to print an admission ticket through the email you received.

Shareholders who do not obtain an admission ticket in advance may obtain one upon verification of their ownership, as of the record date, at the registration desk on the day of the Annual Meeting. Alternatively, shareholders

may pre-register in advance of the Annual Meeting by contacting PepsiCo's Manager of Shareholder Relations at (914) 253-3055 or *investor@pepsico.com*. If you are a beneficial owner of shares, you must show proof of ownership, such as a bank or brokerage account statement, in addition to valid government-issued picture identification. On May 6, 2015, registration will begin at 8:30 a.m. Eastern Daylight Time.

Can I listen to the Annual Meeting on the Internet?

Yes, our Annual Meeting will be webcast live on May 6, 2015 at 9:00 a.m. Eastern Daylight Time. You are invited to visit *www.pepsico.com* under "*Investors*"—"*Events and Presentations*" to listen to the live webcast of the Annual Meeting.

Voting Procedures

Who may vote at the Annual Meeting?

Only shareholders of record of our Common Stock and Convertible Preferred Stock as of the close of business on our record date, February 27, 2015, are entitled to receive notice of and to vote at the Annual Meeting and at any postponement or adjournment of the meeting. As of the record date, there were 1,482,355,914 shares of our Common Stock outstanding and entitled to vote at the Annual Meeting and each share of our Common Stock is entitled to one vote. In addition, as of the record date there were 144,553 shares of Convertible Preferred Stock outstanding and entitled to 717,344 votes at the Annual Meeting (which number is equal to the number of shares of Common Stock into which such shares of Convertible Preferred Stock could be converted on the record date, rounded to the nearest share).

If I am a shareholder of record of the Company's shares, how do I vote?

If you are a **shareholder of record** (that is, if **your shares are registered in your own name** with our transfer agent), you can vote any one of four ways:

- *Via the Internet.* If you received a Notice, you may vote by proxy via the Internet by visiting *www.envisionreports.com/PEP* and entering the control number found in the Notice. If you received or requested printed copies of the proxy materials by mail, you may vote via the Internet by following the instructions on your proxy card.

- *By Telephone.* If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by calling the toll-free number found on the proxy card.

- *By Mail.* If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and sending it back in the envelope provided.

- *In Person.* You may attend the Annual Meeting and vote in person. Bring your printed proxy card if you received one by mail. Otherwise, the Company will give shareholders of record a ballot at the Annual Meeting.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a **beneficial owner of shares held in street name** (that is, if **you hold your shares through a broker, bank or other holder of record**), you can vote in one of four ways:

- *Via the Internet.* If you received a Notice, you may vote by proxy via the Internet by visiting the website indicated in the Notice and following the instructions on the website using the control number found in the Notice. If you received or requested printed copies of the proxy materials by mail, you may vote via the Internet by following the instructions on the voting instruction form.

- *By Telephone.* If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by calling the toll-free number found on the voting instruction form.

- *By Mail.* If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the voting instruction form and sending it back in the envelope provided.

- *In Person.* You must obtain a legal proxy from the organization that holds your shares if you wish to attend the Annual Meeting and vote in person.

As the beneficial owner of shares held in street name, you have the right to direct your bank or broker how to vote your shares, and it is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, it will nevertheless be entitled to vote your shares with respect to "routine" items, but it will not be permitted to vote your shares with respect to "non-routine" items. In the case of a non-routine item, your shares will be considered "broker non-votes" on that proposal.

Your vote is very important. Please vote your shares promptly through any of the means described on the proxy card, the voting instruction form or the Notice.

Which items are considered "routine" or "non-routine"?

Proposal No. 2 (ratification of the appointment of the independent registered public accountants) is a matter the Company believes will be considered "routine."

Proposal No. 1 (election of directors), Proposal No. 3 (advisory approval of our executive compensation) and Shareholder Proposal Nos. 4-6 are matters the Company believes will be considered "non-routine."

Can employees who participate in PepsiCo's Savings Plan/PepsiCo Hourly 401(k) Plan vote?

Yes, if you are an employee who participates in the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan (a portion of which constitutes an Employee Stock Ownership Plan), you can vote the shares (if any) that are deemed to be in your account in the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan as of the close of business on February 27, 2015. To do so, you must sign and return the proxy card or vote by the Internet or telephone, as instructed in the proxy materials you received in connection with these shares in the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan. If you do not provide voting instructions, the trustee will vote your PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan shares in the same proportion as the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan shares of other participants for which the trustee has received proper voting instructions.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

The presence in person or by proxy of the holders of record of a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Votes "for" and "against," "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. Once a share of the Company's Common Stock or Convertible Preferred Stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournments of the meeting unless a new record date is or must be set for the adjourned meeting. If a quorum is not present at the opening of the meeting, the meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn.

Can I revoke my proxy or change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by voting again via the Internet or by telephone, by completing, signing, dating and returning a new proxy card or voting instruction form with a later date, or by attending the Annual Meeting and voting in person. Only your latest dated proxy we receive at or prior to the Annual Meeting will be counted. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting and specifically request that your prior proxy be revoked by delivering to PepsiCo's Corporate Secretary at 700 Anderson Hill Road, Purchase, New York 10577 a written notice of revocation prior to the Annual Meeting.

What is the voting requirement to approve each of the proposals?

Assuming the existence of a quorum at the Annual Meeting:

- *Election of Directors.* For Proposal No. 1, the affirmative vote of a majority of the votes cast with respect to the director is required to elect each director.

- *Ratification of Independent Registered Public Accountants.* For Proposal No. 2, the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy is required to ratify the appointment of the independent registered public accountants.

- *Provide Advisory Approval of our Executive Compensation.* For Proposal No. 3, the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy is required to approve, by non-binding vote, our executive compensation.

- *Shareholder Proposal Nos. 4-6.* For Proposal Nos. 4-6, the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy is required to approve each proposal.

- *Note on Abstentions and Broker Non-Votes.* Abstentions and broker non-votes are not treated as cast either for or against a matter, and therefore will not affect the outcome of the vote.

- *Note on Broker Non-Votes.* Under New York Stock Exchange rules, a broker may cast a vote on behalf of a beneficial owner on routine matters, such as Proposal No. 2, when the broker does not receive specific voting instructions from that beneficial owner. On non-routine Proposal Nos. 1 and 3-6, a broker may not cast a vote absent specific voting instructions from the beneficial owners. If you are a beneficial owner holding shares through a broker, bank or other holder of record and you do not vote on certain matters, your broker may cast a vote on your behalf for Proposal No. 2, but not Proposal Nos. 1 or 3-6.

Who will serve as the inspectors of election?

Representatives from Computershare Trust Company, N.A. will serve as the inspectors of election.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within four business days after the Annual Meeting.

How are proxies solicited and what is the cost?

We are providing these proxy materials in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual Meeting. We bear all expenses incurred in connection with the solicitations of proxies. We have engaged Innisfree M&A Incorporated to solicit proxies for an estimated fee of $18,500, plus expenses.

In addition to the solicitation of proxies by mail and electronically, PepsiCo intends to ask brokers and bank nominees to solicit proxies from their principals and will pay the brokers and bank nominees their expenses for the solicitation. Our directors, officers and employees also may solicit proxies by mail, telephone, electronic or facsimile transmission or in person. They will not receive any additional compensation for these activities.

Other Matters

The Board of Directors knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting or any postponement or adjournment thereof, the persons named in the proxy will vote on such matters according to their best judgment.

2016 Shareholder Proposals

PepsiCo welcomes comments or suggestions from its shareholders. If a shareholder wishes to have a proposal formally considered at the 2016 Annual Meeting of Shareholders and included in the Proxy Statement for that meeting, we must receive the proposal in writing on or before the close of business on November 26, 2015 and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act. Proposals must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577.

Under our By-Laws, if a shareholder wishes to present other business or nominate a director candidate at the 2016 Annual Meeting of Shareholders, we must receive proper written notice of any such business or nomination no earlier than January 7, 2016 and no later than February 6, 2016. If the 2016 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive notice no earlier than the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any notice must include the information specified in the By-Laws and must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577. If a shareholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the Annual Meeting.

*   *   *

Cumulative Total Shareholder Return Since 1965. On October 6, 1997, PepsiCo spun off its restaurant business to its shareholders, who received one share of common stock of Yum! Brands, Inc. (formerly known as TRICON Global Restaurants, Inc.) ("**Yum!**") for every ten shares of PepsiCo capital stock owned by them (the "**Spin-Off**"). This return on PepsiCo stock assumes that shareholders immediately sold the Yum! shares received from the Spin-Off and concurrently reinvested the proceeds in additional shares of PepsiCo Common Stock.

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Exhibit A—Reconciliation of GAAP and Non-GAAP Information

($ in millions, except per share amounts, unaudited)

Organic revenue, core results and core constant currency results are non-GAAP financial measures as they exclude certain items noted below. However, we believe investors should consider these measures as they are indicative of our ongoing performance and reflect how management evaluates our operational results and trends. Additionally, free cash flow excluding certain items is the primary measure management uses to monitor cash flow performance. Free cash flow is not a measure defined by GAAP. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider net capital spending when evaluating our cash from operating activities. See pages 48-52 and pages 56-63 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 27, 2014 for a detailed description of certain items excluded from the below non-GAAP financial measures, including reconciliations to comparable non-GAAP financial measures on a segment basis.

Net Revenue Growth Reconciliation

	Year Ended
	12/27/2014
Reported Net Revenue Growth	0.4%
Impact of Acquisitions and Divestitures	0.1
Impact of Foreign Exchange Translation	3.4
Organic Revenue Growth	4.0%

Net Income Attributable to PepsiCo Reconciliation

	Year Ended		
	12/27/2014	12/28/2013	Growth
Reported Net Income Attributable to PepsiCo	$6,513	$6,740	(3.4)%
Commodity Mark-to-Market Net Impact	44	44	
Merger and Integration Charges	—	8	
Restructuring and Impairment Charges	316	129	
Pension Lump Sum Settlement Charge	88	—	
Venezuela Remeasurement Charges	105	111	
Tax Benefits	—	(209)	
Core Net Income Attributable to PepsiCo	$7,066	$6,823	3.6%
Impact of Foreign Exchange Translation			3.2
Core Constant Currency Net Income Attributable to PepsiCo Growth			6.7%

Note—Certain amounts above may not sum due to rounding.



Diluted Earnings Per Share (EPS) Reconciliation

	Year Ended		Growth
	12/27/2014	12/28/2013	
Reported Diluted EPS	$4.27	$ 4.32	(1.3)%
Commodity Mark-to-Market Net Impact	0.03	0.03	
Merger and Integration Charges	—	0.01	
Restructuring and Impairment Charges	0.21	0.08	
Pension Lump Sum Settlement Charge	0.06	—	
Venezuela Remeasurement Charges	0.07	0.07	
Tax Benefits	—	(0.13)	
Core Diluted EPS	$4.63	$ 4.37	5.8%
Impact of Foreign Exchange Translation			3.2
Core Constant Currency Diluted EPS Growth			9.1%

Net Cash Provided by Operating Activities Reconciliation

	Year Ended
	12/27/2014
Net Cash Provided by Operating Activities	$10,506
Capital Spending	(2,859)
Sales of Property, Plant and Equipment	115
Free Cash Flow	7,762
Discretionary Pension and Retiree Medical Contributions (after-tax)	274
Payments Related to Restructuring Charges (after-tax)	215
Net Capital Investments Related to Restructuring Plan	8
Free Cash Flow Excluding Above Items	$ 8,259

Note—Certain amounts above may not sum due to rounding.

 

Return on Invested Capital (ROIC) Growth Reconciliation

	Year Ended
	12/27/2014
Reported ROIC Growth	(79) bps
Impact of:	
Cash, Cash Equivalents and Short-Term Investments	88
Tax Benefits	42
Restructuring and Impairment Charges	37
Pension Lump Sum Settlement Charge	17
Merger and Integration Charges	3
Venezuela Remeasurement Charges	(3)
Restructuring and Other Charges Related to the Transaction with Tingyi	3
Core Net ROIC Growth[a]	108 bps

(a) Core Net ROIC represents core net income attributable to PepsiCo plus after-tax core net interest expense, divided by a quarterly average of invested capital less cash, cash equivalents and short-term investments adjusted for non-core items.

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PepsiCo Values

Our Commitment

To deliver sustained growth through empowered people acting with responsibility and building trust

Guiding Principles

We must always strive to:

- Care for our customers, consumers and the world we live in

- Sell only products we can be proud of

- Speak with truth and candor

- Balance short term and long term

- Win with diversity and inclusion

- Respect others and succeed together

PEPSICO

 PEPSICO  Performance with Purpose
The Promise of PepsiCo

